Form 20-F
period 2004-11-30
DIAMANT ART CORP
filed 2005-06-16
CIK 810269

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 [X]

For the fiscal year ended November 30, 2004

Commission file number 000-16008

DIAMANT ART CORPORATION
[formerly ART INTERNATIONAL CORPORATION]

Ontario, Canada.         98-0082514

5-7100 Warden Avenue, Markham, Ontario, L3R 8B5 Canada (905) 477-0252

Securities registered or to be registered pursuant to Section 12(b) of the Act. Title of each class Name of each exchange on which Registered

- NONE -

 Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

- NONE -
(Title of Class)

As of November 30, 2004, the number of shares of Common Stock outstanding was 80,510,914.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports),and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] / No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] / Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [X] / No

PART I

Item 1. Identity of Directors, Senior Management and Advisers

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 1.

Item 2. Offer Statistics and Expected Timetable

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 2.

Item 3. Key Information

A. Selected financial data.

The following presents selected financial data for the Company in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles ("CDN-GAAP"). It should be read in conjunction with the separate financial statements of the Company and related notes included elsewhere herein, which were prepared under CDN-GAAP. This financial data should be compared to the Company's Audited Financial Statements and the reconciliation of the financial information presented between CDN-GAAP and US-GAAP. The financial data as of November 30, 2004 and for the four previous fiscal years has been derived from financial statements of the Company that have been examined by independent chartered accountants in Canada.

Extracts from audited financial statements.	November 30	November 30	November 30	November 30	November 30

	2004	2003	2002	2001	2000
Summary of operations:
Sales	62,066	83,450	191,820	520,528	807,144
Cost of goods sold	209,353	218,956	327,566	518,946	688,768
Gross profit / (loss)	(147,287)	(135,506)	(135,746)	1,582	118,376
Depreciation and amortization	4,493	5,616	10,724	9,701	4,888
Selling, general and administrative expenses	118,648	274,829	312,734	435,821	612,142
Interest and finance expense	41,045	40,921	49,455	47,699	47,980
Operating loss	(311,473)	(456,872)	(508,659)	(491,639)	(546,634)
Foreign Exchange Gain, Unrealised	75,761	165,546	9,380	--	--
Loss before equity in loss of affiliated company	(235,712)	(291,326)	(499,279)	(491,639)	(546,634)
Equity in loss of affiliated company(1) (8)	(93,165)	--	--	(812,184)	(400,798)
Net loss	(328,877)	(291,326)	(499,279)	(1,303,823)	(947,432)
Net loss per common share (2)		(0.169)	(0.978)	(2.550)	(2.943)
Weighted average number common shares o/s (5),(6)		1,720,000	510,336	510,336	321,926
Summary of balance sheet data:
Current assets	53,904	76,580	129,290	186,684	368,564
Total assets	71,876	99,045	157,371	395,489	517,437
Current liabilities	2,449,432	2,147,792	1,914,792	1,653,631	1,449,098
Total liabilities	2,449,432	2,147,792	1,914,792	1,653,631	1,449,098
Share capital	10,595,218	10,595,218	10,595,218	10,595,218	9,617,876
Contributed surplus	11,775,000	11,775,000	11,775,000	11,775,000	11,775,000
Accumulated deficit	(24,747,842)	(24,418,965)	(24,127,639)	(23,628,360)	(22,324,537)

Shareholders' (Deficit) Equity	(2,377,624)	(2,048,747)	(1,757,421)	(1,258,142)	(931,661)
Under U.S. GAAP
Net loss	(407,854)	(420,494)	(499,279)	(1,303,823)	(947,432)
Net loss per common share		(0.4889)	(1.957)	(5.110)	(5.886)
Share capital (3)	12,636,761	12,636,761	12,636,761	12,636,761	11,659,419
Accumulated deficit (3)	(26,997,530)	(26,595,891)	(26,175,397)	(25,676,118)	(24,372,295)
Cum. Translation adjustment gain	(208,213)	129,168	--	--	--
Shareholders' (Deficit) Equity	(2,377,556)	(2,048,747)	(1,757,421)	(1,258,142)	(931,661)
Ave. annual exchange rates $1.00US = Canadian $ (4)	1.3015	1.4015	1.5704	1.5484	1.4852

(1) The affiliate company was The Buck A Day Company Inc. ("Buck"). The investment in Buck is accounted for on the equity basis, whereby the Company records its share of Buck's net losses. The Company owned 100% of the affiliate's outstanding shares from December 2, 2000 through August 31, 2001, and subsequently its ownership was diluted down to 10%; effective August 2001. And in February 2002, the investment in Buck was sold to a third party. Consequently the Company has reflected the reported years on the equity basis.

(2) As the Company is in a loss position, it does not reflect the fully diluted earnings per share, as the effect would be anti-dilutive.

(3) In prior years, under Canadian GAAP share capital was reported net of issuance costs, in the aggregate of $2,047,758, whereas under U.S. GAAP such costs were charged against the operating income as a period expense in the year of stock issuance; thus under U.S. GAAP the reported share capital amount was greater by the amount of the issuance costs. Consequently, under the respective Canadian GAAP the corporation's reported accumulated deficit was lower by the same margin.

(4) The above noted summary financial data is prepared in the currency of the Corporation's Home country, in Canadian dollars. The above noted exchange rates represent the average annual exchange for 1 United States dollar expressed in Canadian dollars. The following table of exchange rates is the monthly high and low exchange rate for 1 United States dollar expressed in Canadian dollars, and is provided for information purposes:

Month	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May
	04	04	04	04	04	04	04	05	05	05	05	05
High	1.3623	1.3271	1.3178	1.2928	1,2521	1.2004	1.2238	1.2303	1.2441	1.2205	1.2399	1.2590
Low	1.3539	1.3176	1.3080	1.2849	1.2437	1.1925	1.2127	1.2201	1.2350	1.2120	1.2323	1.2522

The closing daily exchange rate for 1 United States dollar expressed in Canadian dollars for May 31, 2005 was 1.2530.

(5) Under Canadian GAAP exchange gains or losses are charged against the operating income as a period gain or loss, whereas under U.S. GAAP they are reported as a cumulative translation adjustment in the Statement of Shareholders' Retained Earnings or Deficiency.

(6) Effective May 2003, the shareholders of the Corporation voted unanimously to consolidate the common shares on the basis of 100:1; the prior years' numbers have been adjusted to reflect this consolidation.

(7) Effective October 29, 2004 the Corporation declared a 2-for-1 stock-split-dividend; the prior years numbers have been adjusted to reflect this split. For greater clarity, Each shareholder of 1 common share receives an additional one common share.

B. Capitalization and indebtedness.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 3.B.

C. Reasons for the offer and use of proceeds.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 3.C.

D. Risk factors.

1) THERE IS SIGNIFICANT DOUBT THAT THE COMPANY IS A GOING CONCERN - As reported by our independent chartered accountants in the accompanying audited financial statements have been prepared on the basis of accounting principles applicable to a going concern, meaning that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. However, the use of generally accepted accounting principles that are applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption. Given the accumulation of operating losses and the deficiency of working capital, the Company's ability to realize its assets and discharge its liabilities is dependent upon the attainment of profitable operations and the continued financial support of its creditors. The financial statements do not reflect adjustments that might be necessary should profits not be attained, or should the support not be continued.

2) THE SECURED NOTE HOLDERS OF THE COMPANY MAY NOT RENEW AND EXTEND REPAYMENT TERMS. - The Company is in default under its extended repayment terms. In addition, one Note Holder commenced proceedings against the Company, in 1999 and 2000 in the State of New York and Province of Ontario, respectively. In both cases the Company had counter-claimed, and in both cases the plaintiff has filed for discontinuance without prejudice. We cannot be assured that the Note Holders will agree to further credit extensions, or that the Company would be able to pay them or in the case of further actions by the Note Holder(s) to enforce payment, that the Company could mount a successful defense. Currently, there is no formal supplementary agreement for credit extension or waiver of the Note Holders' remedies under the security agreement between the Note Holders and the Company.

3) WE RELY UPON THE CONTINUING SUPPORT OF TRADE CREDITORS. - There is no assurance that the trade creditors will continue to cooperate with the Company, which could jeopardize its future ability to obtain products and services and negatively impact operations in a material way.

4) THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE SUCCESSFUL ITS NEW VENTURE IN THE FOOD PACKAGING BUSINESS - During 2004 the Company, through its newly incorporated and wholly owned subsidiary, Diamant Film Inc., acquired the exclusive distribution rights for North America, including United States, Canada, Mexico and Bahamas, for a clear stretch film food wrapping (which product is Trade Marked and marketed under the brand name "DIAMANT"). The Company is uniquely positioned because the DIAMANT Brand presents the food wrapping industry and markets in North America with an alternative environmentally "healthy" product, which has no PVC, and that can be mass produced and competitively priced. Notwithstanding, our ability to succeed in the food packaging business is dependant on our ability to:

i) Meet minimum purchase quantities of DIAMANT™ - increasing to 18,000,000 LBS annual minimum quantity by year five, ending June 2009.

ii) Raise external capital - to finance the purchase of DIAMANT™ product, and cover marketing and selling and distribution costs until the operations of its subsidiary are self (internally) financed by profits.

iii) Manage our launch of DIAMANT™ product - There can be no assurances that the Company will successfully manage all its challenges in launching its new packaging business.

5) IF WE ARE UNABLE TO ACHIEVE PROFITABILITY, WE WILL CONTINUE TO RELY ON EXTERNAL FINANCING - the Company operates at a loss. During fiscal 2004 the Company was able to obtain demand debt financing. In future, our inability to raise new capital or achieve profitability could have a material adverse effect on the ability of the Company to continue operations.

6) CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND MAY HAVE INTERESTS THAT ARE DIFFERENT FROM THE COMMON SHAREHOLDERS. - The Company has zero Class "C" Common shares issued and outstanding at November 30, 2004. During fiscal 2004 holders of 372,700 Class "C" Common share converted to 37,270,000 common shares. Each Class "C" Common share entitles the holder to 100 votes. Subsequent to the year-end holders of debt advances, totaling $1,215,500 converted their position into 4,631,000 Class "C" Common shares. Therefore the Class "C" Common shares have a total of 463,100,000 votes, which gives them control over the Board of Directors and operations of the Company. The Class "C" Common Shares are not traded.

7) THERE CAN BE NO ASSURANCE THAT WE WILL SUCCEED IN THE ART REPRODUCTION MARKETS OR THAT COMPETITORS WILL NOT PROVIDE SUCCESSFUL RIVAL PRODUCTS. -- The Company reproductions must compete with a variety of decorative art products, including products from other companies, which replicate fine art as well as original artwork from local artists and others. Small vendors can compete effectively within the marketplace while larger vendors can benefit from volume discounts. Company must competitively price its products against both the large and the small vendors to successfully build sales volume. Many companies have processes for reproducing oil paintings, including other methods of texturing their reproductions, and there are also many companies, which market art reproductions such as giclee, lithographs and serigraphs. Nevertheless, we believe that no other known reproduction processes compare in quality with the Company processes in accurately reproducing brush strokes and texture; and the color intensity and other reproduction characteristics are believed to be at least equal to any other known reproduction process. Company's success in the marketplace will depend upon creating greater awareness of its products, as well as its pricing and delivery policies.

8) FLUCTUATIONS IN CONVERSION RATE BETWEEN THE CANADIAN AND UNITED STATES DOLLARS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL RESULTS - The majority of Company's revenues are exports and its invoicing is in United States dollars. The Company has experienced a strong Canadian dollar in relation to the US dollar during the current year, which negatively impacted gross margins. However, the Company benefited from the stronger Canadian dollar because its total US liabilities, as reported in Canadian dollars, have decreased by approximately $208,000 because of unrealized exchange gains. However the reverse is true, a weakening Canadian dollar would improve gross profit but result in more onerous US liabilities.

9) OUR STOCK PRICE HAS BEEN VOLATILE. - The market price of our common stock has been volatile, for example between December 2003 and May 2005, the trading prices for our common shares varied between a high of $US0.88 and a low of $US0.03. Fluctuations in trading price of our common stock may continue in response to a number of events and factors, which may adversely impact our ability to obtain further equity financing.

Item 4.Information on the Company

A. History and development of the Company.

The Corporation operates as Diamant Art Corporation, which name was adopted and approved, November 22, 2004, by shareholders through an amendment to the Articles of Incorporation of the Company (formerly ART International Corporation (from May 2003), ART International Inc. (from July 1998); hereinafter also referred to as "Company" or "Corporation" or "DIAMANT".)

The Company was incorporated in Canada on January 24, 1986 under The Ontario Business Corporations Act.

The Corporate offices and operations are located at 7100 - 5 Warden Avenue, Markham, Ontario, Canada. Telephone: 905 477 5052.

During the last three fiscal years, DIAMANT operated in three different business sectors:

Art Reproduction - Artagraph™

Historically, the Company's primary business was the production, distribution and marketing of replications of original paintings that incorporated brushwork texture including but not limited to oil, acrylic and other textured pigment-mediums "Textured ART". The Company's reproductions on canvas are marketed using the registered trademark of Artagraph® Editions, (sometimes referred to as "Artagraph®" or Artagraphs®"). The principle component of the Company's product line is PVC-based plastic.

Generally, the Company has been reliant on one or a few major customers. Within the past three fiscal years the Company's major customer was Museum, a specialty retailer operating in the United States, whereby the Corporation's sales revenues from that source had represented in the range of 40 - 60% of its total revenues.

On January 10, 2002, Museum went into Chapter 11; at which date Museum owed the Company approximately $100,000 of trade receivables. The Company had purchased export insurance for its US customers including the Museum, which lowered the bad-debt loss on its trade-receivables (owed by Museum) to approximately $30,000. In the period from December 1, 2001 to January 10, 2002, the Corporation sold $65,000 of Artagraph images to Museum.

During the period in Chapter 11, from January through April 2002, Museum operated as The Museum Company, D.I.P. ("Museum") and continued to purchase products from the Company. Total sales revenues reported in the Chapter 11 period were approximately $21,000.

In May 2002, Museum emerged from Chapter 11, whereby the continuing business assets were sold to a third party company, "The Museum Company Acquisition Corp" (hereinafter also referred to as "Museum"). During the Chapter 11 proceedings Trustee/Receiver-manager had closed approximately 50 - 60% of its stores. Consequently, a reduction of sales revenues from this retail store-chain was anticipated because of: first, the closed stores; second, the Company's inability to finance additional images and point-of-sale materials; and, third, the Company placed Museum on 15-day payment terms that have reduced Museum's ability to finance its inventory and consequently Museum purchased only made-to-order framed images that the Company drop-shipped directly to the customer.

From May 2002 through November 2002, the Company sold Museum approximately $30,000 of Artagraph products.

In the first six months of fiscal year 2003, sales to the Museum Company declined significantly; reported sales revenues were approximately $14,000. Thereafter, following the first NSF payment, the Company placed Museum on "cash-on-order" basis exclusively, and following this the Company received no further orders from the Museum. Management believes Museum may have reorganized its business affairs a second time and that its new operations focus on an internet-based business model and lower-priced merchandise product. The Company did not sell to the Museum Company during Fiscal 2004, and there is no expectation that the Corporation will resume sales to the Museum in the foreseeable future.

New Subsidiary, Diamant Film Inc. -- Operating in the food packaging business.

On March 11, 2004, the Company and Diamant Plastics Corp. ("PLASTICS"), a private company incorporated in Ontario, Canada, executed a letter of intent to negotiate the exclusive rights, for the Company, in the United States and Canada; to manufacture, market and distribute new non-PVC based plastic utilized in the stretch-film food packaging industry, name branded DIAMANT ™.4t564

On April 22, 2004, the Company formed a wholly owned subsidiary, Diamant Film Inc. ("FILM"), under articles of incorporation in Ontario, Canada. The subsidiary was formed to continue negotiations and implementation of the food packaging business.

Effective June 14, 2004, FILM finalized an agreement with PLASTICS for the exclusive distribution rights in Canada, to market and distribute DIAMANT™. The agreement has a term of five years, renewable for a further five years at the FILM's option.

Effective June 28, 2004, FILM finalized an agreement with PLASTICS for the exclusive distribution rights in the United States Of America, to market and distribute DIAMANT™ film. The agreement has a term of five years, renewable for a further five years at the FILM's option.

On October 8, 2004, DIAMANT ART CORPORATION (as ART International Corporation) filed a Form 8-K detailing its subsidiary's ongoing business developments, including:

  September 15, 2004, FILM concluded a successful 90-day test of its DIAMANT™ film with a national Canadian food retailer.
  September 21, 2004, FILM reached an agreement with a second national supermarket retailer to test DIAMANT™ film.
  September 28, 2004, the Company was authorized to use Canada's Environmental Choice Program ("ECP"); a North American leading benchmark of environmentally responsible products and services. DIAMANT™ film successfully met criteria for both environmental and performance standards.

Effective November 15, 2004, FILM finalized an agreement with PLASTICS for the exclusive distribution rights in Mexico, to market and distribute DIAMANT™ film. The agreement has a term of five years, renewable for a further five years at the FILM's option.

Subsequent to the year ended November 30, 2004 the Company through its subsidiary FILM continued to progress in its new food packaging business.

On February 14, 2005, FILM received its initial order from Quality Cheese Inc., a manufacturer, distributor and retailer of Italian specialty chesses in Canada. Quality operates out of a 20,000-production facility in Ontario.

On March 10, 2005, FILM signed an exclusive agreement with Presidential Holdings, Inc. ("PRESIDENTIAL"), giving PRESIDENTIAL the exclusive right to sell, market and distribute DIAMANT™ film to the United States military market. PRESIDENTIAL comprises professional military and private sector consultants whom assist companies to develop supply contracts with the US military. In addition, former Vice Admiral, U.S. Navy, Commander, Giffin, who is a senior strategic consultant with PRESIDENTIAL became a member of FILM's Advisory Board.

Effective March 23, 2005, FILM finalized an agreement with PLASTICS for the exclusive distribution rights in the Bahamas, to market and distribute DIAMANT™ film. The agreement has a term of five years, renewable for a further five years at the FILM's option.

On March 29, 2005, FILM executed a five-year agreement, effective March 1, 2005, with Victory Packaging of Houston, Texas ("VICTORY") giving VICTORY exclusive sales and distribution rights to DIAMANT™ film in North America for industrial and supermarket applications. VICTORY has approximately $350 million in annual revenues and operates 50 warehouses across North America. Under the terms of the agreement, VICTORY agreed to purchase minimum quantities of DIAMANT™ film from 135 million feet, in year one, to 4.2 billion feet by year five. If fully delivered, the five-year contract represents an estimated $120 million in sales revenues.

On April 18, 2005, FILM executed an out-sourcing agreement with Astron Bulk Packaging Limited ("ASTRON"), whereby ASTRON will provide operation services including, receiving bulk imports and repackaging and delivery to customers.

Prior business interest in the business-to-consumer direct marketing of personal computers.

Within the last three years the Corporation invested in The Buck a Day Company ("Buck") eventually acquiring 100% of Buck's share capital. Then through the conversion of debt, owed to Buck's founding management group and third party debt, into common shares by Buck, the Corporation's investment was diluted down-to 10% ownership; and in February 2002 the Corporation sold 100% of the common shares it owned in Buck to a third party corporation. At the time of its investment in the Buck common shares the Corporation had the expectation that Buck would market and distribute its products.

Buck was marketing, telesales and financing operation designed to bring direct response to the next level through an integration of media, internet and communications technologies. The "Buck A Day" branding is the basic premise of its business model; specifically that name brand products are packaged so that the customer can purchase them for as little as "a dollar a day" with no down payment.

On December 6, 2002, the management of Buck laid-off all employees of the corporation and subsequently filed Buck for bankruptcy proceedings. Shareholders of Buck representing approximately 60% and control of that corporation applied to the Ontario Courts for injunctive relief and removal of the management of the corporation. In subsequent rulings the Ontario Court halted the bankruptcy proceedings, removed the Defendants from management and directors of Buck. On January 28, 2003, in a special meeting of shareholders of Buck a new board of directors was elected. Said directors and shareholders of the corporation attempted unsuccessfully to recommence operations in 2003; on and about April 2003 the landlord of Buck's offices repossessed the premises to protect landlord's rights and locked-out Buck.

Summary Table

The following table shows comparatives of gross revenues between the three disparate business segments of the Corporation and the percentage ownership by the Corporation at the beginning and end of each fiscal year.

Business Segment	2004	2003(2)	2002 (1)

Geographic Operations
One Corporate Offices & Warehouse	Ontario	Ontario	Ontario
Revenues
Artagraph	62,086	83,450	191,820
DIAMANT (4)	-	-	-
Buck (3)	-	-	19,153,000
% Ownership in FILM
-- Year Beginning Dec. 1	0%	0%	0%
-- Year End Nov. 30	100%	0%	0%
% Ownership in Buck
-- Year Beginning Dec. 1	0%	0%	10%
-- Year End Nov. 30	0%	0%	0%

(1) The applicable dates for Buck are 9 months ended April 2002 (un-audited).

(2) Although Buck continued in operations until April 2003, at which date Buck was locked out of its corporate offices, there are no reported financial results for the years ended July 2002 or 2003 respectively.

(3) The gross revenues for the fiscal 2002 were translated from the reported gross revenues in USD$ at $CAD:$USD 1.55:1.00.

(4) No sales revenues in Fiscal 2004; at this time, the Company cannot forecast sales for Fiscal 2005, due to start-up variables, including limited access to working capital.

Information concerning the principal expenditures and financing

The Company continued to face severe liquidity problems during fiscal 2004, which was due to ongoing losses and falling revenues in its Artagraph business, combined with the start-up losses of FILM. The ongoing business viability of the Company is in serious jeopardy, while the Company continued to rely on its creditors for ongoing support.

During fiscal 2004 the Company financed general-operational cash flow short falls and the cash requirements for launching, testing and pre-marketing of its new food packaging business from external sources of approximately $450,000. There were no capital expenditures in fiscal 2004. The loan advances to the Company are non-interest bearing and convertible into restricted Class "C" Common Stock of the Corporation through mutual agreement. In addition, the Corporation contracted outsourcing relationships (such as the ASTRON agreement) in order to smooth cash expenditures and match them to future revenues, which are anticipated from the food packaging business. By out-sourcing to ASTRON, FILM and the Company avoided capital expenditures of approximately $50-70,000.

Subsequent to the year ended November 30, 2004, the Company completed two Regulation S offerings. The first Regulation S, closed on January 5, 2005 and was for 231,000 restricted Class "C" common shares for $115,500 cash proceeds (or $0.50 per share) which are convertible, at the owners option into one hundred (100) restricted common shares per one (1) Class "C" common share. The second Regulation S offering closed on February 21, 2005 and was for 4,400,000 restricted Class "C" common shares for $100,000 cash proceeds and the conversion of $1,000,000 demand loan advances (the price per Class "C" common share was $0.25). In addition, in the six months to May 31, 2005 the Company received approximately $300,000 in loan advances. Total cash from all external sources was approximately $515,000. The cash advances were mainly used to fund initial purchase of DIAMANT™ film, to place minimum quantities in the distribution pipelines and for ongoing testing, and provide ongoing working capital.

In order to meet minimum obligations, both purchasing from PLASTICS and sales to PRESIDENTIAL and VICTORY, in the food packaging business, the Corporation is purchasing its entire product from Switzerland. The maximum amount the Company can purchase and import is dependant on the capacity limitations that the Swiss corporation may place from time to time on exports, which may be impacted by demands in the European market.

If the Company successfully negotiates manufacturing rights, it plans to set-up production in the United States. Each production line is approximately $2 million. This would necessitate significant additional financing for start-up capital, which the Company might not successfully accomplish

B. Business overview.

Artagraph Division - Artagraph -- replicates both the color and brush stroke texture, so that the resulting works of art are almost indistinguishable, by the average person, from original paintings. The Artagraph® Editions include signed and numbered limited editions by contemporary artists, as well as editions of works by the great masters, and have a suggested retail price of between US$299 and US$849. Some limited edition reproductions of contemporary artists retail considerably higher, but this is solely due to the Artist's reputation.

During Fiscal 2004, the Artagraph division and product line was the sole revenue earner for the Corporation.

The majority of the Company's sales represent exports, principally to the United States, and to a lesser extent, to other countries. The following table shows the Company's sales to its principal geographic markets for the last four fiscal years.

	Year Ended Nov 30
	2004	2003	2002	2001
Canada	19,225	20,233	17,554	102,934
United States	42,841	63,217	174,266	389,198
Overseas	0	0	0	28,396
	62,066	83,450	191,820	520,528

Many of the works reproduced by the Company are in the public domain. Works, which are not in the public domain, are reproduced pursuant to agreements with various copyright holders.

The Company manufactures reproductions of Impressionist and Post-Impressionist paintings as well as paintings by contemporary artists. The Company does not always create a replication directly from an original painting. A contract artist, who is engaged to replicate the texture and brush strokes of the original artist's style, also creates semi-originals (a copy of the original art work's texture rendered by a professional artist in an oil or acrylic medium)..

The Company also contracts with art publishers, and produces and sells replications of contemporary works of art for a fixed price, which are then distributed by the publisher.

The Company has a library of approximately 80 different Artagraph® titles, of which the majority are Impressionist or Post-Impressionist paintings, some being limited edition reproductions. These reproductions are of paintings by such artists as Monet, Manet, Van Gogh, Degas, Renoir, Turner and other well-known artists. Once the Company has a reproduced title in its library, it can manufacture as many reproductions from that title as the market will bear, subject only to limitations imposed by contracts with third parties that limit the availability of certain Artagraph® Editions.

The replication process is a two-stage process. The first stage is replication of the painting's color. The second stage, which directly involves the Company's patented process, is the reproduction of texture and brush strokes. The Company works from transparencies of the original art, preparing color separations and then printing the image on a specially designed "paper" called a litho, a PVC-based plastic. The Company subcontracts with third parties to produce the transparencies and printed lithos in accordance with the Company's proprietary specifications. In the second stage, the Company produces a bass relief mold from either the original oil painting or, in cases where the original oil painting is not available, from the semi-original of the painting.

The final stage of processing involves precise application of heat and pressure to the bass relief mold, the printed litho and to a specially PVC-coated canvas to create the finished product.

During 1998, the Company's Artagraph Product won two Benny awards for Best-of-Category in the Latest Technology Pieces category for its submission of the limited edition reproduction of Howard Terpning's "Crow Pipe Ceremony", and in the Poster and Art Prints category for the "Holy Man of the Blackfoot". The Bennys Awards are the "oldest and largest international printing competition", which was held in Chicago during October 1998. The Company faced competition from 874 companies that submitted 4,990 printed products.

Currently it is primarily engaged in supplying retail store or art gallery customers with its catalogue products. In the past, the Company has marketed through specialty retail; overseas distributors, including Japan and Spain; direct mail with American Express Card Members programs; and, carried out contract printing for publishers.

The Company has been seeking to expand its business in foreign markets, extending some territories with existing distributors and signing new agreements with new distributors. Due to the Company's lack of financial resources these distributors have to provide their own point-of-sale materials, framing products and other promotional materials to their businesses. Consequently, all these agreements are on a best efforts basis and, like all the Company's distributor agreements; there can be no assurance of future revenues or profits from the efforts of any of these distributors.

There are many publishers who represent contemporary artists engaged in publishing art reproductions, such as lithographs, serigraphs and posters. The Company believes that its products offer a unique alternative to these publishers to add an important new and more accurate reproduction medium to their existing product lines.

The Company has produced custom pieces under fixed price contracts for art publishers and agents, with product development costs paid by the publisher. Prices charged vary depending upon the size of the product, the number of colors and the size of the edition. Pricing for textured canvas (sold without framing, which is the responsibility of the customer) ranges from $US50 through $200 per canvas print. Currently, the Company has no publishing contracts, and nor is it actively promoting this business owing to its limited financial resources; the last year that the Company had and significant publishing business was in 1999 when revenues from that segment accounted for 25% (approximately $250,000) of total sales.

The process for manufacturing Artagraph® Editions has been patented in Canada and the United States. An application for improvements to the Artagraph® replication process resulted in the issuance of a new United States patent in November 1990, which patent expires in 2008. Currently, the Company is delinquent in paying its patent fees and although it may bring them into a current status by paying a penalty, there is continuing doubt concerning the Company's ability to meet its on-going obligations. Consequently the Company's enjoyment of patent protection is in serious jeopardy and the loss of patent protection could have negative consequences for the Company' ability to raise capital or successfully challenge patent infringement by third parties.

The main business of the Company, which is in the retail sector, has seasonality and follows the traditional retail experience with the strongest sales period through the Thanksgiving and Christmas holidays, however, the absence of promotional materials, which the Company would normally utilize to maximize its potential for sales growth, results in a flatter sales peaks. The seasonality impact is significantly softened because overall promotional activity is entirely reliant on the customers' own efforts and because total gross sales revenues are at an all-time low.

Raw materials utilized in the manufacturing process are commodities that can be purchased from alternative suppliers. A principal component of the raw material inventoried by the Company is sheet PVC, which is utilized in the printed lithos, and a PVC coated canvas. The PVC is the key component enabling the Company to mold the texture and promote molecular bonding of the laminated litho and canvas. Raw materials have an indefinite shelf life and do not spoil or become obsolete. Components such as frames are not inventoried; rather they are purchased to fill custom orders on a just-in-time basis. Raw materials are all sourced locally and although there has been a steady increase in raw material prices over the past five years, the Company has no volatile pricing to contend with. Increasing price trends in its raw materials have been offset by the weaker Canadian dollar versus the United States dollar, during the same time frame. As discussed above, the Company predominantly exports and consequently prices in United States Dollars.

The Company prints and inventories quantities of individual images from 500 to 1,000 units to achieve economical print costs. Printed lithos also have an indefinite shelf life and are sold through variety programs over a number of years. Printer lithos are stored pending orders from customers then completed through the texturing, stretching and framing phases to ship on a just-in-time basis. Framing and printing are out sourced to other third parties, and there are many alternative suppliers for both available in the general locality of the Company's production facility.

The Company transfers out-sourced products and services through to its customers at cost plus a modest mark-up. The Company charges a significant mark-up on its patented texturing process, which contributes more than 80 % of its gross profit.

The Company has accumulated excessive inventories of printed images from earlier years through 1994. Approximately 75% of its current inventory of images has only been printed once and that pre-dates 1994. All inventories that have not turned more than once in three years have been written-off. The replacement cost of the quantities-on-hand of images, which is carried in the financial statements at approximately $35,000, is estimated at over $1,000,000.

DIAMANT™ Film Subsidiary

In the future, the Company intends to manufacture a non-PVC (poly vinyl chloride) food packaging stretch film, under license from PLASTICS and under the trade name DIAMANT™. The owner and inventor of DIAMANT™ film, a Swiss-based company, first achieved commercial status in 2001 after an extensive, 10-year development on resin formulations and equipment design. The major difference between the commercial markets in Europe versus the markets in North America is the mass production aspects typical of the North American industry. Consumers in the North American market prefer to purchase their food groceries in greater bulk than their European counterparts who purchase their food groceries on an almost daily basis. Acceptance by the North American mass-produced food packagers was dependant on modifying the resin formula to allow automated mass packaging. Since April 2004, the Company, with the aid of the Swiss corporation, has largely achieved this initial transfer of technology to the North American markets and accommodating market-characteristics.

Initially the Company has acquired the distribution rights from PLASTICS, pending further negotiations through PLASTICS with the Swiss corporation to acquire manufacturing rights. The market channels to be pursued are the existing PVC stretch film business in North America, comprising:

  The packaging of meat, poultry, seafood and vegetables at super markets and food processors, which operate on automated production lines;
  The packaging of food at institutional establishments such as restaurants and catering operations, which operate on single machine or manual stations;
  The wrapping of foods in individual homes, and as a food container covers for microwaving, which involves only hand based wrapping from a boxed roll with cutter.

Currently the North American Industry is mature and is dominated by PVC stretch film producers. DIAMANT™ film offers a comparable competitively priced alternative that provides branding differential by promising an environmental responsible product. PVC contains plasticizers called DEHP that renders the following undesirable characteristics:

  Leaching of plasticizer into the foods being packaged and attendant health concerns;
  Extreme health risks in disposal via incineration due to the production of dioxins;
  Release during production of monomer, which is a carcinogen and corrosive vapor;

Release of harmful vapors at the end-users locations during heat sealing, including supermarkets and food processors. DIAMANT™ film offers additional beneficial characteristics:

  Upto 30% reduction in packaging waste due to lower density and gauge;
  Can be recycled or safely incinerated;
  Higher tensile strength per unit, allowing extrusion of thinner layers;
  Equal to 20% greater shelf life for perishable products, cutting customers costs;

  Can be printed on, which opens branding opportunities "fresh obsessed" for supermarkets;
  Addresses increased consumer concern and awareness of environmental responsibility

The Company hopes to capitalize on the advantages DIAMANT™ film affords it to provide the foundation for a rapid expansion in North America. The keys to success for the Company include:

  Successful transfer and adaptation to North American markets, which has largely been achieved during the 12 months ended May 2005;
  Reduction of raw material costs by switching from a limited volume importer and licensed distributor to a licensed manufacturer and mass producer of DIAMANT™ film, which the Company believes it can negotiate;
  Rapid roll-out and market penetration of the North American stretch film packaging industry, which the Company believes it is successfully positioning itself through its strategic partnerships with established logistic, distribution and warehouse companies and strategic marketing consultants.
  Acquiring external capital and working capital financing to support its desire to achieve rapid expansion, including access to the public markets, equipment leasing and secured debt financing, which the Company is actively exploring.

Stretch film packaging is a commodity and is not sensitive to seasonality or economic recessions because foods are necessities.

The Company is wholly reliant on the single source manufacturer located in Switzerland, for product supplies. In addition, the same party is the only manufacturing source for the specialized extruder production units and associated technical knowledge. The composition of the resin is a strictly secrete formulation that is highly complex. In addition, the Swiss had to modify the formulations for the North American market to allow for automated packaging lines. The Swiss company has purposely not filed for patent protection, which is not uncommon in the industry. Oftentimes filing for patent protection reveals too much technical information that might enable competitors to re-engineer the product and process. Under current configurations of the production facilities operated by the Swiss, their maximum current capacity is significantly lower than future contractual supply minimums to the Company and its distributors. Total annual volume capacity in Switzerland is approximately 4.4 million LBS.

The Company has signed two downstream distribution agreements with two corporations for the major markets in the United States of America and is actively pursuing other options in Canada, Mexico and Bahamas. In addition, the Company has outsourced its repackaging of bulk product imports. While the Company has taken every precaution to ensure its business partners can support its business and has jointly participated in field testing the product, there are no assurances that these companies will purchase the minimum quantities. Conversely, the combined minimum purchase commitments of VICTORY and PRESIDENTIAL in year-three of their five year distribution agreements are approximately twice the Swiss company's current annual capacity. The Company believes the Swiss will respond to the "projected" increase in demands for DIAMANT™ by increasing their production or licensing other third parties to manufacture DIAMANT™ film.

The Company operates in a highly regulated industry. DIAMANT™ film has been approved by Canadian Health Protection Branch for food contact and qualifies for U.S. Food and Drug Administration non-objection status. Recently, DIAMANT™ film was passed stringent EU guidelines and applicable laws regarding food hygiene for contact with aqueous, acidic, alcohol, oily and fatty food types. Its product is well positioned to enable the Company to parade its advantages over competing PVC stretch film packaging. The potential advantages claimed include: longer food shelf life; less food contamination; less waste - benefiting land fill sites; recycling and safe incineration, which will support its customers' desire to minimize garbage disposal costs and further underlines its competitive price when considering the complete spectrum of costs associated with PVC.

Direct Marketing Subsidiary

In the past three years the Company was engaged in a direct marketing business through its investment in Buck. The Company sold its investment in Buck February 2002. The Corporation's investment in Buck went from 40%, on December 4, 2000, to 100%, and from 100% to approximately 10%, on October 31, 2001.

Buck marketed and sold name brand products directly to consumers and small businesses, utilizing its multi-media approach, which was principally, direct response television advertising. The Company operated a turnkey business, including tele-sales and warehouse-fulfillment locations as well as purchase financing services through its branded consumer credit card program, the "Buck a Day" credit card.

The basic product line packages could be purchased under a minimum-financing program for "a buck a day", which slogan is the Company's own name brand. The Company also sold up-grades, referred to as "up-sells", to its basic product line packages, which carried a higher gross profit margin. Potential customers were approved for a pre-determine level of credit ranging from $1,000 up to $5,000 dollars by a third party credit underwriter, which eliminated credit risk for the Company.

The Company operated its business in Canada; marketing and sales activities were principally concentrated on the sale of IBM's product lines in personal computing and related peripherals.

A direct by-product of the Company's activities was the accumulation of a database of consumers with pre-approved credit limits. At the end of fiscal 2000, this consumer database was approximately 5,000 in numbers and had grown to approximately 20,000 by fiscal 2002. The Company anticipated that it would develop business alliances with other companies to market and sell name brand products through its catalogue division to this consumer database.

A key factor to the success of the Company's business was the formation of strategic business relationships with large manufactures and distributors of consumer products, to ensure the timely supply of products at competitive prices. In addition, the Company's sales success relied on its ability to offer its customers credit finance services.

The retail financing service offered by the Company was provided through Associates Finance Group and CITI Bank; the latter purchased the former in 2001.

The business was seasonal. Revenue volumes were directly proportionate to advertising volumes and saturation. The golden quarters were January through March and to a lesser extent July through September, when traditional retailers were less inclined to buy media. Conversely, in the lead-up to the Christmas and summer holidays traditional retail advertising was much greater, thereby reducing the availability of TV spots. Consequently, Buck's revenues were lower and its media cost per unit sale higher.

The Buck owner-managers, however, focused on intense advertising without regard to operations, fulfillment and customer service. In 2002, Buck was a major marketing success, with sales of almost 10,000 IBM systems in an 8-month period but fractured, inefficient operations and poor management overshadowed the sales success. Despite the high sales generated in 2002, Buck owner-managers failed to exploit the merchandising opportunities, posted significant losses and abandoned Buck on the brink of bankruptcy.

C. Organizational structure.

Currently the Company has one wholly-owned subsidiary, Diamant Film Inc.

D. Property, plants and equipment.

The Company's executive offices, Artagraph production facility and gallery are located at 7100 Warden Avenue, Markham, Ontario, Canada L3R 8B5, occupying 12,000 square feet of space leased through March 31, 2006. The lease provides for a fixed annual net rental of $71,950 (2004) and $75,354 (2005), respectively, excluding its pro rata share of taxes, insurance, building maintenance and occupancy costs.

The Company believes its leased facilities are in good operating condition and adequate for its present requirements.

Currently, the Company has three sets of equipment in operation for the production of Artagraphs®. This equipment has an annual capacity of approximately 60,000 to 75,000 units. In the Company's most prolific years the maximum through put was approximately 20,000 units. In the last couple of years the production has dwindled down to 1,000 - 3,000 units. The three sets of equipment were acquired from a supplier in the UK, and are customized hydraulic press-machines typical of the lamination industry. The customization incorporates a cooling cycle between each heating cycle. Local service operators readily maintain the machines and spare parts are also attainable in the local vicinity.

There are no plans to acquire additional Artagraph-machines as the Company operates well within current expectations of capacity.

The Company has no formal plans to provide new facilities for the food packaging business. In the event the Company successfully negotiated exclusive manufacturing rights for North America, thereafter it would have approximately nine months to implement manufacturing operations in the United States. The Company believes current customers and business partners have sufficient capacity to handle the maximum volumes the Company could import from Switzerland in the foreseeable future.

Item 5.Operating and Financial Review and Prospects

The following should be read in conjunction with our audited financial statements and the notes thereto, and other financial information contained elsewhere and incorporated by reference in this Annual Report. In the following discussions "we" "us" and "our" refer to Diamant ART Corporation and its wholly-owned subsidiary Diamant Film Inc., unless the context otherwise dictates.

In addition to historical information, the discussions in this section may contain certain forward-looking statements that involve risks and uncertainties. The forward-looking statements relate to, among other things, operating results, trends in sales, gross profit, operating expenses, anticipated expenses and liquidity and capital resources. Our actual results could differ materially from those anticipated by forwarded-looking statements due to factors including, but not limited to, those set out forth under "Item 3. Key Information D. Risk Factors".

A. Operating results.

(i) Accounting policies critical to the reported financial results

Inventories

In the past, the Corporation has reported significant inventory levels on its balance sheets. Indeed, the current replacement cost of the physical inventory on hand at the Company's premises exceeds $1,000,000. The reported value of inventory in the balance sheet for November 30, 2004, is approximately $35,000 for the reason that the majority of the on-hand inventory has been written off, because of very low to zero sales experienced by the Company for virtually all its images.

For the Company to compete successfully in the market place it must carry inventories of many images to accommodate wide ranges of consumer tastes for different subject matter and imagery. In addition, consumer tastes are always changing and wall-décor trends are influenced by many factors: such as colour, subject matter, perceived value to price and individual choice for framing materials (i.e. modern simple lines, classical ornate patterns as well as colour and finish-style, and so forth). Owing to economies of scale the Company must print a minimum of 500 pieces for each item in its catalogue. Other than the frame the printing represents the most significant investment by the Company. Five hundred printed lithos represents a cost of $3 - 5,000 per lot. A catalogue of 200 images represents an investment of up to $1,000,000.

To mitigate against carrying significant investment of inventory for multiple images and framing materials, the Company only processes minimum quantities, although the top-most 20 popular images may be at higher quantities, through to the textured phase; and then only completes the production of finished-goods inventory through the stretching and framing stages once customers' orders are in the pipeline.

The Company's policy is to periodically evaluate the inventory levels of each product in its inventory on an image-by-image basis, both in light of past sales and estimated future sales of each product and similar products. In addition, when the Company determines that a product line or market should be discontinued, the inventory relating to that product line or market is written down to net realizable value. The purpose of these policies is to ensure that the Company's inventory balance, net of reserves, exclude slow-moving and obsolete inventory and are valued at the lower of cost and market value. The Company uses annual physical inventory counts combined with an analysis of each product's preceding three year's (or for such shorter period that a particular product may have been in existence) sales and a review of the Company's sales expectations for each product to determine whether the level and value of the Company's inventory of a particular product at a given time is excessive. This three-year period has been deemed to be an appropriate period for evaluating the historical sales of the Company's products since such products are not perishable and tends to be marketed over multi-year periods through intermittent and recurring sales programs.

Inventories of newly selected images, that have less than stellar sales, involve significant judgement by management in the application of its valuation policy. Future circumstances might radically change the performance characteristics of any given catalogue image and in aggregate with other failures result in material write-downs. This has happened in the company's history, although not recently as the Company has not had capital to invest in new images.

Other assets

Historically, the Company had a significant investment, in excess of $3,000,000, in its patented process. In the future, subject to availability of capital resources, the Company could seek to apply for an additional patent because of modifications to its process. In addition, the Company may seek patent protection in other geographic territories. Similar to judgment on carrying values of its inventories the carried value of capitalized cost for future patent(s) is dependant on future cash flows and underlying marketing and sales trends, which will involves judgments and estimates. Again, should these future events differ materially from its projection then the Company may experience significant write-offs on capitalized costs.

(ii) Operating Results

Year ended November 30, 2004, compared with year ended November 30, 2003

	2004	%	2003	%	2002	%
Total Sales	$ 62,066	100%	$ 83,450	100%	$191,820	100%

Sales - The Museum Company	$ -	0%	$ 14,706	17%	$129,494	65%
Sales to next ranked Customer	$ 16,950	27%	$ 12,047	14%	$ 10,441	5%

General & Summary

The Corporation's only source revenue is the residual sales from its Artagraph business of $62,000 per annum. Gross sales revenues are exceeded by fixed overheads approximately 300%. Despite the falling revenues the Company reduced its operating losses from $456,872 in fiscal 2003 to $311,473 in fiscal 2004.

The Company formed a wholly-owned subsidiary in April 2004 to acquire and manage the start-up of its new food packaging business interests. During fiscal 2004 the start-up expenditures were $93,000 of testing, sampling, travel and marketing costs.

The Company reported an unrealised foreign translation gain of $75,761 (2003 $165,546) that arises on certain US liabilities being translated into Canadian dollars at November 30, 2004. Under US GAAP these gains would not be reported in the operating statements; US GAAP reports these transactional exchange differences in the Statement of Shareholders' Deficiency.

Sales

Sales declined by $21,000 from 2003 to 2004, which is mainly attributed to the loss of revenue stream from The Museum Company. Other than the loss of The Museum Company business entirely, unit volumes declined slightly by another $5,000. Selling prices have not been modified in 2004 or 2003.

Sales in the Artagraph division will remain depressed unless external capital is raised to support new marketing initiatives.

The Company had not commenced shipments to the Canadian or United States food packaging customers as of May 31, 2005. It has purchased and will shortly receive four containers of DIAMANT™ film; this quantity represents approximately $200,000 of sales revenues.

Historically the Company has operated with a two-tier sales price list for its catalogue products. The Company's sales price lists are based in United States Dollars and have not been modified for over five years. The two-tier price system was originally designed to accommodate distributors and dealers, national retail chains and individual / regional gallery operators respectively. In recent years the distinction between distributor and dealer has become blurred. In part, this is because the Company's only national customer has reduced the number of stores it operates through by over 60%. Related to this, major galleries that the Company sells to are able to command distributor-level prices because of intense pricing competition from suppliers of fine-art printed images. Competitive initiatives focus on brand differentiation, consumer-buying patterns due to trends in colour, and image-subject and framing products. In the last three years the Company has sold 80% or more of its catalogue product at the distributor's price-level. The distributor sales price lists maintained by the Company range from $US75 to $US300, which represents the range from an unframed image to the highest priced frame image. The average selling price in the last five years has consistently been in the region of $US210. The pricing of specific catalogue images (framed or unframed) has remained constant within this time frame. Sales revenue declines are entirely due to falling unit sales.

Gross Loss

The gross loss arises as the company's level of sales is lower than its fixed overhead costs. The major overhead is rent, which runs at $120,000 annually.

Selling, General & Administration Expenses

Costs were decreased through necessity. Most of the reduction was in consulting and professional expenses. However, certain accounts payable, of approximately $15 - 20,000, that have been unpaid for five or more years were reversed and written-off. Business insurance was reduced to reflect more appropriate business levels. The Company runs a four day week. Certain costs were allocated to Diamant Film Inc.

The start-up costs, including testing, travel, and samples and expenses for consultants and overheads totalled $93,000.

For the second consecutive year the Canadian dollar strengthened against the US dollar. In particular the highest point of the Canadian rally was in November; on November 30, 2004 the closing rate was 1.18 Canadian to 1.00 US dollars. The Company has approximately $750,000 of US liabilities, aged from 5 to 9 years, and reported an unrealized translation gain of $75,761 in the Statement of operations. See Note 12 to the Consolidated Financial Statements that reconciles this departure from US GAAP (See Exhibit Index).

As with past years, the Company was able to mitigate some of its wage expenses by rotating employees through temporary layoff programs permitted under Ontario labour law provisions. Under such arrangements the Company was able to lay-off employees up to a maximum of 35 weeks while only paying those employees' benefit costs. In turn, employees laid-off under such circumstances can claim accelerated employment benefit relief.

Year ended November 30, 2003, compared with year ended November 30, 2002

During the year ended November 30, 2003 the Corporation lost its largest retail customer, The Museum Company, which company experienced further financial difficulties following its emergence from Chapter 11 in 2002. Although the Museum Company may continue under new management after its current reorganization it appears to have abandoned its bricks-&-mortar retail distribution in favour of a web-based distribution strategy, and is also refocusing its product lines on lower-priced merchandises. Sales from the Museum Company were $14,706 in 2003 down from $129,494 in 2002, and consequently total sales revenues fell from $191,820 to $83,450. The Company or its management has no affiliation with The Museum Company.

In addition, the majority, approximately 75% in 2003 [90% in 2002], of the Company's sales are transacted in United States Dollars and during fiscal 2003 the Canadian dollar strengthened significantly, approximately 17%, against the United States dollar.

Declines from the loss of The Museum Company customer and the weakening US revenue streams were partly offset by small gains in independent retail galleries in the US and in Canada. New customers that were added in fiscal 2003 were derived from word-of-mouth leads, as the Corporation does no promotional activities.

In the last five years, Unit sales with all customers fell dramatically due to the lack of cash flow to support new initiatives in marketing and selling.

Gross Loss

Similar to recent prior years, the fall in revenues resulted in the Company reporting a gross loss in fiscal 2003. In addition, sales revenues were less than the fixed overhead costs including the occupancy costs and plant salaries.

The Company purchases print, canvas, PVC and frame materials from a variety of commodity-suppliers in Canada. Over the last three years, the increases to purchased material prices have been more that offset by relative increases in selling price due to the weakening Canadian Dollar against the United States Dollar. The Company's price lists were set-up when the Canadian and United States Dollar conversion was in the range $CAD1.30:$US1.00. In recent years the actual exchange has been at or above $CAD1.50:$US1.00, which has conferred a 15% improvement to the effective selling prices that the Company has enjoyed. In the last three years purchase costs have increased between 5 and 7% annually and were effectively eroding the selling price-exchange advantage.

However with the strengthening Canadian dollar, the Company enjoyment of strong gross margins from its sales in US dollars and its costs in Canadian dollars has ended.

Offsetting this negative trends was the benefit the Company derived of selling some images, that were previously written-off to its new customers in 2003. Such product is carried on the Company's books at zero dollars and therefore any sales yield 100% margin to the overall gross margin mix. Such gains are short lived because repeat sales to those new customers are usually concentrated in universally popular images. The likelihood that the Company continues to find new customers and thereby maintains the benefit from sales of products conferring 100% gross margin is limited due to the lack of promotional activities and consequence reliance on referrals for sales growth.

The Company continued to operate at less than 10% of its total production capacity. Consequently, the fixed cost elements associated with its manufacturing operation have completely offset the limited revenues. On 2003 sales of $83,000 the Company enjoyed a standard margin of approximately $50,000. This margin did not cover the Company's fixed costs such as its occupancy expenses, of $100,000 and plant indirect-wages of $40,000. Occupancy costs were lower due to one-time recovery, in fiscal 2003, against estimated property taxes, maintenance and insurance ("TMI") of approximately $8,000; versus a charge in fiscal 2002 of approximately $12,000. The Company leases its property for a net monthly rent plus a monthly estimate for TMI, which is subject to an annual adjustment to actual TMI.

Net Loss

The net loss fell from approximately $500,000 to $420,000 due to savings from consulting and professional fees and a foreign exchange gain of $36,000 [2002 $9,000 gain], which was due to the strengthening Canadian dollar.

B. Liquidity and capital resources.

Year ended November 30, 2004, compared with year ended November 30, 2003

As in the prior year, the Company had minimal cash and possessed a substantial working capital deficit. For the year ended at November 30, 2004, the Company was able to sustain its operations primarily from a series of loan advances totaling $450,000, which loans were received from a total of 20 persons including several shareholders. As noted by our chartered accountants in their financial report contained herein, substantial doubt exists that the Company will be able to continue as a going concern.

The Company can provide no assurance that it will be able to obtain additional working capital from the sale of its equity, or borrow funds from traditional lending sources or from any person who has advanced, or may be interested in advancing, unsecured, demand funds to the Company. If additional loans are received or the Company is able to raise additional funds from the sale of its equity, substantial dilution to the interests and voting rights of current equity holders may occur. If the Company is unable to substantially increase sales from the level experienced in 2004, or obtain additional working capital from loans or from the sale of its equity, this could have a material adverse effect on the ability of the Company to continue its operations. In this event, we may have to re-evaluate all aspects of our business.

The following transactions were reported by the Company, during Fiscal 2004 and subsequently through May 2005.

1. On October 19, 2004, the Company declared a stock dividend of one common share for each one common share held. As a result of the stock dividend the issued and outstanding shares were increased by 40,255,457 common shares to 80,510,914 issued and outstanding common shares.

2. On November 19, 2004, at the annual shareholders meeting, the Company adopted and approved: the cancellation of the Class "A" and Class "B" preference shares, for which no shares of either class were then issued and outstanding.

3. On January 5, 2005, Diamant ART Corporation sold 231,000 restricted shares of its Class "C" common stock. As consideration for the sale of the shares, the Company received a total of $115,000 in cash in Canadian funds. The sale of the restricted shares is exempt from registration under Regulation S, whereby each purchaser of the shares represented, among other things, that they were not a "U.S. Person" and the offer and sale of the shares were an "Offshore Transaction".

4. On February 21, 2005, the Company sold 4,400,000 restricted shares of its Class "C" common stock. As consideration for the sale of these shares, the Company received a total of $100,000 cash and $1,000,000 in forgiveness of existing loan advance indebtedness.

5. During Fiscal 2004, the balance of 372,200 issued and outstanding Class "C" common shares were converted, one (1) Class "C" common into 100 new common shares. As a result of the conversions, 37,220,000 new common shares were issued.

Year ended November 30, 2003, compared with year ended November 30, 2002

As of the year ended November 30, 2003, the Company had minimal cash and possessed a substantial working capital deficit. For the year ended at November 30, 2003, the Company was able to sustain its operations primarily from a series of loan advances totaling $322,000, which loans were received from a total of 7 persons including several shareholders. Included in the loans advanced to the Company was $10,000 loaned by Michel Van Herreweghe, an officer and director of the Company. As noted by our chartered accountants in their financial report contained herein, substantial doubt exists that the Company will be able to continue as a going concern.

At the Company's Annual, General and Special Meeting of shareholders, held on May 7 2003, the shareholders unanimously approved the following resolutions.

1. An amendment to the articles of the Corporation whereby the issued and outstanding shares of the Corporation were consolidated on the basis of one (1) new common share for each one hundred (100) old common shares. The resulting number of issued and outstanding shares was reduced from 25,516,780 old common shares to 255,168 new common shares.

2. An amendment to the articles of the Corporation whereby the holder of class C common shares of the Corporation are entitled to convert at their option at any time to new common shares on the basis of one (1) class C common share for one hundred (100) new common shares.

The Corporation believes that under current conditions its access to capital markets and its future success in raising additional capital is dependent upon modifying its capital structure. The consolidation of the shares is designed to enhance the Corporation's ability to raise capital by way of share issuance and to facilitate any potential acquisition by way of share issuance.

During the year ended November 30, 2003 27,800 class C common shares were converted into 2,780,000 new common shares. Following the date of the year-end 52,000 class C common shares were converted into 5,200,000 new common shares. The total issued and outstanding common shares and class C common shares at November 30, 2003, and March 1, 2004 were 3,035,457 and 372,200 and 8,235,457 and 320,200 respectively. As at March 1, 2004, the remaining issued and outstanding convertible class C common shares of 320,200 represent 32,020,000 new common shares or votes; therefore the class C common shareholders have control of the Company in aggregate, including the power to appoint its Board of Directors and control the Company's operations. The class C common shares are not listed.

During the year ended November 30, 2003, the loans payable to third parties increased by approximately $322,000 from $354,176 to $675,700, which monies were utilized by the Company for working capital purposes. These loans payable are due and payable to a total of 7 persons, including 5 persons who are shareholders including Michel Van Herreweghe, officer and director of the Company. The loans are repayable on demand, are non-interest bearing and are convertible into common shares of the Company at the market rate on the date of conversion. Based on the market value of the common shares at approximately $0.30, the conversion of all loans into common stock of the Company would result in dilution, as approximately 2,225,000 common shares would be issued. During the ensuing year, the Company anticipates that it will attempt to renegotiate the demand, non-interest bearing loans into more acceptable term notes containing stated maturity date(s) with nominal interest and a prescribed conversion based on an established market value of the common shares. No assurances can be provided that we will be able to successfully negotiate all or any substantial portion of the existing demand loans into acceptable term notes.

At November 30, 2003, the corporation reported negative working capital of $2,071,212 representing an increase from November 30 2002 of negative $285,710, which was due to increased current liabilities. The Corporation is reporting a shareholders' deficit at the year-end of $2,048,747 that resulted from the Corporation's on-going losses. In fiscal 2003, operating cash flows were negative $347,582, driven by its fiscal 2003 operating losses and compared with negative $333,246 in fiscal 2002. In 2003 the additional current loan advances of $322,0000 financed the shortfall of cash, and in 2002 loan advances of $183,000 and the sale of the Corporation's investment in Buck for $170,000 financed the cash short fall.

3. Information regarding the company's material commitments for capital expenditures.

None.

C. Research and development, patents and licenses, etc.

The Corporation does not expend capital on research and development. As reported herein the Company has been unable to pay patent fees with respect to maintenance payments on its US patents for Artagraph. During fiscal 2002 the 11.5-year maintenance fee for approximately $3,000 was not paid, and there is no certainty that the Company can reinstate its US patents.

D. Trend information.

Artagraph - Art Reproduction Market

The Company's future success in the marketplace will depend upon raising additional capital, creating greater awareness of its products through aggressive advertising, participation at trade shows, as well as updating and expanding its library of images and providing new point-of-sale materials. Owing to the Company's inability to finance new initiatives, or to actively participate in trade shows, or to hire dedicated sales personnel to sell to its markets, the Company continues to achieve limited success in developing new opportunities, with new or existing customers and markets.

Management believes that a minimum level of capital of $US 500,000 and lead-time of three to six months would be required to rollout an initial market strategy. Including capital to acquire new images, print a catalogue, attend trade shows, and hire marketing and sales staff

Recent trends in the ART Market include new reproduction processes that minimize capital investment in inventory and equipment such as the giclee reproduction process. In addition, limited edition art is trending to smaller edition sizes to address consumer demand for value.

DIAMANT™ FILM - Food Packaging

Owing to the recent entry and start-up of the Company in the Food Packaging business in North American Markets, and because the Company is offering an alternative non-PVC stretch film, the Company can not provide meaningful analysis on the impact of trends.

The Freedonia Group Incorporated, a leading international industry study database company provided a report covering the "PVC Food Packaging Film" industry in the US. The report concluded that demand for PVC film in food packaging uses will grow two percent annually to more than 310 million pounds in 2004. The report also projected that PVC film demand would total 465 million pounds by 2009.

E. Off-balance sheet arrangements.

None.

F. Tabular disclosure of contractual obligations.

Under a long-term lease expiring January 31, 2006, the Company is obligated for minimum future lease payments, net of occupancy costs, for office, showroom and factory premises as follows:

YEAR ENDING	AMOUNT

JAN 2005	71,953
JAN 2006	75,356

The rent paid in fiscal 2004 was $120,608; [2003 - $98,176]; and [2002 - $106,998].

Item 6. Directors, Senior Management and Employees.

A. Directors and senior management.

Simon P. Meredith, President & COO -- Was elected a director of the Company and President and Chief Operating Officer in November 1994. Mr. Meredith is a Chartered Accountant and was Vice President, Finance and Administration of Gormont Group Limited from April 1991 through December 1994. He was a consultant for Helix Investments Limited (a private investment group) from October 1990 through March 1991 and Vice President, Finance and Administration of The Diecut Group, Inc from June 1987 through September 1990.

Michel van Herreweghe, Chairman & CEO -- President of Telephony Communications International Inc. from 1985 through 1987; Was Director of Nickeldale Resources Inc. from 1988 through 1996. He was a Director of Aronos Multinational Inc. From 1991 though 1992; Director of Xxpert Rental Tool Inc. from 1993 through 1994; CEO Oxford Securities Corporation (Bahamas) 1993 to 2000; Director Commonwealth Asset Managers Limited (Bahamas) 1994 to Present. He was appointed State of Florida Commissioner of Deeds 1994 to March 1998;

Roger Kirby, Director. -- Is President of Enviro-Lite International Inc; General Manager of Can-Am Teck Inc. 1991; Vice-President Sales for Demax Inc. 1990; President of Telephony Communications International Inc. from 1987 through 1990; President of Nickeldale Resources Inc. to November 1996.

Stefan Gudmundsson, Director - President Technopac since 1991; President Trinity Plastics Inc. 1989 - 1991. Over thirty (30) years experience working in plastic packaging.

B. Compensation.

The following table sets forth the aggregate cash compensation paid for services rendered to the Company during the last three fiscal years by all individuals who served as the Company's Officers and Directors during each fiscal year.

(In Canadian Dollars)
		Annual Compensation			Long-Term Compensation Awards
Name and	Year	Salary($)	Bonus($)	Other Annual	Restricted	Securities	All
Principal Position				Compensation($)	Stock	Underlying	Other
					Awards ($)	Options (#)	Compensation ($)
Simon Meredith (1)	2004	--	--	--	--	--	--
President	2003	--	--	60,000	--	--	--
	2002	--	--	60,000	--	--	--
Michel van Herreweghe,	2004	--	--	--	--	--	--
Chairman	2003	--	--	--	--	--	--
	2002	--	--	--	--	--	--
Roger Kirby, Director	2004	--	--	--	--	--	--
	2003	--	--	--	--	--	--
	2002	--	--	--	--	--	--
Stefan Gudmundsson, Director	2004	--	--	40,000	--	--	--
	2003
	2002

(1) Represents the fees paid in Canadian dollars to a consulting company owned by Mr. Meredith (See "Employment and Consulting Agreements"). Employment and Consulting Agreements -- In November 1994, the Company entered into a consulting agreement with The Merrick Group Limited, a company beneficially owned by Simon Meredith. Under the terms of the contract, Mr. Meredith provides management services to the Company for up to 100 hours per month as President and Chief Operating Officer.

C. Board practices.

1. Date of expiration of the current term of office, if applicable, and the period during which the person has served in that office.

On November 19, 2004, the Company held an Annual, General and Special Meeting of Shareholders at the Corporation's offices located at 5-7100 Warden Avenue, Markham, Ontario, Canada L3R 8B5. At that meeting Simon Meredith, Michel Van Herreweghe, Roger Kirby, Stephan Gudmundsson were elected as Directors of the Corporation to hold office until the next Annual Meeting or until their successors are elected or appointed

2. Details of directors service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment or an appropriate negative statement.

Employment and Consulting Agreements -- In November 1994, the Company entered into a consulting agreement with The Merrick Group Limited, a company beneficially owned by Simon Meredith. Under the terms of the contract, Mr. Meredith provides management services to the Company for up to 100 hours per month as President and Chief Operating Officer. The agreement has lapsed and services continue under month-to-month basis.

3. Details relating to the company's audit committee and remuneration committee, including the names of committee members and a summary of the terms of reference under which the committee operates.

The Audit Committee.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Michel Van Herreweghe, Simon Meredith and Roger Kirby. The Company's Board of Directors has determined that Simon Meredith is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934.

The Audit Committee meets two times during a fiscal year. The Corporation has not adopted a written charter for the audit committee. This committee is primarily concerned with assisting the Board in fulfilling its fiduciary responsibilities relating to accounting policies and auditing and reporting practices and insuring that all Canadian standards of practice comport with standards adopted and required by the SEC and other appropriate regulatory authorities. The committee also is tasked with assuring the independence of the Company's public accountants, the integrity of management and the adequacy of the

Company's financial disclosure. Its duties include recommending the selection of independent accountants, reviewing the scope of the audits and the results thereof, and reviewing the organization and scope of the Company's internal systems of financial control and accounting policies.

D. Employees.

We believe that the Company has satisfactory relations with our employees.

Category	2004	2004	2004	2003	2002
	Total	ART	FILM
Management	3	2	1	2	2
Administration / Sales	2	1	1	1	1
Manufacturing	3	2	1	2	2
Part Time	1	1	0	1	1
Totals	9	6	3	6	6

The Corporation has no unionized employees. Employees have worked for the Corporation between 10 and 15 years.

E. Share ownership.

The following table shows, as of May 31, 2005, the number of shares of our common stock beneficially owned by each director, any shareholder beneficially owning 5% [Nil] of the outstanding shares of our common stock, and all directors and executive officers as a group.

	Aggregate number	Percentage of
Name	Common Shares	Outstanding
	Beneficially Owned	Common Stock (1)
Simon Meredith
President	4,000	Neg %
Michel van Herreweghe
Chairman	7,200	Neg %
Stefan Gudmundsson
President, FILM	0	0%
Roger Kirby
Director	200	Neg %
Directors & Officers
As a group (3)	11,400	Neg %

(1) Based on the number of shares outstanding May 31, 2005.
(2) Percentage of shares beneficially owned does not exceed one percent of the outstanding shares of the common stock of the Company.

At the November 19, 2004, Annual, General and Special Meeting of Shareholders, a Stock Option Plan (the "Plan") was approved by the Shareholders. The Plan was designed to provide an added incentive for effective service and performance to participating key employees (including officers) and directors of the Company by affording them an opportunity to increase their proprietary interest in the Company's success through increased stock ownership.

The Plan may be administered by either the Board of Directors or a Stock Option Committee consisting of three members who shall be appointed by the Board of Directors (the "Committee"). The Board of Directors or, if acting, the Committee has the authority to select optionees, to establish the number of shares and other terms applicable to each option and to construe the provisions of the Plan. The Plan may be amended or terminated at any time by the Board of Directors of the Company without further approval of the shareholders.

The Board of Directors or the Committee determines the option price per share with respect to each option and fixes the period of each option, but in no event may the option period be longer than 10 years. Options granted under the Plan are nontransferable. As at May 31, 2005 no options have been awarded under the current plan.

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders.

At May 31, 2005, the Company has 4,631,000 Class "C" Common shares issued and outstanding. Each Class "C" Common share entitles the holder to 100 votes. Therefore the Class "C" Common shares have a total of 463,100,000 votes, which gives them control over the Board of Directors and operations of the Company. The Class "C" Common Shares are not traded.

B. Related party transactions.

It is the Company's policy that transactions between the Company and persons or entities affiliated with the officers, directors, employees, or shareholders of the Company, which relate to the operations of the Company, will be on terms no less favorable to the Company than could have reasonably been obtained in arm's-length transactions with independent third parties.

See "Executive Compensation-Employment and Consulting Agreements" for a description of certain employment and consulting arrangements with an officer and director of the Company.

C. Interests of experts and counsel.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 7.C.

Item 8.Financial Information

A. Financial Statements and Other Financial Information

Exhibited hereto are the following audited consolidated financial statements prepared as at the last fiscal year-end, November 30, 2004, with comparative figures shown as of November 30, 2003 and 2002, with attached audit report;

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 8.A.5.

To be legally entitled to issue a stock dividend the corporation must not impair its ability to meet its liabilities. The Corporation's stock dividend, in November 2004, does not impair its ability to meet its liabilities. The stock dividend functions in substance as a stock split and the dividend is therefore valued on a nominal basis of one (1) dollar. (Under Ontario law, dividends can be declared and paid by the Directors, whereas a stock split requires the authorization of 2/3rd's of the shareholders.)

The payment of dividends on the Common Shares will depend on the Company's future earnings and financial condition and such other factors, as the Board of Directors of the Company may then consider relevant.

B. Significant Changes.

No significant changes have occurred since the various dates of the financial statements which are exhibited.

Item 9.The Offer and Listing.

A. Offer and listing details.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 9.A.1 & .2 & .3

9. A. 4. Information regarding the price history of the stock

As of November 30, 2004 the Company had approximately 1000 holders of record of the Common Shares.

The following table sets forth the high and low bid quotations for the Company's securities, as reported by The OTC Bulletin Board monthly trade and quote summary The quotations are reported quotations without retail markup, markdown or commission and may not represent actual transactions.

	Common
	Shares
Fiscal Year	High	Low
2000(1)
1st Quarter	106.3	106.3
2nd Quarter	625.0	12.5
3rd Quarter	1,056.3	137.5
4th Quarter	462.5	51.0
2001(1)
1st Quarter	115.6	46.9
2nd Quarter	53.1	18.0
3rd Quarter	19.0	1.1
4th Quarter	13.0	0.5
2002(1)
1st Quarter	--	--
2nd Quarter	--	--
3rd Quarter	--	--
4th Quarter	--	--
2003(1)
1st Quarter	--	--
2nd Quarter	1.5	0.6
3rd Quarter	1.1	0.8
4th Quarter	1.1	0.3
2004
1st Quarter	0.15	0.38
2nd Quarter	0.88	0.35
3rd Quarter	0.68	0.13
4th Quarter	0.42	0.09
2005
1st Quarter	0.16	0.03
2nd Quarter	0.08	0.03

Note (1) the reverse stock split of 100:1 has adjusted the common share prices for 1999 through the 2 Qtr 2003

At the Annual General and Special Meeting of Shareholders of the Corporation held on May 7, 2003, the shareholders unanimously approved an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares on a basis of one (1) new common share for each hundred (100) old common shares; so that the 25,516,780 issued and outstanding common shares were consolidated into 255,457 new common shares (no fractional shares were issued and the number of consolidated shares includes shares rounded up to the nearest whole number).

At the Annual General and Special Meeting of Shareholders of the Corporation held on May 7, 2003, the shareholders unanimously approved an amendment to the articles of the Corporation to attach certain conversion rights to the class C common shares. The holders of the class C common shares shall henceforth from May 7, 2003 be entitled at their option to convert into common shares on the basis of a hundred (100) new common shares for each one class C common.

During fiscal years 2003 & 2004 holders of 400,000 class C common shares converted into 40,000,000 new common shares.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 9.A.5 & .6 & .7

B. Plan of distribution.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 9.B.

C. Markets.

The Company's securities are now listed on the NASDAQ sponsored OTC Bulletin Board.

D. Selling shareholders

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 9.D.

E. Dilution.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 9.E.

F. Expenses of the issue.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 9.F.

Item 10. Additional Information.

A. Share capital.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 10.A.

B. Memorandum and articles of association.

1. Indicate the register and the entry number therein, if applicable, and describe the company's objects and purposes and where they can be found in the memorandum and articles.

The Articles of Incorporation of the Corporation were registered on January 24, 1986. There are no restrictions on the business may carry on or powers the Corporation may exercise.

2. With respect to directors, provide a summary of any provisions of the company's articles of association or charter and bylaws with respect to:

(a) A director's power to vote on a proposal, arrangement or contract in which the director is materially interested;

Article 3.11 of Bylaw No. 1A. Every director or officer of the Corporation who is a party to a material contract or proposed material contract with the Corporation, or is a director or officer or has a material interest in any corporation which is a party to a material contract or proposed material contract with the Corporation shall disclose in writing to the Corporation or request to have entered in the minutes of the meeting of directors the nature and extent of his interest as required by section 132 of the Act.

Conflicted Directors are not to vote except in certain limited circumstances (132(5))of the Ontario Business Corporations Act ("OBCA").

(b) The directors' power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

Bylaw 1A Article 4.01. The board may fix the remuneration of the directors. Such remuneration shall be in addition to any salary or professional fees payable to a director who serves the Corporation in any other capacity. In addition, directors shall be paid such sums in respect of their out-of-pocket expenses incurred in attending board, committee or shareholders' meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied;

Bylaw No. 2 establishes Directors Borrowing Powers, as follows: The Directors may, without authorization from the shareholders:

(a) borrow money upon the credit of the Corporation;

(b) issue, re-issue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other similar obligations of the Corporation whether secured or unsecured;

(c) subject to Section 20 of the Act, give on behalf of the Corporation to secure of any present or future indebtedness, or obligation of any person; and

(d) charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired, real or personal, movable or immovable, property of the Corporation, including without limitation, hook debts, rights, powers, franchises and undertakings, to secure any present or future indebtedness, liabilities or other obligations of the Corporation.

Only the shareholders of the Corporation are able to amend the provisions of Bylaw No. 2 which may be authorized by a majority vote of shareholders at a duly convened meeting of shareholders.

(d) Retirement or non-retirement of directors under an age limit requirement; and

There is no age limit requirement for retirement or non-retirement of directors.

(e) Number of shares, if any, required for director's qualification.

No shares are required for director's qualification.

3. Describe the rights, preferences and restrictions attaching to each class of the shares, including:

(a) Dividend rights, including the time limit after which dividend entitlement lapses and an indication of the party in whose favor this entitlement operates;

Unlimited Number of Common Shares authorized

Unlimited Number of Class C Common Shares authorized

1.         DIVIDENDS

1.1         The holders of the Class C Common shares, in priority to the common shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the Board of Directors of the Corporation, out of the monies of the Corporation properly applicable to the payment of dividends, fixed preferential non-cumulative cash dividends at the rate of $0.01 per share per annum. No dividends shall at any time be declared or paid or set aside for payment for or on the Class C Common shares unless all dividends up to and including the dividend payable on the last preceding dividend payment date on the Class B Preference shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting apart for payment. Subject to payment of the Class B Preference shares divided, the Board of Directors of the Corporation shall be entitled from time to time to declare part of the fixed preferential, non-cumulative Class C Common share cash dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full. If within four months after the expiration of any fiscal year of the Corporation, the Board of Directors in its discretion, shall not declare the said dividend or any part thereof on the Class C Common shares for such fiscal year than the rights of the holders of the Class C Common shares to such dividend or any undeclared part thereof for such fiscal year shall be forever extinguished. The holders of the Class C Common shares shall not be entitled to any dividends other than or in excess of the non-cumulative cash dividends herein before provided for.

There are no longer any Class B Preference Shares outstanding.

1.2         Cheques of the Corporation payable at par at any branch of the Corporation's bankers for the time being in Canada shall be issued in respect of the dividends the preference shares (less any tax required to be withheld by the Corporation) and payment thereof shall satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation's bankers for payment or that otherwise remain unclaimed for a period of six (6) years from the date on which they were declared to be payable shall be forfeited to the Corporation.

2.         DISSOLUTION

2.1         In the event of the dissolution, liquidation or winding-up of the Corporation or other distribution of assets of the Corporation among shareholders for the purpose of winding up its affairs, the holders of the Class C Common shares shall be entitled to receive from the assets and property of the Corporation for each Class C Common share held by them respectively the sum of $0.10 together with all declared and unpaid preferential non-cumulative cash dividends thereon or a sum equivalent to the result obtained when the amount in the stated capital account for the Class C Common share is divided by the number of issued and outstanding Class C Common shares together with all declared and unpaid preferential non-cumulative cash dividends thereon (whichever is the greater), before any amount shall be paid or any property or assets of the Corporation distributed to the holders of any common shares or shares of any other class ranking junior to the Class C Common shares. After payment to the holders of the Class C Common shares of the amount so payable to them as provided in this Article 2.1, they shall not be entitled to share in any further distribution of the property or assets of the Corporation.

3.           VOTING RIGHTS

3.1         The holders of the Class C Common shares shall be entitled to receive notice and to attend all meetings of the shareholders of the Corporation and shall have one hundred votes for each Class C Common share held at all meetings of the shareholders of the Corporation except for meetings at which only holders of another specified Class or Series of shares of the Corporation are entitled to vote separately as a Class or Series.

3.2         The Class C Common shares shall rank junior to the common shares and Class A Preference shares and to the Class B Preference shares.

4.           CONVERSION PRIVILEGE

4.1         Any Holder of Class C Common Shares shall be entitled at his option at any time (subject as hereinafter provided) to have all or any of the Class C Common Shares held by him converted into Common Shares as the same shall be constituted at the time of conversion upon the basis of one hundred (100) "New Common" Shares for each Class C Common Share in respect of which the Conversion Right is exercised ("New Common" Shares); provided that on conversion of any Class C Common Shares, the Holders thereof will not be entitled to any adjustment of dividends on such Class C Common Shares or on the "New Common" Shares issuable on conversion. The Conversion Right provided for herein may be exercised by Notice in Writing given to the registered office of the Corporation or to any Transfer Agent or Registrar for the Common Shares accompanied by the Certificate or Certificates representing the Class C Common Shares in respect of which the Holder thereof desires to exercise such right of Conversion and such Notice shall be executed by the person registered on the books of the Corporation as the Holder of the Class C Common Shares in respect of which such Right is being exercised or by his duly authorized attorney and specify the number of such shares which the Holder desires to have converted. The Holder shall also pay any governmental, transfer or other tax imposed in respect of such transaction. Upon receipt of such Notice the Corporation shall issue Certificates representing the Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class C Common Shares represented by the Certificate accompanying such Notice.

(b) Voting rights, including whether directors stand for reelection at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required;

Each Class C or Common Share carries the right to one vote. There is no staggered reelection of directors. Cumulative voting is not permitted.

(c) Rights to share in the company's profits;

Class C Common Shares have $0.01 per share annual non-cumulative dividend. Common Shares share in the company's profits as determined by the directors.

(d) Rights to share in any surplus in the event of liquidation;

On dissolution, Class C Common Shares will receive $0.10 per share together with all declared and unpaid dividends. Class C Common Shares rank junior to the Common Shares. Common Shareholders receive the balance.

(e) Redemption provisions;

There are no redemption or sinking fund provisions.

(f) Sinking fund provisions;

There are no redemption or sinking fund provisions.

(g) Liability to further capital calls by the company; and

There is no liability for further capital calls by the company on the issued and outstanding shares.

(h) Any provision discriminating against any existing or prospective holder of such securities as a result of such shareholder owning a substantial number of shares.

There are no provision discriminating against any existing or prospective shareholder of Common or Class C Common as a result of a number of shares held by a particular shareholder.

4. Describe what action is necessary to change the rights of holders of the stock, indicating where the conditions are more significant than is required by law.

A two-thirds majority of shareholders at a duly convened shareholders meeting is required to change the rights of holders of the stock.

5. Describe the conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including the conditions of admission.

The calling of an annual or special meeting is determined by the board of directors at duly-convened meetings of directors or 5% of the shareholders may requisition the holding of a special or general meeting of shareholders. Admission is restricted to shareholders or invitees of the Board.

6. Describe any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the company or state that there are no such limitations if that is the case.

There are no limitations on the rights to own securities for non-resident or foreign shareholders.

7. Describe briefly any provision of the company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

There are no such provisions.

8. Indicate the bylaw provisions, if any, governing the ownership threshold above which shareholder ownership must be disclosed.

There are no bylaw provisions governing the ownership threshold above which shareholder ownership must be disclosed.

9. With respect to items 2 through 8 above, if the law applicable to the company in these areas is significantly different from that in the host country, the effect of the law in these areas should be explained.

The Corporation believes there are no areas of significantly different applicable law between the host and home jurisdictions.

10. Describe the conditions imposed by the memorandum and articles of association governing changes in the capital, where such conditions are more stringent than is required by law.

There are no conditions imposed by the articles of the corporation or a memorandum of association governing changes in capital other than those required by law, which is a two-thirds vote of shareholders at a duly convened meeting.

C. Material contracts.

There are no material contracts except for the contracts listed herein below, as previously reported by Company on Form 8-K and incorporated by reference. Copies of the subject-contracts below are attached as Exhibits to this Form 20-F.

  Press release, dated June 28, 2004 - The Company, through its wholly owned subsidiary, Diamant Film Inc., acquires exclusive marketing and distribution for DIAMANT™ film in United States
  Press release, dated June 14, 2004 - The Company, through its wholly owned subsidiary, Diamant Film Inc., acquires exclusive marketing and distribution for DIAMANT™ film in Canada
  In addition, the territories of Mexico and Bahamas were added to the June 14 Agreement by amendments.

D. Exchange controls.

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E. Taxation.

The following information concerning taxation matters is general and non-specific to particular shareholder-individuals. It should not be construed as directly relevant to any shareholder's taxation status, which is dependant on many other variables and factors.

(i) Canadian Federal Income Tax Considerations

The following summary of the material Canadian federal income tax consequences is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (the "Tax Act") and the Canada-United States Tax Convention (the "Tax Convention")) as at the date of this Statement. The summary is restricted to the case of a holder (a "Holder") of one or more common shares of the Company ("Common Shares") who for the purposes of the Tax Act is a non-resident of Canada, is a United States person, holds his Common Shares as capital property and deals at arm's length with the Company.

Dividends . A holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rates as may be applicable, of the gross amount of any dividend paid or deemed to be paid on his Common Shares. Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Tax from each dividend paid and remit it to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares . A Holder who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Shares constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm's length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the company.

A Holder who is a resident of the United States and realizes a capital gain on disposition of Common Shares that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax unless (a) more than 50% of the value of the Common Shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resources properties, (b) the Common Shares formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 months preceding disposition, or (c) the Holder (i) was a resident of Canada at any time within the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the Common Shares when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one-half of the capital gain ("taxable capital gain") in computing his taxable income earned in Canada, subject to the deduction of certain capital losses that may have been sustained by the Holder.

(ii) United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the shares. The gain or loss will be a capital gain or capital loss if the Company's shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's shares. A U.S. Taxpayer who pays Canadian tax on a dividend on shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares of the Company should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's shares.

Under a number of circumstances, a U.S. Taxpayer acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Centre where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Centre, Philadelphia, PA 19255. In particular, any United States Taxpayer who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return. Other filing requirements may apply. Holders and prospective holders should therefore consult their own tax advisors with respect to their particular circumstances and the requirements applicable to them.

There may be a possibility of the Company being deemed, for United States tax purposes, a Foreign Personal Holding Company, a Foreign Investment Company, a Passive Foreign Investment Company or a Controlled Foreign Corporation. If that should happen U.S. Taxpayers holding or selling Company Shares, or receiving dividends on Company Shares, will be subject to U.S. taxation at possibly adverse or higher rates and under a system that may be complicated and unfamiliar to them.

F. Dividends and paying agents.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 10.F.

G. Statement by experts.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 10.G.

H. Documents on display.

Any of the documents referred to above can be viewed at the Company's Registered Office, which is located at 7100 Warden Avenue, Unit 5, Markham, Ontario, Canada. All the documents are in English.

I. Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(a) Quantitative information about market risk.

The Corporation has exposure to exchange risk from its United States dollar debt and trade liabilities. The table below summarizes the principle USD$ debt arising from its notes and trade payables. In addition the Corporation has not paid any interest on its USD$ notes, which accrues annually at 10%. The total exposure to USD$ debt has increased from $559,000 to $702,000, from 2000 to 2004 respectively. The exchange rate between CAD / USD $'s has been somewhat volatile ranging from a high to low of 1.6 / 1.0 to 1.29 / 1.0 correspondingly; in the current fiscal year ended November 30, 2004, the Canadian dollar has strengthened significantly against the US dollar, generating the reported unrealized exchange gain of approximately $130,000. Currently the Corporation's USD$ assets are negligible, its sales revenues, which are mainly USD$ have dived in recent years, resulting in only minor USD$ trade receivables. In the past five years the Corporation had a maximum trade receivable in USD$ of approximately $100,000.

	Nov 30 04	Nov 30 03	Nov 30 02	Nov 30 01	Nov 30 00
Fixed Interest
10% USD Notes
Principle (USD $)	315,000	315,000	315,000	315,000	315,000
Accrued Interest (USD $)	269,208	237,708	206,208	174,708	143,208
Total US debt & unpaid interest	584,208	552,708	521,208	489,708	458,208
US$ Trade Payables	134,611	149,823	132,750	132,750	132,750
Total US liabilities	718,819	702,531	653,958	622,458	590,958
Exchange Rate USD:CAD $*	1.186	1.299	1.565	1.573	1.536

	852,519	912,588	1,023,444	979,002	907,711
*Exch. Rate Increase (Decrease)	(8.7)%	(17.0)%	(0.0)%	2.4%	4.4%

Conversely, a strengthening Canadian dollar has a detrimental impact on the Corporation's profitability. The table below illustrates the impact based on the previous tables actual exchange rates.

	2004	2003	2002	2001	2000	1999
Assumed sales revenues in USD	100,000	100,000	100,000	100,000	100,000	100,000
Canadian equivalents per $US 100,000	118,600	129,900	156,500	157,300	153,600	147,100
COGS, apprx. (annual 2.5% RM price-inc.)	50,914	49,672	48,460	47,278	46,125	45,000
Gross Profit (GP)	67,687	80,228	108,040	110,022	107,475	102,100
(Loss) contribution vs highest GP	(42,335)	(29,793)	(1,982)	-	(2,547)	(7,922)

During fiscal 2004, monthly average translation rates between Canadian and United States dollars have ranged from a low of: $CAD1.19: $US1.0 to a high of $CAD1.39: $US1.0. Approximately $42,000 (68%) (2003 - $62,000 (76%)) of the Company's sales revenues was transacted in US dollars.

We are exposed to variety of risks, indirectly by changes in interest rates affecting consumer-purchasing habits and directly affected by currency fluctuations between the Canadian and US dollars. The Company does not purchase forward foreign exchange contracts. The Company has no debt or credit subject to variable interest rates. The exchange gains and losses that the Company may be impacted by from time to time will depend on the levels of US dollar monetary assets and liabilities as well as their corresponding collection and payment events. Long term trends of a weakening of the Canadian dollar relative the United Sates dollar would likely have permanent negative impact from the balance sheet perspective, as the Corporation would become more exposed to its net USD liabilities. Conversely, a strengthening Canadian dollar reduces the gross profits of the Corporation.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 12.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

While the Company is not currently involved as defendant in any litigation, in the last 3-to-4 years certain Note holders have commenced litigations in two jurisdictions. The underlying default, that the Company has failed to make payments of principal or interest, remains ongoing and therefore there is very real possibility that one or more of the Note holders may commence action against the Company, including the petitioning of the Corporation into bankruptcy. Recent developments in the last 3-to-4 years are summarized below.

The notes payable bear interest at 10% and are secured by a general security agreement over all the assets of the Company. As the Company has not made timely principal or interest payments, the notes are considered to be in default. Under the terms of the original security agreement, the notes payable shall, at the option of the lenders, become immediately due and payable with notice or demand.

In December 2000, one Note Holder commenced proceedings in Ontario court for payment of US $45,000, interest and costs, whereby they brought a motion for the appointment of a private receiver-manager. The Company brought a cross-motion to dismiss the action for lack of legal capacity to commence the proceedings. In February 2001 the counsel for the plaintiff delivered a notice of discontinuance. The same Note Holder had commenced proceedings in New York State in 1999, however the complaint was also discontinued in September 2000.

During 1999 certain of the Company's 10% note holders demanded full repayment of principal and interest, and commenced legal proceedings to enforce their demands including an attempt to appoint a receiver. The Company successfully negotiated with the majority of the note holders, being 2/3rds, to extend the repayment terms an additional year.

The Company and the note holders did not negotiate any further extensions from fiscal 2001 through fiscal 2004; however, the note holders have made no payment demands.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Nil - during period since December 1, 2003 to May 31, 2005.

Item 15. Controls and Procedures.(a)Disclosure Controls and Procedures.

(a) Evaluation of disclosure controls and procedures . Our chief executive officer and principal financial "officer" have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of November 30, 2004. Based on such evaluation, they have concluded that as of such date, our disclosure controls and procedures are effective and designated to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b) Management's annual report on internal control over financial reporting . Not required as the Registrant is a Foreign Private Issuer.

(c) Attestation Report of registered public accounting firm . Not required as the Registrant is a Foreign Private Issuer.

(d) Changes in internal controls over financial reporting . There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Item 16.[Reserved]

Item 16A. Audit committee financial expert.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Michel Van Herreweghe, Simon Meredith and Roger Kirby. The Company's Board of Directors has determined that Simon Meredith is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934.

Item 16B. Code of Ethics.

The Company has adopted a Code of Ethics that applies to its principal executive and financial officers and the persons performing similar functions. The Company will provide a copy of its Code of Ethics, without charge, to any investor that requests it. Requests should be addressed in writing to ART International Corporation, Attn.: Simon Meredith, 7100 Warden Avenue, Markham, Ontario, Canada L3R 8B5.

Item 16C. Principal Accountant Fees and Services.

The following expenses represent the cost of the Corporation's annual audit services.

Details / service	2004	2003	2002
	$	$	$
Audit	36,000	36,000	25,000
Taxation	--	--	--
All Other Fees	--	--	--
Total	36,000	36,000	25,000

Prior to the start of the audit process, the Company's audit committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness. After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Company has never repurchased any of its issued securities.

PART III

Item 17. Financial Statements.

The financial statements of the Company which are furnished and attached hereto are prepared according to Canadian Generally Accepted Accounting Principles and in the Accountant's Report attached thereto, and in the Notes thereto, reference is made to the material variations in accounting principles, practices and methods used in preparing financial statements pursuant to Canadian Generally Accepted Accounting Principles in comparison to United States Generally Accepted Accounting Principles as applicable.

Item 18. Financial Statements.

See Items 17 & 19

Index of Exhibits attached: Financial Statements audited as at November 30, 2004 - with comparative figures for 2003 and 2002 attached. The Statements include U.S. oriented Comments by the Auditors and Note dealing with U.S. Generally Accepted Accounting Principles.

Item 19. Exhibits.

Index of Exhibits attached:

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Diamant ART Corporation:

/s/ Simon Meredith	/s/ Michel van Herreweghe
Simon Meredith	Michel van Herreweghe
President	Chairman
June 15, 2005	June 15, 2005

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit	Item	Description
#
1	Exhibit	Certifications By Company Chief Executive Officer And Chief Operating Officer
2	Exhibit	Certifications Pursuant To Sarbanes-Oxley Act Of 2002
3	Exhibit	Annual Financial Statements For The Years Ending November 30, 2004, 2003 & 2002
Audit Opinion, Danziger & Hochman - 2004
Audit Opinion, Armstrong Szewczyk Goodman Tobias - 2003 & 2002
4		n/a
5		n/a
6	Exhibit	Articles of Incorporation - 01.24.86
- Xerart Corporation
7	Exhibit	Articles of Amendment - 11.18.86
8	Exhibit	Articles of Amendment - 02.27.87
9	Exhibit	Articles of Amendment - 10.08.87
- Name Change Artagraph Reproduction Technology Incorporated
10	Exhibit	Articles of Amendment - 08.09.89
- To Articles of Amendment - 10.08.87
11	Exhibit	Articles of Amendment - 07.24.92
- Creation of Class "A" Preference Shares
12	Exhibit	Articles of Amendment - 09.01.92
- Class "A" Preference Shares
13	Exhibit	Articles Of Amendment - 09.08.92
- Fix Class "A" Preference Series 1 At 875,000 Shares And Conversion Rights To Common
Shares
14	Exhibit	Articles Of Amendment - 07.14.98
- Name Change A.R.T. International Inc.
- Consolidation Of Common Shares 250:1
- New Class "B" Preference Shares
- New Class "A" Common Shares
15	Exhibit	Articles Of Amendment - 07.17.00
- Conversion Of Class "A" Preference Shares, Series 1 & 2
16	Exhibit	Articles Of Amendment - 05.26.03
- Name Change Art International Corporation
- 100:1 Consolidation Of Common Shares
- Conversion Right Of Class "C" Common To 100 Common Shares
17	Exhibit	Articles Of Amendment - 11.22.04
- Name Change Diamant Art Corporation
- Deleting Class "A" Preference Shares
- Deleting Class "B" Preference Shares

18	Exhibit	Distribution Agreement With Presidential Holdings, Dated March 8, 2005
19	Exhibit	Distribution Agreement With Victory Packaging, Dated March 1, 2005
20	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 24, 2004
- Canada
21	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 28, 2004
- United States
22	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated November 15, 2004
- Mexico
23	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated March 23, 2005
- Bahamas