Form 20-F
period 2005-11-30
DIAMANT ART CORP
filed 2006-06-13
CIK 810269

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

[X] For the fiscal year ended November 30, 2005

Commission file number 000-16008

DIAMANT ART CORPORATION
[formerly ART INTERNATIONAL CORPORATION]

  Ontario, Canada.       98-0082514

5-7100 Warden Avenue, Markham, Ontario, L3R 8B5 Canada (905) 477-0252

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Name of each exchange on which Registered

– NONE -

_____________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

_____________________________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

– NONE -

_____________________________________________________________________________________

(Title of Class)

As of November 30, 2005, the number of shares of Common Stock outstanding was 543,610,914.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] / No

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [X] / Item 18

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes [X] / No

TABLE OF CONTENTS

			Page
		PART I
Item	1	Identity of Directors, Senior Management and Advisors	4
Item	2	Offer Statistics and Expected Timetable	4
Item	3	Key Information	4
Item	4	Information on the Company	7
Item	5	Operating and Financial Review and Prospects	15
Item	6	Directors, Senior Management and Employees	21
Item	7	Major Shareholders and Related Party Transactions	24
Item	8	Financial Information	24
Item	9	The Offer and Listing	25
Item	10	Additional Information	26
Item	11	Qualitative and Quantitative Disclosures about Market Risk	32
Item	12	Description of Securities Other than Equity Securities	33
		PART II
Item	13	Defaults, Dividends Arrearages and Delinquencies	34
Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	34
Item	15	Controls and Procedures	34
Item	16	[Reserved]	34
Item	16A	Audit Committee Financial Expert	35
Item	16B	Code of Ethics	35
Item	16C	Principal Accountant Fees and Services	35
Item	16D	Exemptions from the Listing Standards for Audit Committees	35
Item	16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	35
		PART III
Item	17	Financial Statements	36
Item	18	Financial Statements	36
Item	19	Exhibits	38

EXPLANATORY NOTES

In this annual report, the terms the “Company”, “Corporation”, "DIAMANT", “we”, “our” or “us” mean Diamant ART Corporation, an Ontario corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws under "Item 3: Key Information", "Item 4: Information about the Company" and "Item 5: Operating and Financial Review and Prospects". The words "estimate", "project", "plan", "expect", "believe", “anticipate” and similar expressions are intended to identify forward-looking statements. These statements are based on certain assumptions made by the Company. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the factors set forth in other filings the United States Securities and Exchange Commission (the "SEC") and the risk factors found in this annual report. These risk factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results to differ materially from those projected results expressed in any such forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements made in this annual report. In addition, the Company may, from time to time, make oral forward-looking statements. United States securities laws provide a safe harbor from liability with respect to oral forward-looking statements if certain conditions are satisfied, including if the oral forward-looking statements are accompanied by an oral statement that additional information concerning factors that could cause actual results to materially differ from those in the oral forward-looking statements is contained in a written document filed with the SEC. To take advantage of the safe harbor with respect to oral forward-looking statements that the Company may make from time to time, you will find under "Item 3: Key Information - Risk Factors" a list of risk factors which could cause actual results of the Company to materially differ from those in the oral forward-looking statements.

The Company disclaims any obligation to update or revise any oral or written forward-looking statements whether as a result of new information, future events or otherwise.

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

Item 3. Key Information

A. Selected financial data.

The following presents selected financial data for the Company in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (“CDN-GAAP”). It should be read in conjunction with the separate financial statements of the Company and related notes included elsewhere herein, which were prepared under CDN-GAAP. This financial data should be compared to the Company’s Audited Financial Statements and the reconciliation of the financial information presented between CDN-GAAP and US-GAAP. The financial data as of November 30, 2005 and for the four previous fiscal years has been derived from financial statements of the Company that have been examined by independent chartered accountants in Canada.

Extracts from audited financial statements.	November 30	November 30	November 30	November 30	November 30

	2005	2004	2003	2002	2001
Summary of operations:
Sales	31,932	62,066	83,450	191,820	520,528
Cost of goods sold	261,432	209,353	218,956	327,566	518,946
Gross profit / (loss)	(229,500)	(147,288)	(135,506)	(135,746)	1,582
Depreciation and amortization	24,375	4,493	5,616	10,724	9,701
Selling, general and administrative expenses	223,218	211,813	274,829	312,734	435,821
Interest and finance expense	40,955	41,045	40,921	49,455	47,699
Operating loss	(518,048)	(404,639)	(456,872)	(508,659)	(491,639)
Foreign Exchange Gain (5)	19,175	75,761	165,546	9,380	-
Loss before equity in loss of affiliated company	(498,873)	(328,878)	(291,326)	(499,279)	(491,639)
Equity in loss of affiliated company(1)	-	-	-	-	(812,184)
Net loss	(498,873)	(328,878)	(291,326)	(499,279)	(1,303,823)
Net loss per common share (2)	(0.003)	(0.020)	(0.169)	(1.957)	(5.110)
Weighted average number common shares o/s (6)	171,894,325	16,623,078	1,720,778	510,336	510,336
Summary of balance sheet data:
Current assets	181,774	53,904	76,580	129,290	186,684
Total assets	202,602	71,876	99,045	157,371	395,489
Current liabilities	1,205,599	1,334,000	1,472,792	1,560,792	1,482,631
Total liabilities	1,205,599	1,334,000	1,472,792	1,560,792	1,482,631
Share capital	12,468,719	11,710,719	11,270,218	10,949,218	10,766,218
Contributed surplus (8)	11,775,000	11,775,000	11,775,000	11,775,000	11,775,000
Accumulated deficit	(25,246,716)	(24,747,843)	(24,418,965)	(24,127,639)	(23,628,360)

Shareholders' (Deficit) Equity	(1,002,997)	(1,262,124)	(1,373,747)	(1,403,421)	(1,087,142)
Under U.S. GAAP
Net loss	(518,048)	(398,462)	(456,872)	(508,659)	(1,303,823)
Net loss per common share	(0.003)	(0.024)	(0.266)	(0.997)	(2.555)
Share capital (3)	14,510,262	13,752,262	13,311,761	12,636,761	12,636,761
Accumulated deficit (3)	(27,288,259)	(26,789,386)	(26,460,508)	(26,169,182)	(25,676,118)
Comprehensive income - Cum exch.gain (5)	263,685	244,510	174,926	9,380	-
Shareholders' (Deficit) Equity	(1,002,997)	(1,262,124)	(1,373,747)	(1,403,421)	(1,087,142)
Ave. annual exch.rates $1US = Canadian $ (4)	1.2116	1.3015	1.4015	1.5704	1.5484

(1)

In fiscal 2001, the affiliate company was The Buck A Day Company Inc. (“Buck”). The investment in Buck was accounted for on the equity basis, whereby the Company recorded its share of Buck’s net losses. The Company had owned 100% of the affiliate’s outstanding shares from December 2, 2000 through August 31, 2001, and subsequently its ownership was diluted down to 10%; effective August 2001. And in February 2002, the investment in Buck was sold to a third party at its carried value in the balance sheet.

(2)

As the Company is in a loss position, it does not reflect the fully diluted earnings per share, as the effect would be anti-dilutive.

(3)

Under Canadian GAAP share capital is reported net of issuance costs, in the aggregate of $2,041,543, whereas under U.S. GAAP such costs were charged against the operating income as a period expense in the year of stock issuance; thus under U.S. GAAP the reported share capital amount was greater by the amount of the issuance costs. Consequently, under the respective Canadian GAAP the corporation’s reported accumulated deficit was lower by the same dollar amount.

(4)

The above noted summary financial data is prepared in the currency of the Corporation’s Home country, in Canadian dollars.  The above noted exchange rates represent the average annual exchange for 1 United States dollar expressed in Canadian dollars.  The following table of exchange rates is the monthly high and low exchange rate for 1 United States dollar expressed in Canadian dollars, and is provided for information purposes:

Month	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Jan	Feb	Mar	Apr	May
	05	05	05	05	05	05	05	06	06	06	06	06
High	1.2451	1.2194	1.2087	1.1819	1.1818	1.1852	1.1646	1.1621	1.1521	1.1606	1.1476	1.1233
Low	1.2374	1.2194	1.2005	1.1743	1.1736	1.1778	1.1583	1.1536	1.1461	1.1545	1.1413	1.0990

The closing daily exchange rate for 1 United States dollar expressed in Canadian dollars for May 31, 2006 was 1.1015.

(5)

Under Canadian GAAP exchange gains or losses are charged against the operating income as a period gain or loss, whereas under U.S. GAAP they are reported as a cumulative net adjustment “comprehensive income” in the Statement of Shareholders’ Retained Earnings or Deficiency.

(6)

Effective May 2003, the shareholders of the Corporation voted unanimously to consolidate the common shares on the basis of 100:1; the prior years’ numbers have been adjusted to reflect this consolidation.

(7)

Effective October 29, 2004 the Corporation declared a 2-for-1 stock-dividend (which had the equivalent impact on the number of outstanding common shares as a 2:1 stock split); the prior years’ numbers have been adjusted to reflect this split.

(8)

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology.  Under U.S. GAAP, contributed surplus is called “additional paid in capital”.

(9)

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology.  Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse.  Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws.  As at November 30, 2005, 2004, 2003, 2002 and 2001, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

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

D. Risk factors.

1)

THERE IS SIGNIFICANT DOUBT THAT THE COMPANY IS A GOING CONCERN – As reported by our independent chartered accountants in the accompanying audited financial statements have been prepared on the basis of accounting principles applicable to a going concern, meaning that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  However, the use of generally accepted accounting principles that are applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption.  Given the accumulation of operating losses $25,246,716 and the deficiency of working capital, $1,023,825 at November 30, 2005 the Company’s ability to realize its assets and discharge its liabilities is dependent upon the attainment of profitable operations and the continued financial support of its creditors. The financial statements do not reflect adjustments that might be necessary should profits not be attained, or should the support not be continued.

2)

THE SECURED NOTE HOLDERS OF THE COMPANY MAY NOT RENEW AND EXTEND REPAYMENT TERMS.  – The Company is in default under its extended repayment terms. In addition, one Note Holder commenced proceedings against the Company, in 1999 and 2000 in the State of New York and Province of Ontario, respectively. In both cases the Company had counter-claimed, and in both cases the plaintiff has filed for discontinuance without prejudice. We cannot be assured that the Note Holders will agree to further credit extensions, or that the Company would be able to pay them or in the case of further actions by the Note Holder(s) to enforce payment, that the Company could mount a successful defense. Currently, there is no formal supplementary agreement for credit extension or waiver of the Note Holders’ remedies under the security agreement between the Note Holders and the Company. The balance owed to note holders that is overdue is $718,469 at November 30, 2005.

3)

WE RELY UPON THE CONTINUING SUPPORT OF TRADE CREDITORS.  – There is no assurance that the trade creditors will continue to cooperate with the Company, which could jeopardize its future ability to obtain products and services and negatively impact operations in a material way. The overdue balance owed to trade creditors that is not current is $405,670 at November 30, 2005.

4)

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE SUCCESSFUL ITS NEW VENTURE IN THE FOOD PACKAGING BUSINESS – The Company, through its wholly owned subsidiary, Diamant Film Inc., acquired the exclusive distribution rights for certain  territories in North & Central America markets and Asia / Far Eastern markets for a clear stretch film food wrapping. Which product is trade marked and marketed under the brand name “DIAMANT™”. The Company is uniquely positioned because the DIAMANT™ Brand presents the food wrapping industry and markets with an alternative environmentally “healthy” product, which has no PVC, and that can be mass produced and competitively priced. Notwithstanding, our ability to succeed in the food packaging business is dependant on our ability to:

i)

Meet minimum purchase quantities of DIAMANT™ - increasing to 18,000,000 LBS annual minimum quantity by year five, ending June 2009.

ii)

Raise external capital – to finance the purchase of DIAMANT™ product, and cover marketing and selling and distribution costs, and working capital, until the operations of its subsidiary are self (internally) financed by profits and cash flows.

iii)

Manage our launch of DIAMANT™ product – There can be no assurances that the Company will successfully manage all its challenges in launching its new packaging business.

During the year ended November 30, 2005, the Corporation achieved no sales of the DIAMANT™ product.

5)

IF WE ARE UNABLE TO ACHIEVE PROFITABILITY, WE WILL CONTINUE TO RELY ON EXTERNAL FINANCING – the Company operates at a loss. During the year ended November 30, 2005 the Company was able obtain external financing under Regulation “S” offerings, which totaled $758,000 (see “Note 6, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3).  In future, our inability to raise new capital or achieve profitability could have a material adverse effect on the ability of the Company to continue operations.

6)

CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND MAY HAVE INTERESTS THAT ARE DIFFERENT FROM THE COMMON SHAREHOLDERS. – The Company has zero Class “C” Common shares issued and outstanding at November 30, 2005.  During fiscal 2005 holders of 4,631,000 Class “C” Common share converted to 463,100,000 common shares. Each Class “C” Common share entitles the holder to 100 votes. At November 30, 2005, the Company had received advance subscriptions for Class “C” common shares totaling $658,000. Subsequent to the year-end, under Regulation “S” offerings, 8,000,000 Class “C” Common shares were issued for consideration totaling $800,000. Therefore the Class “C” Common shares have a total of 800,000,000 votes, which gives them control over the Board of Directors and operations of the Company. The Class “C” Common Shares are not traded.

7)

THERE CAN BE NO ASSURANCE THAT WE WILL SUCCEED IN THE ART REPRODUCTION MARKETS OR THAT COMPETITORS WILL NOT PROVIDE SUCCESSFUL RIVAL PRODUCTS. -- The Company reproductions must compete with a variety of decorative art products, including products from other companies, which replicate fine art as well as original artwork from local artists and others. Small vendors can compete effectively within the marketplace while larger vendors can benefit from volume discounts. Company must competitively price its products against both the large and the small vendors to successfully build sales volume. Many companies have processes for reproducing oil paintings, including other methods of texturing their reproductions, and there are also many companies, which market art reproductions such as giclee, lithographs and serigraphs. Nevertheless, we believe that no other known reproduction processes compare in quality with the Company processes in accurately reproducing brush strokes and texture; and the color intensity and other reproduction characteristics are believed to be at least equal to any other known reproduction process.  Company’s success in the marketplace will depend upon creating greater awareness of its products, as well as its pricing and delivery policies.

8)

FLUCTUATIONS IN CONVERSION RATE BETWEEN THE CANADIAN AND UNITED STATES DOLLARS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL RESULTS – The majority of Company’s revenues are exports and its invoicing is in United States dollars. The Company has experienced a strong Canadian dollar in relation to the US dollar during the current year, which negatively impacted gross margins. However, the Company benefited from the stronger Canadian dollar, during the last 5 years, as its total US liabilities as reported in Canadian dollars, have trended downward by approximately $170,000 because of unrealized exchange gains. However the reverse is true, a weakening Canadian dollar would improve gross profit but result in more onerous US liabilities.

9)

OUR STOCK PRICE HAS BEEN VOLATILE. – The market price of our common stock has been volatile, for example between December 2004 and May 2006, the trading prices for our common shares varied between a high of $US0.16 and a low of $US0.0039. Fluctuations in trading price of our common stock may continue in response to a number of events and factors, which may adversely impact our ability to obtain further equity financing.

10)

FAILURE TO MAINTAIN EFFECTIVE INTERNAL CONTROLS COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR ABILITY TO REPORT OUR FINANCIAL RESULTS TIMELY AND ACCURATELY.

If we fail to maintain the adequacy of our internal controls, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting. Failure to achieve and maintain an effective internal control system could have a material adverse effect on our ability to report our financial results timely and accurately, which would impact the ease of our access to the capital markets.

Item 4.Information on the Company

A. History and development of the Company.

The Corporation operates as Diamant Art Corporation, which name was adopted and approved, November 22, 2004, by shareholders through an amendment to the Articles of Incorporation of the Company (formerly ART International Corporation (from May 2003), ART International Inc. (from July 1998); hereinafter also referred to as “Company” or “Corporation” or “DIAMANT”.)

The Company was incorporated in Canada on January 24, 1986 under The Ontario Business Corporations Act.

The Corporate offices and operations are located at 7100 - 5 Warden Avenue, Markham, Ontario, Canada. Telephone: 905 477 0252.

During the last three fiscal years, DIAMANT operated in two different business sectors:

Art Reproduction – Artagraph™

Historically, the Company's primary business was the production, distribution and marketing of replications of original paintings that incorporated brushwork texture including but not limited to oil, acrylic and other textured pigment-mediums “Textured ART”. The Company’s reproductions on canvas are marketed using the registered trademark of Artagraph® Editions, (sometimes referred to as “Artagraph®” or Artagraphs®”).  The principle component of the Company’s product line is PVC-based plastic sheet & coating that is moulded to produce the brushstrokes.

Generally, over the last 10 years, the Company has been reliant on one or a few major customers. Prior to the past three fiscal years the Company’s major customer was Museum, a specialty retailer operating in the United States, whereby the Corporation’s sales revenues from that source had represented in the range of 40 - 60% of its total revenues.

The ever dwindling sales are generated by small numbers of independent galleries.

Final chapter on the Museum Company - On January 10, 2002, Museum went into Chapter 11; at which date Museum owed the Company approximately $100,000 of trade receivables. The Company had purchased export insurance for its US customers including the Museum, which lowered the bad-debt loss on its trade-receivables (owed by Museum) to approximately $30,000. In the period from December 1, 2001 to January 10, 2002, the Corporation sold $65,000 of Artagraph images to Museum.

During the period in Chapter 11, from January through April 2002, Museum operated as The Museum Company, D.I.P. (“Museum”) and continued to purchase products from the Company. Total sales revenues reported in the Chapter 11 period were approximately $21,000.

In May 2002, Museum emerged from Chapter 11, whereby the continuing business assets were sold to a third party company, “The Museum Company Acquisition Corp” (hereinafter also referred to as “Museum”). During the Chapter 11 proceedings Trustee/Receiver-manager had closed approximately 50 – 60% of its stores. Consequently, a reduction of sales revenues from this retail store-chain was anticipated because of: first, the closed stores; second, the Company’s inability to finance additional images and point-of-sale materials; and, third, the Company placed Museum on 15-day payment terms that reduced the Museum’s ability to finance its inventory and consequently Museum purchased only made-to-order framed images that the Company drop-shipped directly to the customer.

From May 2002 through November 2002, the Company sold Museum approximately $30,000 of Artagraph products.

In the first six months of fiscal year 2003, sales to the Museum Company declined significantly; reported sales revenues were approximately $14,000. Thereafter, following the first NSF payment, the Company placed Museum on “cash-on-order” basis exclusively, and following this the Company received no further orders from the Museum. Management believes Museum may have reorganized its business affairs a second time and that its new operations focus on an internet-based business model and lower-priced merchandise product.

The Company did not sell to the Museum Company during Fiscal 2005, and there is no expectation that the Corporation will resume sales to the Museum in the foreseeable future.

New Subsidiary, Diamant Film Inc.  -- Operating in the food packaging business.

On April 22, 2004, the Company formed a wholly owned subsidiary, Diamant Film Inc. (“FILM”), under articles of incorporation in Ontario, Canada. The subsidiary was formed to execute ongoing negotiations and implementation of the food packaging business.

Effective June 14, 2004, FILM finalized an agreement with Diamant Plastics Corp. a private company incorporated in Ontario, Canada  (“PLASTICS”) for the exclusive distribution rights in Canada, to market and distribute a new non-PVC based plastic utilized in the stretch-film food packaging industry, name branded  DIAMANT ™. The agreement has a term of five years (hereinafter referred to as the “June 14, 2004 Agreement”), renewable for a further five years at the FILM’s option.

 Effective June 28, 2004, FILM finalized an agreement with PLASTICS for the exclusive distribution rights in the United States Of America, to market and distribute DIAMANT™ film, by amendment to the June 14, 2004 Agreement.

On October 8, 2004, DIAMANT ART CORPORATION (as ART International Corporation) filed a Form 8-K detailing its subsidiary’s ongoing business developments, including:

•

September 15, 2004, FILM concluded a successful 90-day test of its DIAMANT™ film with a national Canadian food retailer.

•

September 21, 2004, FILM reached an agreement with a second national supermarket retailer to test DIAMANT™ film.

•

September 28, 2004, the Company was authorized to use Canada’s Environmental Choice Program (“ECP”); a North American leading benchmark of environmentally responsible products and services. DIAMANT™ film successfully met criteria for both environmental and performance standards.

Effective November 15, 2004, FILM finalized an agreement with PLASTICS for the exclusive distribution rights in Mexico, to market and distribute DIAMANT™ film, by amendment to the June 14, 2004 Agreement.

On March 10, 2005, FILM signed an exclusive agreement with Presidential Holdings, Inc. (“PRESIDENTIAL”), giving PRESIDENTIAL the exclusive right to sell, market and distribute DIAMANT™ film to the United States military market. PRESIDENTIAL comprises professional military and private sector consultants whom assist companies to develop supply contracts with the US military. In addition, former Vice Admiral, U.S. Navy, Commander, Giffin, who is a senior strategic consultant with PRESIDENTIAL became a member of FILM’s Advisory Board.

Effective March 23, 2005, FILM finalized an agreement with PLASTICS for the exclusive distribution rights in the Bahamas, to market and distribute DIAMANT™ film, by amendment to the June 14, 2004 Agreement.

On March 29, 2005, FILM executed a five-year agreement, effective March 1, 2005, with Victory Packaging of Houston, Texas (“VICTORY”) giving VICTORY exclusive sales and distribution rights to DIAMANT™ film in North America for industrial and supermarket applications. VICTORY has approximately $350 million in annual revenues and operates 50 warehouses across North America. Under the terms of the agreement, VICTORY agreed to purchase minimum quantities of DIAMANT™ film from 135 million feet, in year one, to 4.2 billion feet by year five. If fully delivered, the five-year contract represents an estimated $120 million in sales revenues.

On April 18, 2005, FILM executed an out-sourcing agreement with Astron Bulk Packaging Limited (“ASTRON”), whereby ASTRON will provide operation services including, receiving bulk imports and repackaging and delivery to customers.

On 12 September, 2005 the Company formed a wholly owned subsidiary “Bio-Plastics Inc.” (Herein after also referred to as “BIO-PLASTICS”). BIO-PLASTICS was formed to develop and acquire new products and technologies for the manufacturing of totally bio-degradable products.

On September 30, 2005 BIO-PLASTICS executed a non-disclosure agreement with EPI Environment Products Inc. to enter into an agreement to use its proprietary “Totally Degradable Plastic Additive”.  During October 2005, preliminary discussions were held at the corporation’s head office in Markham, Ontario including representative from the Swiss corporation that manufactures the DIAMANT™ film product, to review technical aspects of their product lines.

On October 31, 2005, FILM secured an agreement with PLASTICS for the exclusive marketing and distribution rights to the Territory of The Peoples Republic of China for DIAMANT™ film, by amendment to the June 14, 2004 Agreement.

On December 2, 2005, FILM secured an agreement with PLASTICS for the exclusive marketing and distribution rights to South Korea for DIAMANT™ film, by amendment to the June 14, 2004 Agreement.

In 2006 the FILM added Thailand by amendment to the July 14, 2004 Agreement.

Summary Table

The following table shows comparatives of gross revenues between the two business segments of the Corporation.

Business Segment	2005	2004	2003

Geographic Operations
One Corporate Offices & Warehouse	Ontario, Canada
Revenues
Artagraph	31,932	62,086	83,450
DIAMANT (1)	-	-	-
% Ownership in FILM

Business Segment	2005	2004	2003
-- Year End Nov. 30	100%	100%	0%

(1)

No sales revenues in Fiscal 2005; at this time, the Company cannot forecast sales for Fiscal 2006, due to start-up variables, including limited access to working capital.

Information concerning the principal expenditures and financing

The Company continued to face severe liquidity problems during fiscal 2005, which was due to ongoing losses and falling revenues in its Artagraph business, combined with the start-up losses of FILM. The ongoing business viability of the Company is in serious jeopardy, while the Company continued to rely on its creditors for ongoing support.

During fiscal 2005 the Company financed general-operational cash flow short falls and the cash requirements for launching, testing and pre-marketing of its new food packaging business from external sources of approximately $758,000 (see “Note 6, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3) (2004 -$427,000).  These funds were raised through advances related to Regulation “S” offerings.

During fiscal 2005, the Company completed two Regulation S offerings. The first Regulation “S” offering closed on January 5, 2005 and was for 231,000 restricted Class “C” common shares for consideration totaling $115,500 (or $0.50 per Class “C” common share). The Class “C” common shares are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation “S” hold period, common shares per one (1) Class “C” common share. A second Regulation S offering closed on February 21, 2005 and was for 4,400,000 restricted Class “C” common shares for consideration totaling $1,100,000 (or $0.25 per Class “C” common share). From March 31 through to November 30, 2005 the holders of 4,631,000 Class “C” common shares converted to 463,100,000 common shares of the Corporation.

Subsequent to the year ended November 30, 2005, the Company completed two Regulation S offerings. The first Regulation "S" closed on December 19, 2005 and was for 5,000,000 restricted Class “C” common shares for consideration totaling $500,000 (or $0.10 per Class “C” common share). The second Regulation S offering closed on February 23, 2006 and was for 3,000,000 restricted Class “C” common shares for consideration totaling $300,000 (or $0.10 per Class “C” common share). The restricted Class “C” common shares, which are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation “S” hold period, common shares per one (1) Class “C” common share, are not publicly traded and are the equivalent, on a fully converted basis, to 800,000,000 common shares.

Subsequent to the year end, the Company received approximately $250,000 cash advances under Regulation “S” offering.  The cash advances were mainly used to fund Corporate overheads and FILM working capital for ongoing testing and marketing costs associated with new prospective customers.

There were capital expenditures of $27,000, for the year ended November 30, 2005 (2004 - $NIL) relating to development of a commercial website. In addition, the Corporation contracted outsourcing relationships (such as the ASTRON agreement) in order to smooth cash expenditures and match them to future revenues, which are anticipated from the food packaging business. By out-sourcing to ASTRON, FILM and the Company avoided capital expenditures of approximately $50-70,000.

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

If the Company successfully negotiates manufacturing rights, it may plan to set-up production for DIAMANT™ film in the United States. Each production line would cost approximately $2 million. This would necessitate significant additional financing for start-up capital, which the Company might not successfully accomplish.

B. Business overview.

Artagraph Division - Artagraph -- replicates both the color and brush stroke texture, so that the resulting works of art are almost indistinguishable, by the average person, from original paintings. The Artagraph® Editions include signed and numbered limited editions by contemporary artists, as well as editions of works by the great masters, and have a suggested retail price of between US$75 and US$300. Some limited edition reproductions of contemporary artists have retailed considerably higher, but this is solely due to the Artist’s reputation.

During Fiscal 2005, the Artagraph division and product line was the sole source of sales revenue for the Corporation.

The majority of the Company’s sales represent exports, principally to the United States. The following table shows the Company’s sales to its principal geographic markets for the last four fiscal years.

	Year Ended Nov 30
	2005	2004	2003	2002

Canada	6,625	19,225	20,233	17,554
United States	25,307	42,841	63,217	174,266
	31,932	62,066	83,450	191,820

Many of the works reproduced by the Company are in the public domain.  Works, which are not in the public domain, are reproduced pursuant to agreements with various copyright holders.

The Company manufactures reproductions of Impressionist and Post-Impressionist paintings as well as paintings by contemporary artists. The Company does not always create a replication directly from an original painting.  A professional artist, who is engaged to replicate the texture and brush strokes of the original artist’s style, also creates semi-originals (a copy of the original art work’s texture rendered by the professional artist in an oil or acrylic medium).

In the past, the Company has contracted with art publishers, to produce replications of contemporary works of art for a fixed price, which are then distributed by the publisher.

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

The replication process is a two-stage process.  The first stage is replication of the painting’s color. The second stage, which directly involves the Company’s patented process, is the reproduction of texture and brush strokes. The Company works from transparencies of the original art, preparing color separations and then printing the image on a specially designed “paper” called a litho, a PVC-based plastic. The Company subcontracts with third parties to produce the transparencies and printed lithos in accordance with the Company’s proprietary specifications. In the second stage, the Company produces a bass relief mold from either the original oil painting or, in cases where the original oil painting is not available, from the semi-original of the painting.

The final stage of processing involves precise application of heat and pressure to the bass relief mold, the printed litho and to a special PVC-coated canvas to create the finished product.

During 1998, the Company’s Artagraph Product won two Benny awards for Best-of-Category in the Latest Technology Pieces category for its submission of the limited edition reproduction of Howard Terpning’s “Crow Pipe Ceremony”, and in the Poster and Art Prints category for the “Holy Man of the Blackfoot”.  The Bennys Awards are the “oldest and largest international printing competition”, which was held in Chicago during October 1998. The Company faced competition from 874 companies that submitted 4,990 printed products.

Currently it is primarily engaged in supplying retail art gallery customers with its catalogue products. In the past, the Company has marketed through specialty retail; overseas distributors, including Japan and Spain; direct mail with American Express Card Members programs; and, carried out contract printing for publishers.

In the past, the Company has tried to use foreign distributors.  Due to the Company’s lack of financial resources these distributors had to provide their own point-of-sale materials, framing products and other promotional materials to their businesses. Consequently, all these agreements were on a best efforts basis and, like all the Company’s distributor agreements; there can be no assurance of future revenues or profits from the efforts of any of these distributors.

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

The process for manufacturing Artagraph® Editions was patented in Canada and the United States. An application for improvements to the Artagraph® replication process resulted in the issuance of a new United States patent in November 1990, which patent would have expired in 2008. Currently, the Company is delinquent in paying its patent fees and there no likelihood that the Company could reinstate its patents. Consequently the Company’s enjoyment of patent protection is lost, which could have negative consequences for the Company’ ability to raise capital.

The main business of the Company, which is in the retail sector, has seasonality and follows the traditional retail experience with the strongest sales period through the Thanksgiving and Christmas holidays, however, the absence of promotional materials, which the Company would normally utilize to maximize its potential for sales growth, results in a flatter sales peaks. The seasonality impact is significantly softened because overall promotional activity is entirely reliant on the customers’ own efforts and because total gross sales revenues are at an all-time low.

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

The Company prints and inventories quantities of individual images from 500 to 1,000 units to achieve economical print costs. Printed lithos also have an indefinite shelf life and are sold through variety programs over a number of years. Printer lithos are stored pending orders from customers then completed through the texturing, stretching and framing phases to ship on a just-in-time basis. Framing and printing are out sourced to other third parties, and there are many alternative suppliers for both available in the general locality of the Company’s production facility.

The Company transfers out-sourced products and services through to its customers at cost plus a modest mark-up. The Company charges a significant mark-up on its patented texturing process, which contributes more than 80 % of its gross profit.

The Company has accumulated excessive inventories of printed images from earlier years through 1994. Approximately 75% of its current inventory of images has only been printed once and that pre-dates 1994. All inventories have not turned more than once in the past three years and consequently have been fully written-off.

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

Initially the Company has acquired the distribution rights from PLASTICS, and pending further negotiations through PLASTICS with the Swiss corporation may acquire manufacturing rights. The market channels to be pursued are the existing PVC stretch film business in North America, comprising:

•

The packaging of meat, poultry, seafood and vegetables at super markets and food processors, which operate on automated production lines;

•

The packaging of food at institutional establishments such as restaurants and catering operations, which operate on single machine or manual stations;

•

The wrapping of foods in individual homes, which involves only hand based wrapping from a boxed roll with cutter.

Currently the North American Industry is mature and is dominated by PVC stretch film producers. DIAMANT™ film offers a comparable competitively priced alternative that provides branding differential by promising an environmental responsible product. As reported numerously on internet websites, PVC contains plasticizers called DEHP that reportedly renders the following undesirable characteristics:

•

Leaching of plasticizer into the foods being packaged and attendant health concerns;

•

Extreme health risks in disposal via incineration due to the production of dioxins;

•

Release during production of monomer, which is a carcinogen and corrosive vapor;

•

Release of harmful vapors at the end-users locations during heat sealing, including supermarkets and food processors.

DIAMANT™ film offers additional beneficial characteristics:

•

Upto 30% reduction in packaging waste due to lower density and gauge;

•

Can be recycled or safely incinerated;

•

Higher tensile strength per unit, allowing extrusion of thinner layers;

•

Equal to 20% greater shelf life for perishable products, cutting customers costs;

•

Can be printed on, which opens branding opportunities – such as “fresh obsessed” for supermarkets;

•

Addresses increased consumer concern and awareness of environmental responsibility

The Company hopes to capitalize on the advantages DIAMANT™ film affords it to provide the foundation for a rapid expansion in North America. The keys to success for the Company include:

•

Successful transfer and adaptation to North American markets, which has largely been achieved by May 2005;

•

Reduction of raw material costs by switching from a limited volume importer and licensed distributor to a licensed manufacturer and mass producer of  DIAMANT™ film, which  the Company believes it can negotiate;

•

Roll-out and market access of the North American stretch film packaging industry, which the Company believes it is successfully positioning itself through its strategic partnerships with established logistic, distribution and warehouse companies and strategic marketing consultants.

•

Acquiring external capital and working capital financing to support its desire to achieve expansion, including access to the public markets, equipment leasing and secured debt financing, which  the Company is actively exploring.

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

The Company has signed two downstream distribution agreements with two corporations for the major markets in the United States of America and is actively pursuing other options in Canada, Mexico, China, South Korea and Bahamas. In addition, the Company has outsourced its repackaging of bulk product imports. While the Company has taken every precaution to ensure its business partners can support its business and has jointly participated in field testing the product, there are no assurances that these companies will purchase the minimum quantities.  Conversely, the combined minimum purchase commitments of VICTORY and PRESIDENTIAL in year-three of their five year distribution agreements are approximately twice the Swiss company’s current annual capacity. The Company believes the Swiss will respond to the “projected” increase in demands for DIAMANT™ by increasing their production or licensing other third parties to manufacture DIAMANT™ film.

The Company operates in a highly regulated industry. DIAMANT™ film has been approved by Canadian Health Protection Branch for food contact and qualifies for U.S. Food and Drug Administration non-objection status. Recently, DIAMANT™ film was passed stringent EU guidelines and applicable laws regarding food hygiene for contact with aqueous, acidic, alcohol, oily and fatty food types. Its product is well positioned to enable the Company to parade its advantages over competing PVC stretch film packaging. The potential advantages claimed include: longer food shelf life; less food contamination; less waste – benefiting land fill sites; recycling and safe incineration, which will support its customers’ desire to minimize garbage disposal costs and further underlines its competitive price when considering the complete spectrum of costs associated with PVC.

Despite significant marketing efforts by the Company, achieving commercial sales has proved frustratingly challenging. In part the Company believes this is due to the industry’s maturity and inertia; changing brands involves significant investment of resources. Progress is happening very slowly. Some customers’ mechanized wrapping systems require extensive testing; and in some instances the physical characteristics of the film need minor adjustments. These have to be done in Switzerland.  Contribution from the two exclusive distributors in North America, PRESIDENTIAL and VICTORY has proved disappointing. The first anniversaries (March 2006) of the distribution contracts with the two distributors have past without any sales. Consequently, Company has taken more active role approaching prospective customers. The Company believes that excellent prospects for an initial sale break-through lie with retailers of natural and organic foods. This niche is where the Company is now focusing its efforts.

C. Organizational structure.

Currently the Company has two wholly-owned subsidiaries, Diamant Film Inc and Bio-Plastics Inc.

D. Property, plants and equipment.

The Company’s executive offices, Artagraph production facility and gallery are located at 7100 Warden Avenue, Markham, Ontario, Canada L3R 8B5, occupying 12,000 square feet of space leased through January 31, 2009. The lease provides for a fixed annual net rental of $81,676 per annum respectively, excluding it’s pro rata share of taxes, insurance, building maintenance and occupancy costs (“TMI”). The gross rental cost including an estimate for TMI is approximately $130,000 per annum.

The Company believes its leased facilities are in good operating condition and adequate for its present requirements.

Currently, the Company has three sets of equipment in operation for the production of Artagraphs®. This equipment has an annual capacity of approximately 60,000 to 75,000 units. In the Company’s most prolific years the maximum through put was approximately 20,000 units. In the last couple of years the production has dwindled down to less than 1,000 units. The three sets of equipment were acquired from a supplier in the UK, and are customized hydraulic press-machines typical of the lamination industry. The customization incorporates a cooling cycle between each heating cycle. Local service operators readily maintain the machines and spare parts are also attainable in the local vicinity.  To bring the three machines to fully maintained running order, the Company would have to spend approximately $25,000 for parts and out-sourced servicing.

There are no plans to acquire additional Artagraph-machines as the Company operates well within current expectations of capacity.

The Company has no formal plan to provide new facilities for the food packaging business. In the event the Company successfully negotiated exclusive manufacturing rights for North America, thereafter it would have approximately nine to twelve months to implement manufacturing operations in the United States. The Company believes current customers and business partners have sufficient capacity to handle the maximum volumes the Company could import from Switzerland in the foreseeable future.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5.Operating and Financial Review and Prospects

The following should be read in conjunction with our audited financial statements and the notes thereto, and other financial information contained elsewhere and incorporated by reference in this Annual Report. In the following discussions “Company” “we” “us” and “our” refer to Diamant ART Corporation and its wholly-owned subsidiaries Diamant Film Inc. (also referred to as “FILM”), and subsidiary Bio-Plastics Inc. (also referred to as “BIO-PLASTICS”) unless the context otherwise dictates.

In addition to historical information, the discussions in this section may contain certain forward-looking statements that involve risks and uncertainties. The forward-looking statements relate to, among other things, operating results, trends in sales, gross profit, operating expenses, anticipated expenses and liquidity and capital resources. Our actual results could differ materially from those anticipated by forwarded-looking statements due to factors including, without limitation, those set forth in this Form 20-F under “Item 3. Key Information - D. Risk Factors”.

A. Operating results.

(i) Accounting policies critical to the reported financial results

Inventories

Artagraph – Fine art reproductions

In the past, the Corporation has reported significant inventory levels on its balance sheets of several $100,000’s. The reported value of inventory in the balance sheet for November 30, 2005 is $NIL (2004 - $35,000) for the reason that the on-hand inventory has been written off, because of very low to zero sales experienced by the Company for virtually all its images.

For the Company to compete successfully in the market place it must carry inventories of many images to accommodate wide ranges of consumer tastes for different subject matter and imagery. In addition, consumer tastes are always changing and wall-décor trends are influenced by many factors: such as colour, subject matter, perceived value to price and individual choice for framing materials (i.e. modern simple lines, classical ornate patterns as well as colour and finish-style, and so forth).  Owing to economies of scale the Company must print a minimum of 500 pieces for each item in its catalogue. Other than the frame cost the printing represents the most significant investment by the Company.  Five hundred printed lithos represents an approximate cost of $3 – 5,000 per lot.

To mitigate carrying significant investment of inventory for multiple images and framing materials, the Company only processes minimum quantities, although the top-most 20 popular images may be at higher quantities, through to the textured phase; and then only completes the production of finished-goods inventory through the stretching and framing stages once customers’ orders are in the pipeline.

The Company's policy is to periodically evaluate the inventory levels of each product in its inventory on an image-by-image basis, both in light of past sales and estimated future sales of each product and similar products.  In addition, when the Company determines that a product line or market should be discontinued, the inventory relating to that product line or market is written down to net realizable value.  The purpose of these policies is to ensure that the Company's inventory balance, net of reserves, exclude slow-moving and obsolete inventory and are valued at the lower of cost and market value.  The Company uses annual physical inventory counts combined with an analysis of each product's preceding three year's (or for such shorter period that a particular product may have been in existence) sales and a review of the Company's sales expectations for each product to determine whether the level and value of the Company's inventory of a particular product at a given time is excessive. This three-year period has been deemed to be an appropriate period for evaluating the historical sales of the Company’s products since such products are not perishable and tends to be marketed over multi-year periods through intermittent and recurring sales programs.

Inventories of newly selected images, that have less than stellar sales, involve significant judgement by management in the application of its valuation policy. Future circumstances might radically change the performance characteristics of any given catalogue image and in aggregate with other failures result in material write-downs.  This has happened in the Company’s history, although not recently as the Company has not had capital to invest in new images.

(ii) Operating Results

Year ended November 30, 2005, compared with year ended November 30, 2004

General & Summary

The Company’s only source of revenues is the declining sales of the Artagraph fine art reproductions. Fixed overhead costs, including occupancy costs, which are reported in the COGS line item on the consolidated statement of loss, exceed reported revenues by a substantial amount, and as revenues declined the gross loss increased in 2005.

Net loss for the year ended 30 November, 2005 was $498,873, an increased by approximately $170,000 over 2004. Which was due to the increase in gross loss of approximately $82,000, the lower foreign exchange gain by approximately $55,000, and overall increases in recorded amortization and selling, general and administrative expenses accounted for the balance of the increase in net loss.

Included in the operating costs and expenses were amounts for the FILM business totalling approximately $190,000 (2004 - $93,000) for pre-marketing, and product testing and samples.

Loss per share was $0.003 for the year ended November 30, 2005, compared to a loss per share of $0.02 reported for fiscal 2004. However the decrease, in loss per share, was attributable to the significant increase in the weighted average number of common shares at November 30, 2005, to 171,894,325 from 16,623,078 in the prior year. During the year ended November 30, 2005 holders of 4,631,000 Class “C” common shares converted into 463,100,000 common shares.

Operating cash flow shortfall for the year ended November 30, 2005 was approximately $746,000 which was financed through Regulation “S” offerings; during the year the Company received advanced share subscriptions totalling $758,000 (see “Note 6, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3) relating to the Company’s Regulation “S” offerings.

Included in the operating cash flow shortfall was cash utilised by the FILM business totalling approximately $355,000 (2004 - $93,000). Contributing to the cash flow shortfall were: the operating losses of $190,000; inventory purchases of DIAMANT™ totalling approximately $134,000, the design and build cost of  a dedicated website for FILM and pre paid expenses accounted for the balance.

Sales revenues

Artagraph – Fine art reproductions

All reported sales revenues for the year ended 30 November 2005 and 2004 were derived from the Artagraph product.

	2005	%	2004	%
Total Sales revenues	$31,932	100%	$ 62,066	100%
Sales to top ranked Customer	$12,420	39%	$ 16,950	27%

Annual sales revenues declined approximately 50% from 2004 to 2005. The reduction is attributable to the non-existent sales and marketing activities. The unit sales prices have not changed and the reduction is due to lower sales volumes. In both years the largest customer, this was not the same customer, represented a significant percentage of total sales. New customers who find the Company tend to purchase a larger opening order in the initial year, and then due to the fact that there are no new products, the orders dwindle down rapidly in the following year(s).

Historically the Company has operated with a two-tier sales price list for its Artagraph products. The Company’s sales price lists are based in United States Dollars and have not been modified for over five years. The two-tier price system was originally designed to accommodate distributors and dealers, national retail chains and individual / regional gallery operators respectively. In recent years the distinction between distributor and dealer has become blurred. In part, this was because the Company’s only national customer has reduced the number of stores it operated through by over 60%. Related to this, major galleries that the Company sells to are able to command distributor-level prices because of intense pricing competition from competitor-suppliers of fine-art printed images. Competitive initiatives focus on brand differentiation, consumer-buying patterns due to trends in colour, and image-subject and framing products. In the last three years the Company has sold its catalogue product at the distributor’s price-level. The distributor sales price lists maintained by the Company range from $US75 to $US300, which represents the range from an unframed image to the highest priced frame image. The average selling price in the last five years has consistently been in the region of $US210.  The pricing of specific catalogue images (framed or unframed) has remained constant within this time frame. Sales revenue declines are entirely due to falling unit sales.

Diamant film – non-PVC stretch food wrap

The Company has not achieved any sales to prospective Canadian or United States food packaging customers as of November 30, 2005 or in the subsequent period ended May 2006. During the year ended November 30, 2005, the Company purchased four containers of DIAMANT™ film for on hand inventory; the inventory represents approximately $200,000 of sales revenues. This reflects anticipated unit selling prices at a 10-15% premium over comparable PVC based product currently dominant in this market. Notwithstanding, the Company may sell the initial product at a discount to promote initial orders.

During fiscal 2005 the Company awarded two exclusive “Distribution Agreements” to U.S. based distributors, PRESIDENTIAL and VICTORY, however neither distributor has been able to generate orders to date.  Under the Distribution Agreements the distributor must purchase minimum quantities of DIAMANT™ film to retain exclusivity rights. Accordingly, the Company can exercise its right to negotiate with other food distributors, wholesalers or retailers in U.S. markets. Although the Company is pursuing several opportunities, there can be no guarantee that the Company will successful launch its sales of DIAMANT™ film.

Gross Loss

Total gross loss increased in the year ended November 30, 2005 to $229,500 compared to 2004 of $147,287.

The decline in sales revenues of approximately $31,000 contributed directly to a portion of the increase in gross loss overall.

Approximately $29,000 (2004 - $NIL) related to the FILM segment, and included product sample material costs and freight costs related to the acquisition of DIAMANT film inventories.

In the Artagraph segment, inventory write-downs contributed to the balance of the increased gross loss.

The cost of goods sold of $261,432 (2004 - $209,353) reported in the consolidated statement of loss includes $124,000 (2004 – $120,000) of rent expense.

Selling, General & Administration Expenses

Although overall selling, general and administrative expenses increased marginally from $211,813 in 2004 to $223,218 in 2005, there were some off-setting factors.

Diamant Film’s marketing expenses increased by approximately $67,000, from $93,165 in 2004 to $159,757 in 2005.

Corporate professional, investor media, press releases, and transfer agent expenses were higher in the year ended November 2005 by $59,000 in the aggregate compared to fiscal 2004.

Offsetting these increases in operating expenses was a one-time gain resulting from the write-off of capital tax liability of $134,983. In December 2005, the Company filed delinquent provincial corporate tax returns from the years 1994 through 2004. In the past the Company had accrued for the estimated capital tax, late filing penalties and interest based on its reported financial results for accounting purposes. At November 30, 2004 the total accrual for capital taxes, penalties and interest recorded by the Company was $140,000. When completing the actual corporate tax returns the Company elected to accelerate certain write-offs for tax purposes and the actual liability for capital taxes was only $5,017. In turn the significantly lower base of capital tax liability resulted in appreciably lower interest and no penalty costs.

Other Income and Expenses

The Canadian dollar continued its trend of strengthening against the U.S. dollar in fiscal 2005 but at a decreased rate. Consequently the reported foreign exchange gain on the revaluation of U.S. dollar denominated liabilities at November 30, 2005 was $19,175 compared to the foreign exchange gain of $75,761 in fiscal 2004.

Differences between Canadian and U.S. GAAP

For the last three years, there have been foreign exchange gains which following Canadian GAAP is treated as a recovery of expenses in the period it is occurred. Following U.S. GAAP, the foreign exchange gains would have been recorded through comprehensive income in the equity section.  The reported net loss under Canadian GAAP for the year ended November 2005 of $498,873 (2004 – $328,877) compares to the net loss under U.S. GAAP for the year ended November 2005 of $518,048 (2004 - $404,638). (See “Note 12 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES” in the “Notes to the Consolidated Financial Statements” attached hereto as an Exhibit.)

Year ended November 30, 2004, compared with year ended November 30, 2003

General & Summary

The Corporation’s only source revenue was the residual sales from its Artagraph business of $62,066 (2003 - $83,450) per annum. Gross sales revenues are exceeded by fixed overheads approximately 300%, and the decline in revenues increased the gross loss.

The Company formed a wholly-owned subsidiary in April 2004 to acquire and manage the start-up of its new food packaging business interests.

The Company reported an unrealised foreign exchange revaluation gain of $75,761 (2003 - $165,546) that arises on certain US liabilities being translated into Canadian dollars at November 30, 2004. Under US GAAP these gains would not be reported in the consolidated statement of loss; US GAAP reports these gains through comprehensive income in the equity section.

Net loss per share for the year ended November 2004, was $0.018 and compared “favourably” to the 2003 net loss per share of $0.169. However the apparent improvement was only due to the increase in the weighted average number of common shares (increasing) to 16,623,078 from 1,720,778 for the year end ends November 2005 and 2004 respectively. During 2004 the holders of 372,200 issued and outstanding Class “C” common shares converted to 37,220,000 new common shares; one (1) Class “C” common share is convertible into 100 new common shares.

Sales

	2004	%	2003	%
Total Sales	$ 62,066	100%	$ 83,450	100%
Sales - The Museum Company	$ -	0%	$ 14,706	17%
Sales to next ranked Customer	$ 16,950	27%	$ 12,047	14%

Sales declined by $21,000 from 2003 to 2004, which is mainly attributed to the loss of revenue stream from The Museum Company.  Other than the loss of The Museum Company business entirely, sales volumes declined slightly by another $5,000. Selling prices have not been modified in 2004 or 2003.

Gross Loss

The gross loss arises as the company’s level of sales is lower than its fixed overhead costs.  The major overhead in cost of sales is rent, which was $120,000 (2003 - $120,000).

Selling, General & Administration Expenses

Costs were decreased through necessity. Most of the reduction was in consulting and professional expenses. However, certain accounts payable, of approximately $15 - 20,000 that has been unpaid for five or more years were reversed and written-off. Business insurance was reduced to reflect more appropriate business levels. The Company continued to operate on a four day working week.

The start-up costs relating to the new stretch film food wrap, including testing, travel, and samples and expenses for consultants and overheads totalled $93,000.

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

As with past years, the Company was able to mitigate some of its wage expenses by rotating employees through temporary lay-off programs permitted under Ontario labour law provisions. Under such arrangements the Company was able to lay-off employees up to a maximum of 35 weeks while only paying those employees’ benefit costs. In turn, employees laid-off under such circumstances can claim accelerated employment benefit relief.

B. Liquidity and capital resources.

Year ended November 30, 2005, compared with year ended November 30, 2004

As in the prior year, the Company had minimal cash and possessed a substantial working capital deficit.  At November 30, 2005 the Company reported a working capital deficit of $1,023,825 (2004 deficit – 1,280,096).

As noted in the auditors report attached with the consolidated financial statements of the Company, as at November 30, 2005 and described in the Notes to the Consolidated Financial Statements, Note 1. “Going Concern”:

“The Company has incurred several years of losses and during 2005, utilized $ 746,092 of cash in operations. At November 30, 2005, the Company reported a deficit of $25,246,716 and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due.”

For the year ended at November 30, 2005, the Company was able to sustain its operations primarily from a series of advance subscriptions for Class “C” common shares totaling $758,000 (see “Note 6, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3) (2004 – $440,500).

The Company can provide no assurance that it will be able to obtain additional working capital from the sale of its equity, or borrow funds from traditional lending sources or from any person who has advanced, or may be interested in advancing funds to the Company. If the Company is able to raise additional funds from the sale of its equity, substantial dilution to the interests and voting rights of current equity holders may occur. If the Company is unable to substantially increase sales from the level experienced in 2005, or obtain additional working capital from loans or from the sale of its equity, this could have a material adverse effect on the ability of the Company to continue its operations. In this event, we may have to re-evaluate all aspects of our business.

During fiscal 2005, the Company completed two Regulation S offerings.

The first Regulation “S” offering closed on January 5, 2005 and was for 231,000 restricted Class “C” common shares for consideration totaling $115,500 (or $0.50 per Class “C” common share).

A second Regulation S offering closed on February 21, 2005 and was for 4,400,000 restricted Class “C” common shares for consideration totaling $1,100,000 (or $0.25 per Class “C” common share).

The Class “C” common shares are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation “S” hold period, common shares per one (1) Class “C” common share. From March 31 through to November 30, 2005 the holders of 4,631,000 Class “C” common shares converted to 463,100,000 common shares of the Corporation.

Subsequent to the year ended November 30, 2005, the Company completed two Regulation S offerings.

The first Regulation S closed on December 19, 2005 and was for 5,000,000 restricted Class “C” common shares for consideration totaling $500,000 (or $0.10 per Class “C” common share).

The second Regulation S offering closed on February 23, 2006 and was for 3,000,000 restricted Class “C” common shares for consideration totaling $300,000 (or $0.10 per Class “C” common share).

The restricted Class “C” common shares, which are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation “S” hold period, common shares per one (1) Class “C” common share, are not publicly traded and are the equivalent, on a fully converted basis, to 800,000,000 common shares. Therefore the Class “C” shareholders control the board of directors and operations of the Company.

During the year ended November 30, 2005, the FILM purchased inventory for samples and in anticipation of initial commercial orders from its customers. Total purchases were approximately $140,000 including $118,600 of purchased DIAMANT™ film, and third party costs for repackaging, storage and distribution, and packaging materials of $21,400. At November 30 2005 FILM reported inventory at cost of $ 134,000; the balance of purchased inventories of $6,000 was charged as a period expense to samples.

FILM paid $27,000 for the design and build of a dedicated website to promote itself and the non-PVC stretch film product.

Year ended November 30, 2004, compared with year ended November 30, 2003

As in the prior year, the Company had minimal cash and possessed a substantial working capital deficit; for the year ended November 2005 the working capital deficit was $1,280,096 (2003 - $1,396,212). For the year ended at November 30, 2004, the Company was able to sustain its operations primarily from a series of advance subscriptions for Class “C” common shares totaling $440,500 (2003 – $321,000). In the year ended November 2004, operating cash flow shortfall was $424,551 (2003 – $249,390)

The following transactions were reported by the Company, during Fiscal 2004.

On October 19, 2004, the Company declared a stock dividend of one common share for each one common share held. As a result of the stock dividend the issued and outstanding shares were increased by 40,255,457 common shares to 80,510,914 issued and outstanding common shares.

On November 19, 2004, at the annual shareholders meeting, the Company adopted and approved: the cancellation of the Class “A” and Class “B” preference shares, for which no shares of either class were then issued and outstanding.

During Fiscal 2004, the balance of 372,200 issued and outstanding Class “C” common shares were converted, one (1) Class “C” common into 100 new common shares. As a result of the conversions, 37,220,000 new common shares were issued.

3. Information regarding the company’s material commitments for capital expenditures.

None.

C. Research and development, patents and licenses, etc.

The Corporation does not expend capital on research and development. As reported herein the Company has been unable to pay patent fees with respect to maintenance payments on its US patents for Artagraph. During fiscal 2002 the 11.5-year maintenance fee for approximately $3,000 was not paid. There is the likelihood that the Company has lost its US Artagraph patents.

D. Trend information.

Artagraph – Art Reproduction Market

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

DIAMANT™ FILM – Food Packaging

Owing to the recent entry  and start-up of the Company in the Food Packaging business in North American Markets, and because the Company is offering an alternative non-PVC stretch film, the Company can not provide meaningful analysis on the  impact of trends.

The Freedonia Group Incorporated, a leading international industry study database company provided a report covering the “PVC Food Packaging Film” industry in the US. The report concluded that demand for PVC film in food packaging uses will grow two percent annually to more than 310 million pounds in 2004. The report also projected that PVC film demand would total 465 million pounds by 2009.

E. Off-balance sheet arrangements.

None.

F. Tabular disclosure of contractual obligations.

Under a long-term lease expiring January 31, 2009, the Company is obligated for minimum future lease payments, net of occupancy costs, for office, showroom and factory premises as follows:

FISCAL YEAR ENDING	AMOUNT
2006	80,704
2007	81,676
2008	81,676
2009	13,613

The gross rent paid in fiscal 2005 was 124,011 [2004 - $120,608]; [2003 - $98,176].

Payments due by period
		Less			More
		than 1	1-3	3-5	than 5
Contractual Obligations	Total	year	years	years	years
Long-Term Debt(1)
- Principle	$ 367,574	$ 367,574	-	-	-
- Interest	$ 350,895	$ 350,895
Capital Lease	-	-	-	-	-
Operating Lease	$ 257,669	$ 80,704	$ 176,695	-	-
Other Long-term	-	-	-	-	-
Liabilities

Total	$ 976,138	$ 799,173	$ 176,695

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

Stefan Gudmundsson, Director – President Technopac since 1991; President Trinity Plastics Inc. 1989 – 1991. Over thirty (30) years experience working in plastic packaging.

B. Compensation.

The following table sets forth the aggregate cash compensation paid for services rendered to the Company during the last three fiscal years by all individuals who served as the Company’s Officers and Directors during each fiscal year.

(In Canadian Dollars)
		Annual Compensation			Long-Term Compensation Awards
Name and	Year	Salary($)	Bonus($)	Other Annual	Restricted	Securities	All
Principal Position				Compensation($)	Stock	Underlying	Other
					Awards ($)	Options (#)	Compensation ($)
Simon Meredith	2005	--	--	39,000	--	--	--
President(1)	2004	--	--	39,000	--	--	--
	2003	--	--	60,000	--	--	--
Michel van Herreweghe,	2005	--	--	--	--	--	--
Chairman	2004	--	--	--	--	--	--
	2003	--	--	--	--	--	--
Roger Kirby, Director	2005	--	--	--	--	--	--
	2004	--	--	--	--	--	--
	2003	--	--	--	--	--	--
Stefan Gudmundsson,	2005	--	--	60,000	--	--	--
President Diamant Film	2004	--	--	40,000	--	--	--
Inc., Director(2)	2003	--	--	--	--	--	--

(1)

Represents the fees paid in Canadian dollars to a consulting company owned by Mr. Meredith (See “Employment and Consulting Agreements”). In November 1994, the Company entered into a consulting agreement with The Merrick Group Limited, a company beneficially owned by Simon Meredith. Under the terms of the contract, Mr. Meredith provides management services to the Company for up to 100 hours per month as President and Chief Operating Officer.

(2)

Represents the fees paid in Canadian dollars to a consulting company owned by Mr. Gudmundsson (See “Employment and Consulting Agreements”). The Company’s wholly-owned subsidiary, Diamant Film Inc., has a month-to-month agreement with Technopac 2000 Inc. Under the terms of the agreement, the President provides marketing services. Approved out-of-pocket costs incurred by the President, relating to travel and marketing, are reimbursed by the subsidiary.

C. Board practices.

1.  Date of expiration of the current term of office, if applicable, and the period during which the person has served in that office.

On November 19, 2004, the Company held an Annual, General and Special Meeting of Shareholders at the Corporation’s offices located at 5-7100 Warden Avenue, Markham, Ontario, Canada L3R 8B5. At that meeting Simon Meredith, Michel Van Herreweghe, Roger Kirby, Stephan Gudmundsson were elected as Directors of the Corporation to hold office until the next Annual Meeting or until their successors are elected or appointed

2.  Details of directors service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment or an appropriate negative statement.

Employment and Consulting Agreement -- In November 1994, the Company entered into a consulting agreement with The Merrick Group Limited, a company beneficially owned by Simon Meredith. The agreement expired in 1999 and was continued on a month-to-month basis. Under the terms of the contract, Mr. Meredith provides management services to the Company for up to 100 hours per month as President and Chief Operating Officer. The agreement has lapsed and services continue under month-to-month basis.

Employment and Consulting Agreement -- The Company’s wholly-owned subsidiary, Diamant Film Inc., has a month-to-month agreement with Technopac 2000 Inc. Under the terms of the agreement, the President provides marketing services. Approved out-of-pocket costs incurred by the President, relating to travel and marketing, are reimbursed by the subsidiary.

3.  Details relating to the company’s audit committee and remuneration committee, including the names of committee members and a summary of the terms of reference under which the committee operates.

The Audit Committee.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Michel Van Herreweghe, Simon Meredith and Roger Kirby. The Company's Board of Directors has determined that Simon Meredith is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934.

The Audit Committee meets two times during a fiscal year. The Corporation has not adopted a written charter for the audit committee.  This committee is primarily concerned with assisting the Board in fulfilling its fiduciary responsibilities relating to accounting policies and auditing and reporting practices and insuring that all Canadian standards of practice comport with standards adopted and required by the SEC and other appropriate regulatory authorities.  The committee also is tasked with assuring the independence of the Company’s public accountants, the integrity of management and the adequacy of the Company’s financial disclosure.  Its duties include recommending the selection of independent accountants, reviewing the scope of the audits and the results thereof, and reviewing the organization and scope of the Company’s internal systems of financial control and accounting policies.

D. Employees.

We believe that the Company has satisfactory relations with our employees.

Category	2005	2005	2005	2004	2003	2002
	Total	ART	FILM
Management	3	2	1	3	2	2
Administration / Sales	2	1	1	2	1	1
Manufacturing	3	2	1	3	2	2
Part Time	1	1	0	1	1	1
Totals	9	6	3	9	6	6

The Corporation has no unionized employees. Several employees have worked for the Corporation between 10 and 15 years.

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

(1)

Based on the number of shares outstanding May 31, 2006.

(2)

Percentage of shares beneficially owned does not exceed one percent of the outstanding shares of the common stock of the Company.

At the November 19, 2004, Annual, General and Special Meeting of Shareholders, a Stock Option Plan (the “Plan”) was approved by the Shareholders. The Plan was designed to provide an added incentive for effective service and performance to participating key employees (including officers) and directors of the Company by affording them an opportunity to increase their proprietary interest in the Company’s success through increased stock ownership.

The Plan may be administered by either the Board of Directors or a Stock Option Committee consisting of three members who shall be appointed by the Board of Directors (the “Committee”). The Board of Directors or, if acting, the Committee has the authority to select optionees, to establish the number of shares and other terms applicable to each option and to construe the provisions of the Plan. The Plan may be amended or terminated at any time by the Board of Directors of the Company without further approval of the shareholders.

The Board of Directors or the Committee determines the option price per share with respect to each option and fixes the period of each option, but in no event may the option period be longer than 10 years. Options granted under the Plan are nontransferable. As at May 31, 2006 no options have been awarded under the current plan.

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders.

At November 30, 2005, the Company reported an advance share subscription balance of $658,000. Subsequent to the year end, the Company received additional advances, totaling approximately $250,000 under Regulation “S” offering; and later issued 8,000,000 “C” Common shares. Each Class “C” Common share entitles the holder to 100 votes. Therefore the Class “C” Common shares would have a total of 800,000,000 votes in the aggregate, which gives them control over the Board of Directors and operations of the Company. The Class “C” Common Shares are not traded.

B. Related party transactions.

It is the Company’s policy that transactions between the Company and persons or entities affiliated with the officers, directors, employees, or shareholders of the Company, which relate to the operations of the Company, will be on terms no less favorable to the Company than could have reasonably been obtained in arm’s-length transactions with independent third parties.

See “Executive Compensation—Employment and Consulting Agreements” for a description of certain employment and consulting arrangements with an officer and director of the Company.

C. Interests of experts and counsel.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 7.C.

Item 8.Financial Information

A.  Financial Statements and Other Financial Information

Exhibited hereto are the following audited consolidated financial statements prepared as at the last fiscal year-end,  November 30, 2005, with comparative figures shown as of  November 30, 2004  and 2003, with attached audit report;

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 8.A.5.

To be legally entitled to issue a stock dividend the corporation must not impair its ability to meet its liabilities. The Corporation’s stock dividend, in November 2004, does not impair its ability to meet its liabilities. The stock dividend functions in substance as a stock split and the dividend is therefore valued on a nominal basis of one (1) dollar. (Under Ontario law, stock dividends can be declared and paid by the Directors, whereas a stock split requires the authorization of 2/3rd’s of the shareholders.)

The payment of dividends on the Common Shares will depend on the Company’s future earnings and financial condition and such other factors, as the Board of Directors of the Company may then consider relevant.

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

As of November 30, 2005 the Company had approximately 1000 holders of record of the Common Shares.

The following table sets forth the high and low bid quotations for the Company’s securities, as reported by The OTC Bulletin Board monthly trade and quote summary The quotations are reported quotations without retail markup, markdown or commission and may not represent actual transactions.

	Common
	Shares
Fiscal Year	High	Low
2001(1)
1st Quarter	115.6	46.9
2nd Quarter	53.1	18.0
3rd Quarter	19.0	1.1
4th Quarter	13.0	0.5
2002(1)
1st Quarter	--	--
2nd Quarter	--	--
3rd Quarter	--	--
4th Quarter	--	--
2003(1)
1st Quarter	--	--
2nd Quarter	1.5	0.6
3rd Quarter	1.1	0.8
4th Quarter	1.1	0.3
2004
1st Quarter	0.15	0.38
2nd Quarter	0.88	0.35
3rd Quarter	0.68	0.13
4th Quarter	0.42	0.09
2005
1st Quarter	0.16	0.03
2nd Quarter	0.08	0.03
3rd Quarter	0.14	0.03
4th Quarter	0.014	0.007
2006
1st Quarter	0.014	0.004
2nd Quarter	0.007	0.0039

Note (1) the reverse stock split of 100:1 has adjusted the common share prices for 1999 through the 2nd Qtr 2003

On October 19, 2004, the Company declared a stock dividend of one common share for each one common share held. As a result of the stock dividend the issued and outstanding shares were increased by 40,255,457 common shares.

On November 19, 2004, at the annual shareholders meeting, the Company adopted and approved: the cancellation of the Class “A” and Class “B” preference shares, for which no shares of either class were then issued and outstanding.

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

During fiscal 2005 4,631,000 Class “C” common shares converted into 463,100,000 common shares.

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

C. Markets.

The Company’s securities are now listed on the NASDAQ sponsored OTC Bulletin Board (symbol DIAAF), and also listed on the Frankfurt Stock Exchange, Deutsche Börse Xetra (symbol WKN)

D. Selling shareholders

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

1. Indicate the register and the entry number therein, if applicable, and describe the company’s objects and purposes and where they can be found in the memorandum and articles.

The Articles of Incorporation of the Corporation were registered on January 24, 1986.

There are no restrictions on the business may carry on or powers the Corporation may exercise.

2. With respect to directors, provide a summary of any provisions of the company’s articles of association or charter and bylaws with respect to:

(a) A director’s power to vote on a proposal, arrangement or contract in which the director is materially interested;

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

Conflicted Directors are not to vote except in certain limited circumstances (132(5)) of the Ontario Business Corporations Act (“OBCA”).

(b) The directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body;

Bylaw 1A Article 4.01.  The board may fix the remuneration of the directors.  Such remuneration shall be in addition to any salary or professional fees payable to a director who serves the Corporation in any other capacity.  In addition, directors shall be paid such sums in respect of their out-of-pocket expenses incurred in attending board, committee or shareholders’ meetings or otherwise in respect of the performance by them of their duties as the board may from time to time determine.

(c) Borrowing powers exercisable by the directors and how such borrowing powers can be varied;

Bylaw No. 2 establishes Directors Borrowing Powers, as follows:

The Directors may, without authorization from the shareholders:

(a)

borrow money upon the credit of the Corporation;

(b)

issue, re—issue, sell or pledge debt obligations of the Corporation, including without limitation, bonds, debentures, notes or other similar obligations of the Corporation whether secured or unsecured;

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

(e) Number of shares, if any, required for director’s qualification.

No shares are required for director’s qualification.

3. Describe the rights, preferences and restrictions attaching to each class of the shares, including:

(a) Dividend rights, including the time limit after which dividend entitlement lapses and an indication of the party in whose favor this entitlement operates;

Unlimited Number of Common Shares authorized

Unlimited Number of Class C Common Shares authorized

1.

DIVIDENDS

1.1

The holders of the Class C Common shares, in priority to the common shares shall be entitled to receive and the Corporation shall pay thereon as and when declared by the Board of Directors of the Corporation, out of the monies of the

Corporation properly applicable to the payment of dividends fixed preferential non-cumulative cash dividends at the rate of $0.01 per share per annum. No dividends shall at any time be declared or paid or set aside for payment for or on the Class C Common shares unless all dividends up to and including the dividend payable on the last preceding dividend payment date on the Class B Preference shares then issued and outstanding shall have been declared and paid or provided for at the date of such declaration or payment or setting apart for payment. Subject to payment of the Class B Preference shares divided, the Board of Directors of the Corporation shall be entitled from time to time to declare part of the fixed preferential, non-cumulative Class C Common share cash dividend for any fiscal year notwithstanding that such dividend for such fiscal year shall not be declared in full. If within four months after the expiration of any fiscal year of the Corporation, the Board of Directors in its discretion, shall not declare the said dividend or any part thereof on the Class C Common shares for such fiscal year than the rights of the holders of the Class C Common shares to such dividend or any undeclared part thereof for such fiscal year shall be forever extinguished. The holders of the Class C Common shares shall not be entitled to any dividends other than or in excess of the non-cumulative cash dividends herein before provided for.

There are no longer any Class B Preference Shares outstanding.

1.2

Cheques of the Corporation payable at par at any branch of the Corporation’s bankers for the time being in Canada shall be issued in respect of the dividends the preference shares (less any tax required to be withheld by the Corporation) and payment thereof shall satisfy such dividends. Dividends which are represented by a cheque which has not been presented to the Corporation’s bankers for payment or that otherwise remain unclaimed for a period of six (6) years from the date on which they were declared to be payable shall be forfeited to the Corporation.

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

4.        CONVERSION PRIVILEGE

4.1

Any Holder of Class C Common Shares shall be entitled at his option at any time (subject as hereinafter provided) to have all or any of the Class C Common Shares held by him converted into Common Shares as the same shall be constituted at the time of conversion upon the basis of one hundred (100) “New Common” Shares for each Class C Common Share in respect of which the Conversion Right is exercised (“New Common” Shares); provided that on conversion of any Class C Common Shares, the Holders thereof will not be entitled to any adjustment of dividends on such Class C Common Shares or on the “New Common” Shares issuable on conversion.  The Conversion Right provided for herein may be exercised by Notice in Writing given to the registered office of the Corporation or to any Transfer Agent or Registrar for the Common Shares accompanied by the Certificate or Certificates representing the Class C Common Shares in respect of which the Holder thereof desires to exercise such right of Conversion and such Notice shall be executed by the person registered on the books of the Corporation as the Holder of the Class C Common Shares in respect of which such Right is being exercised or by his duly authorized attorney and specify the number of such shares which the Holder desires to have converted.  The Holder shall also pay any governmental, transfer or other tax imposed in respect of such transaction.  Upon receipt of such Notice the Corporation shall issue Certificates representing the Common Shares upon the basis above prescribed and in accordance with the provisions hereof to the registered holder of the Class C Common Shares represented by the Certificate accompanying such Notice.

(b) Voting rights, including whether directors stand for reelection at staggered intervals and the impact of that arrangement where cumulative voting is permitted or required;

Each Class C or Common Share carries the right to one vote.  There is no staggered reelection of directors.  Cumulative voting is not permitted.

(c) Rights to share in the company’s profits;

Class C Common Shares have $0.01 per share annual non-cumulative dividend.

Common Shares share in the company’s profits as determined by the directors.

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

7. Describe briefly any provision of the company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the company (or any of its subsidiaries).

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

C. Material contracts.

There are no material contracts except for the contracts listed herein below, as previously reported by Company on Form 8-K and incorporated by reference. Copies of the subject-contracts below are attached as Exhibits to Form 20-F for the year ended November 30, 2004 and included herein by reference.

•

Press release, dated June 14, 2004 – The Company, through its wholly owned subsidiary, Diamant Film Inc., acquires exclusive marketing and distribution for DIAMANT™ film in Canada.

•

Press release, dated June 28, 2004 – The Company, through its wholly owned subsidiary, Diamant Film Inc., acquires exclusive marketing and distribution for DIAMANT™ film in United States, by amendment to the June 14 2005 Agreement.

•

In addition, the territories of Mexico and Bahamas, China, South Korea and Thailand were added to the June 14 2004 Agreement by amendments.

D. Exchange controls.

There are no Canadian laws, decrees, regulations or exchange controls which would affect the import or export of capital or the availability of cash for use by the Company, nor the remittance of dividends, interest or other payments to non-resident holders of the Company’s securities.

E. Taxation.

The following information concerning taxation matters is general and non-specific to particular shareholder-individuals. It should not be construed as directly relevant to any shareholder’s taxation status, which is dependant on many other variables and factors.

(i)  Canadian Federal Income Tax Considerations

The following summary of the material Canadian federal income tax consequences is based upon the provisions of the Income Tax Act of Canada and the regulations thereunder (the “Tax Act”) and the Canada-United States Tax Convention (the “Tax Convention”)) as at the date of this Statement.  The summary is restricted to the case of a holder (a “Holder”) of one or more common shares of the Company (“Common Shares”) who for the purposes of the Tax Act is a non-resident of Canada, is a United States person, holds his Common Shares as capital property and deals at arm’s length with the Company.

Dividends.  A holder will be subject to Canadian withholding tax (“Part XIII Tax”) equal to 25%, or such lower rates as may be applicable, of the gross amount of any dividend paid or deemed to be paid on his Common Shares.  Under the Tax Convention, the rate of Part XIII Tax applicable to a dividend on Common Shares paid to a Holder who is a resident of the United States is, if the Holder is a company that beneficially owns at least 10% of the voting stock of the Company, 5% and, in any other case, 15% of the gross amount of the dividend.  The Company will be required to withhold the applicable amount of Tax from each dividend paid and remit it to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares.  A Holder, who disposes of Common Shares, including by deemed disposition on death, will not be subject to Canadian tax on any capital gain thereby realized unless the Common Shares constituted “taxable Canadian property” as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder unless he held the common share as capital property used by him carrying on a business in Canada, or he or persons with whom he did not deal at arm’s length alone or together held or held options to acquire, at any time within the 60 months preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the company.

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

A Holder who is subject to Canadian tax in respect of a capital gain realized on disposition of Common Shares must include one-half of the capital gain (“taxable capital gain”) in computing his taxable income earned in Canada, subject to the deduction of certain capital losses that may have been sustained by the Holder.

(ii)  United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation (“U.S. Taxpayer”) will recognize a gain or loss on the sale of the Company’s shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the shares.  The gain or loss will be a capital gain or capital loss if the Company’s shares are a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company’s shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares of the Company should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company’s shares.

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

H. Documents on display.

Any of the documents referred to above can be viewed at the Company’s Registered Office, which is located at 7100 Warden Avenue, Unit 5, Markham, Ontario, Canada. All the documents are in English.

I. Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(a) Quantitative information about market risk.

The Corporation has exposure to exchange risk from its United States dollar debt and trade liabilities. The table below summarizes the principle USD$ debt arising from its notes and trade payables. In addition the Corporation has not paid any interest on its USD$ notes, which accrues annually at 10%. The total exposure to USD$ debt has increased from $559,000 to $757,000, from 2000 to 2005 respectively. The exchange rate between CAD / USD $’s has been somewhat volatile ranging from a high to low of 1.60 / 1.00 to 1.16 / 1.00. In the current fiscal year ended November 30, 2005, the Canadian dollar has continued to strengthened against the US dollar, generating the reported  unrealized exchange gain of approximately $19,000 (2004 - $76,000). Currently the Corporation’s USD$ assets are negligible, its sales revenues, which are mainly USD$ have dived in recent years, resulting in only minor USD$ trade receivables. In the past five years the Corporation had a maximum trade receivable in USD$ of approximately $30,000.

	Nov 30 05	Nov 30 04	Nov 30 03	Nov 30 02	Nov 30 01
Fixed Interest
10% USD Notes
Principle (USD $)	315,000	315,000	315,000	315,000	315,000
Accrued Interest (USD $)	300,708	269,208	237,708	206,208	174,708
Total US debt & unpaid interest	615,708	584,208	552,708	521,208	489,708
US$ Trade Payables	142,114	134,611	149,823	132,750	132,750
Total US liabilities	757,822	718,819	702,531	653,958	622,458
Exchange Rate USD:CAD $*	1.1669	1.186	1.299	1.565	1.573
	884,302	852,519	912,588	1,023,444	979,002
*Exch.Rate Increase (Decrease)	(1.6)%	(8.7)%	(17.0)%	(0.5)%	2.4%

Conversely, a strengthening Canadian dollar has a detrimental impact on the Corporation’s profitability. The table below illustrates the impact based on the previous table’s actual exchange rates.

	2005	2004	2003	2002	2001
Assumed sales revenues in USD	100,000	100,000	100,000	100,000	100,000
Canadian equivalents per $US 100,000	116,690	118,600	129,900	156,500	157,300
COGS, apprx. (annual 2.5% RM price-inc.)	52,200	50,900	49,700	48,500	47,300
Gross Profit (GP)	64,490	67,700	80,200	108,000	110,000
(Loss) contribution vs highest GP	(45,510)	(42,300)	(29,800)	(2,000)	-

During fiscal 2005, monthly average translation rates between Canadian and United States dollars have ranged from a low of: $CAD1.16: $US1.0 to a high of $CAD1.25: $US1.0. Approximately $25,000 (68%) (2004 - $42,000 (76%)) of the Company’s sales revenues was transacted in US dollars.

We are exposed to variety of risks, indirectly by changes in interest rates affecting consumer-purchasing habits and directly affected by currency fluctuations between the Canadian and US dollars. The Company does not purchase forward foreign exchange contracts. The Company has no debt or credit subject to variable interest rates. The exchange gains and losses that the Company may be impacted by from time to time will depend on the levels of US dollar monetary assets and liabilities as well as their corresponding collection and payment events. Long term trends of a weakening of the Canadian dollar relative the United Sates dollar would likely have permanent negative impact from the balance sheet perspective, as the Corporation would become increasingly exposed to its net USD liabilities. Conversely, a strengthening Canadian dollar reduces the gross profits of the Corporation.

Item 12. Description of Securities Other than Equity Securities.

A. Debt Securities.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 12.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

While the Company is not currently involved as defendant in any litigation, in the last 5 years certain note holders have commenced litigations in two jurisdictions. The underlying default, that the Company has failed to make payments of principal or interest, remains ongoing and therefore there is very real possibility that one or more of the Note holders may commence action against the Company, including the petitioning of the Corporation into bankruptcy. Recent developments in the last 5 years are summarized below.

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

In December 2000, one Note Holder commenced proceedings in Ontario court for payment of US $45,000, interest and costs, whereby they brought a motion for the appointment of a private receiver-manager. The Company brought a cross-motion to dismiss the action for lack of legal capacity to commence the proceedings. In February 2001 the counsel for the plaintiff delivered a notice of discontinuance. The same Note Holder had commenced proceedings in New York State in 1999; however the complaint was also discontinued in September 2000.

During 1999 certain of the Company’s 10% note holders demanded full repayment of principal and interest, and commenced legal proceedings to enforce their demands including an attempt to appoint a receiver. The Company successfully negotiated with the majority of the note holders, being 2/3rds, to extend the repayment terms an additional year.

The Company and the note holders did not negotiate any further extensions from fiscal 2001 through fiscal 2005; however, the note holders have made no payment demands.

Item 14. Material Modifications to the Rights of Security Holders and Use of  Proceeds.

Nil - during period since December 1, 2004 to May 31, 2006.

Item 15. Controls and Procedures.  (a)Disclosure Controls and Procedures.

(a) Evaluation of disclosure controls and procedures.  Our chief executive officer and principal financial “officer” have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of November 30, 2005.  Based on such evaluation, they have concluded that as of such date, our  disclosure controls and procedures are effective and designated to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

(b)  Management’s annual report on internal control over financial reporting.  Not required as the Registrant is a Foreign Private Issuer.

(c)  Attestation Report of registered public accounting firm.  Not required as the Registrant is a Foreign Private Issuer.

(d) Changes in internal controls over financial reporting.  There were no significant changes in our internal controls over financial reporting identified in connection with the evaluation required by paragraph (d) of 17 CFR 240.13a-15 or 240.15d-15 that occurred during the period covered by this annual report that has effected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Michel Van Herreweghe, Simon Meredith and Roger Kirby. The Company's Board of Directors has determined that Simon Meredith is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934.

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

Item 16C. Principal Accountant Fees and Services.

The following expenses represent the cost of the Corporation’s annual audit services.

Details / service	2005	2004	2003
	$	$	$
Audit	36,000	36,000	25,000
Taxation	--	--	--
All Other Fees	--	--	--
Total	36,000	36,000	25,000

Prior to the start of the audit process, the Company’s audit committee receives an estimate of the costs from its auditors and reviews such costs for their reasonableness.  After their review and pre-approval of the fees, the audit committee recommend to the board of directors to accept the estimated audit fees given by the auditors.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

The Company has never repurchased any of its issued securities.

PART III

Item 17. Financial Statements.

The financial statements of the Company which are furnished and attached hereto are prepared according to Canadian Generally Accepted Accounting Principles and in the Accountant’s Report attached thereto, and in the Notes thereto, reference is made to the material variations in accounting principles, practices and methods used in preparing financial statements pursuant to Canadian Generally Accepted Accounting Principles in comparison to United States Generally Accepted Accounting Principles as applicable.

Item 18. Financial Statements.

See Items 17 & 19

Index of Exhibits attached:   Financial Statements audited as at November 30, 2005 - with comparative figures for 2004 and 2003 attached.  The Statements include U.S. oriented Comments by the Auditors and Note dealing with U.S. Generally Accepted Accounting Principles.

Item 19. Exhibits.

Index of Exhibits attached:

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Diamant ART Corporation:

/s/ Simon Meredith	/s/ Michel van Herreweghe
Simon Meredith	Michel van Herreweghe
President	Chairman
June 15, 2006	June 15, 2006

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit #	Item	Description
1	Exhibit	Certifications By Company Chief Executive Officer And Chief Operating Officer
2	Exhibit	Certifications Pursuant To Sarbanes-Oxley Act Of 2002
3	Exhibit	Annual Financial Statements For The Years Ending November 30, 2005, 2004 & 2003 Audit Opinion, Danziger & Hochman – 2005 & 2004 Audit Opinion, Armstrong Szewczyk Goodman Tobias – 2003

Exhibits attached to Annual Report dated November 30, 2004, and included herein by reference.
6	Exhibit	Articles of Incorporation – 01.24.86 • Xerart Corporation
7	Exhibit	Articles of Amendment – 11.18.86
8	Exhibit	Articles of Amendment – 02.27.87
9	Exhibit	Articles of Amendment – 10.08.87 • Name Change Artagraph Reproduction Technology Incorporated
10	Exhibit	Articles of Amendment – 08.09.89 • To Articles of Amendment – 10.08.87
11	Exhibit	Articles of Amendment – 07.24.92 • Creation of Class “A” Preference Shares
12	Exhibit	Articles of Amendment – 09.01.92 • Class “A” Preference Shares
13	Exhibit	Articles Of Amendment – 09.08.92 • Fix Class “A” Preference Series 1 At 875,000 Shares And Conversion Rights To Common Shares
14	Exhibit	Articles Of Amendment – 07.14.98 • Name Change A.R.T. International Inc. • Consolidation Of Common Shares 250:1 • New Class “B” Preference Shares • New Class “A” Common Shares
15	Exhibit	Articles Of Amendment – 07.17.00 • Conversion Of Class “A” Preference Shares, Series 1 & 2
16	Exhibit	Articles Of Amendment – 05.26.03 • Name Change Art International Corporation • 100:1 Consolidation Of Common Shares • Conversion Right Of Class “C” Common To 100 Common Shares
17	Exhibit	Articles Of Amendment – 11.22.04 • Name Change Diamant Art Corporation • Deleting Class “A” Preference Shares • Deleting Class “B” Preference Shares
18	Exhibit	Distribution Agreement With Presidential Holdings, Dated March 8, 2005
19	Exhibit	Distribution Agreement With Victory Packaging, Dated March 1, 2005
20	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 24, 2004 • Canada
21	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 28, 2004 • United States
22	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated November 15, 2004 • Mexico
23	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated March 23, 2005 • Bahamas