Form 20-F
period 2006-11-30
DIAMANT ART CORP
filed 2007-05-29
CIK 810269

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

[X] For the fiscal year ended November 30, 2006

Commission file number 000-16008

DIAMANT ART CORPORATION
[formerly ART INTERNATIONAL CORPORATION]

  Ontario, Canada.       98-0082514

5-7100 Warden Avenue, Markham, Ontario, L3R 8B5 Canada (905) 477-0252

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class Name of each exchange on which Registered

– NONE –

_____________________________________________________________________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

_____________________________________________________________________________________

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

– NONE –

_____________________________________________________________________________________

(Title of Class)

As of November 30, 2006, the number of shares of Common Stock outstanding was 910,610,914.

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

Yes [X] / No

TABLE OF CONTENTS

			Page
PART I
Item	1	Identity of Directors, Senior Management and Advisors	4
Item	2	Offer Statistics and Expected Timetable	4
Item	3	Key Information	4
Item	4	Information on the Company	7
Item	5	Operating and Financial Review and Prospects	16
Item	6	Directors, Senior Management and Employees	26
Item	7	Major Shareholders and Related Party Transactions	29
Item	8	Financial Information	29
Item	9	The Offer and Listing	30
Item	10	Additional Information	31
Item	11	Qualitative and Quantitative Disclosures about Market Risk	37
Item	12	Description of Securities Other than Equity Securities	38
PART II
Item	13	Defaults, Dividends Arrearages and Delinquencies	39
Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	39
Item	15	Controls and Procedures	39
Item	16	[Reserved]	39
Item	16A	Audit Committee Financial Expert	40
Item	16B	Code of Ethics	40
Item	16C	Principal Accountant Fees and Services	40
Item	16D	Exemptions from the Listing Standards for Audit Committees	40
Item	16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	40
PART III
Item	17	Financial Statements	41
Item	18	Financial Statements	41
Item	19	Exhibits	42

EXPLANATORY NOTES

In this annual report, the terms the “Company”, “Corporation”, “we”, “our” or “us” mean Diamant ART Corporation, an Ontario corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.

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

Item 3. Key Information

A. Selected financial data.

The following presents selected financial data for the Company in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (“CDN-GAAP”). It should be read in conjunction with the separate financial statements of the Company and related notes included elsewhere herein, which were prepared under CDN-GAAP. This financial data should be compared to the Company’s Audited Financial Statements and the reconciliation of the financial information presented between CDN-GAAP and US-GAAP. The financial data as of November 30, 2006 and for the four previous fiscal years has been derived from financial statements of the Company that have been examined by independent chartered accountants in Canada.

Extracts from audited financial statements.	November 30	November 30	November 30	November 30	November 30

	2006	2005	2004	2003	2002
Summary of operations:
Sales	12,167	31,932	62,066	83,450	191,820
Cost of goods sold	289,339	261,432	209,353	218,956	327,566
Gross profit / (loss)	(277,172)	(229,500)	(147,288)	(135,506)	(135,746)
Depreciation and amortization	15,058	24,375	4,493	5,616	10,724
Selling, general and administrative expenses	227,448	223,218	211,813	274,829	312,734
Interest and finance expense	35,979	40,955	41,045	40,921	49,455
Operating loss	(555,657)	(518,048)	(404,638)	(456,872)	(508,659)
Foreign Exchange Gain (4)	10,238	19,175	75,761	165,546	9,380
Net loss	(545,419)	(498,873)	(328,877)	(291,326)	(499,279)
Net loss per common share (1)	(0.001)	(0.003)	(0.020)	(0.169)	(1.957)
Weighted ave. number common shares o/s (5)(6)	698,687,695	171,894,325	16,623,078	1,720,778	510,336
Summary of balance sheet data:
Current assets	108,695	181,774	53,904	76,580	129,290
Total assets	114,465	202,602	71,876	99,045	157,371
Current liabilities	1,190,881	1,205,599	1,334,000	1,472,792	1,560,792
Total liabilities	1,190,881	1,205,599	1,334,000	1,472,792	1,560,792
Share capital	12,940,719	12,468,719	11,710,719	11,270,218	10,949,218
Contributed surplus (7)	11,775,000	11,775,000	11,775,000	11,775,000	11,775,000
Accumulated deficit	(25,792,135)	(25,246,716)	(24,747,843)	(24,418,965)	(24,127,639)

Shareholders’ (Deficit) Equity	(1,076,416)	(1,002,997)	(1,262,124)	(1,373,747)	(1,403,421)
Under U.S. GAAP
Net loss	(555,657)	(518,048)	(404,638)	(456,872)	(508,659)
Net loss per common share	(0.001)	(0.003)	(0.024)	(0.266)	(0.997)
Share capital (2)	14,982,262	13,852,262	12,636,761	13,311,761	12,636,761
Accumulated deficit (2)	(27,833,678)	(27,288,259)	(26,789,386)	(26,460,508)	(26,169,182)
Comprehensive income – Cum exch.gain (4)	280,100	269,862	250,687	174,926	9,380
Shareholders’ (Deficit) Equity	(1,076,416)	(1,002,997)	(1,262,124)	(1,373,747)	(1,403,421)
Ave. annual exch.rates $1US = Canadian $ (3)	1.1341	1.2116	1.3015	1.4015	1.5704

(1)

As the Company is in a loss position, it does not reflect the fully diluted earnings per share, as the effect would be anti-dilutive.

(2)

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

(3)

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

Month	Dec	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov
	05	06	06	06	06	06	06	06	06	06	06	06
High	1.1646	1.1621	1.1521	1.1606	1.1476	1.1233	1.1180	1.1324	1.1221	1.1191	1.1317	1.1386
Low	1.1583	1.1536	1.1461	1.1545	1.1413	1.0990	1.1100	1.1251	1.1157	1.1131	1.1260	1.1337

The closing daily exchange rate for 1 United States dollar expressed in Canadian dollars for April 30, 2007 was 1.1343.

(4)

Under Canadian GAAP exchange gains or losses are charged against the operating income as a period gain or loss, whereas under U.S. GAAP they are reported as a cumulative net adjustment “comprehensive income” in the Statement of Shareholders’ Retained Earnings or Deficiency.

(5)

Effective May 2003, the shareholders of the Corporation voted unanimously to consolidate the common shares on the basis of 100:1; the prior years’ numbers have been adjusted to reflect this consolidation.

(6)

Effective October 29, 2004 the Corporation declared a 2-for-1 stock-dividend (which had the equivalent impact on the number of outstanding common shares as a 2:1 stock split); the prior years’ numbers have been adjusted to reflect this split.

(7)

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology.  Under U.S. GAAP, contributed surplus is called “additional paid in capital”.

(8)

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology.  Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse.  Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws.  As at November 30, 2006, 2005, 2004, 2003 and 2002, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

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

D. Risk factors.

1)

THERE IS SIGNIFICANT DOUBT THAT THE COMPANY IS A GOING CONCERN – As reported by our independent chartered accountants in the accompanying audited financial statements have been prepared on the basis of accounting principles applicable to a going concern, meaning that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  However, the use of generally accepted accounting principles that are applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption.  Given the accumulation of operating losses $25,792,135 and the deficiency of working capital, $1,082,186 at November 30, 2006 the Company’s ability to realize its assets and discharge its liabilities is dependent upon the attainment of profitable operations, the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company raising additional long-term financing either from its own resources or from third parties, and the continued cooperative support of its creditors. The financial statements do not reflect adjustments that might be necessary should profits not be attained, or should their be a failure of short term and long term efforts to raise capital, or should the cooperative support not be continued. See Note 1 to the audited consolidated financial statements “DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN” attached as Exhibit 3 hereto.

2)

THE SECURED NOTE HOLDERS OF THE COMPANY MAY NOT RENEW AND EXTEND REPAYMENT TERMS.  – The Company is in default under its extended repayment terms. In addition, one Note Holder commenced proceedings against the Company, in 1999 and 2000 in the State of New York and Province of Ontario, respectively. In both cases the Company had counter-claimed, and in both cases the plaintiff has filed for discontinuance without prejudice. We cannot be assured that the Note Holders will agree to further credit extensions, or that the Company would be able to pay them or in the case of further actions by the Note Holder(s) to enforce payment, that the Company could mount a successful defense. Currently, there is no formal supplementary agreement for credit extension or waiver of the Note Holders’ remedies under the security agreement between the Note Holders and the Company. The balance owed to note holders that is overdue is $739,843 at November 30, 2006.

3)

WE RELY UPON THE CONTINUING SUPPORT OF TRADE CREDITORS.  – There is no assurance that the trade creditors will continue to cooperate with the Company, which could jeopardize its future ability to obtain products and services and negatively impact operations in a material way. The overdue balance owed to trade creditors that is not current is $397,725 at November 30, 2006.

4)

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE SUCCESSFUL ITS NEW VENTURE IN THE PACKAGING BUSINESS – The Company, through its wholly owned subsidiary, Diamant Film Inc., acquired the exclusive distribution rights for certain  territories in North & Central America markets and Asia / Far Eastern markets for a clear stretch film food wrapping. Which product is trade marked and marketed under the brand name “DIAMANT™”. The Company is uniquely positioned because the DIAMANT™ Brand presents the food wrapping industry and markets with an alternative environmentally “healthy” product, which has no PVC, and that can be mass produced and competitively priced. Notwithstanding, our ability to succeed in the food packaging business is dependant on our ability to:

i)

Meet minimum purchase commitments for DIAMANT™ - increasing to 18,000,000 LBS annual minimum quantity by year five, ending June 2009. The Company is in default of its minimum purchase commitments to date, which it has been able to mitigate due to on-going requirements to modify Diamant film to meet North American mechanized packaging specifications.

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

During the year ended November 30, 2006, the Corporation achieved nominal sales of the DIAMANT™ product.

5)

IF WE ARE UNABLE TO PROCURE ON-GOING SUPPLIES OF FILM PACKAGING FROM OUR EUROPEAN SUPPLIERS, WE WILL FAIL TO COMMERCIALIZE OUR OPPORTUNITIES IN OUR FILM PACKAGING BUSINESSES – The Company is totally reliant on its European suppliers for Diamant film and Bio-degradable pallet wrap. In the first six months of Fiscal 2007, the Company has secured initial commercial orders for Diamant film and Bio-degradable pallet-wrap of approximately $250,000. In both cases the Company was required to prepay deposits to its suppliers, and the production and supply of materials was subject to constraints on production capacities by its suppliers. Failure by the Company to obtain consistent and timely supply form European sources to fill orders by its North American customers will jeopardize its future chances of success in its packaging businesses.

6)

IF WE ARE UNABLE TO ACHIEVE PROFITABILITY, WE WILL CONTINUE TO RELY ON EXTERNAL FINANCING – the Company operates at a loss. During the year ended November 30, 2006 the Company was able obtain external financing under Regulation “S” offerings, which totaled $472,000 (see “Note 6, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3).  In future, our inability to raise new capital or achieve profitability could have a material adverse effect on the ability of the Company to continue operations.

7)

CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND MAY HAVE INTERESTS THAT ARE DIFFERENT FROM THE COMMON SHAREHOLDERS. – The Company had 12,580,000 Class “C” Common shares issued and outstanding at November 30, 2006.  During fiscal 2005 holders of 3,670,000 Class “C” Common share converted to 367,000,000 common shares. Each Class “C” Common share entitles the holder to 100 votes.  Subsequent to the year-end, under Regulation “S” offerings, 16,000,000 Class “C” Common shares were issued for consideration totaling $160,000. Subsequent to the year end, holders of 8,380,000 Class “C” Common shares converted to 838,000,000 common  shares. The balance of un-converted Class “C” Common shares, which totals 20,200,000, represents 2,020,000,000 common shares on a fully diluted (converted) basis. Therefore the Class “C” Common shares have a total of 2,020,000,000 votes, which gives them control over the Board of Directors and operations of the Company. The Class “C” Common Shares are not publicly listed or traded.

8)

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

9)

FLUCTUATIONS IN CONVERSION RATE BETWEEN THE CANADIAN AND UNITED STATES DOLLARS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL RESULTS – The majority of Company’s revenues are exports and its invoicing is in United States dollars. The Company has experienced a strong Canadian dollar in relation to the US dollar during the current year, which negatively impacted gross margins. However, the Company benefited from the stronger Canadian dollar, during the last 5 years, as its total US liabilities as reported in Canadian dollars, have trended downward by approximately $150,000 – 200,000 because of unrealized exchange gains. However the reverse situation, of a weakening Canadian dollar would improve gross profit but result in more onerous US liabilities.

10)

OUR STOCK PRICE HAS BEEN VOLATILE. – The market price of our common stock has been volatile, for example between December 2005 and May 2007, the trading prices for our common shares varied between a high of $US0.0148 and a low of $US0.0005. Ignoring the month of December 2005, price fluctuations have been flatter – varying between  a high of US$0.0058 and $US0.0005; generally the trend of the Company’s common share prices has been downward. Fluctuations in trading price of our common stock may continue in response to a number of events and factors, which may adversely impact our ability to obtain further equity financing.

11)

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

The Corporation operates as Diamant Art Corporation, which name was adopted and approved, November 22, 2004, by shareholders through an amendment to the Articles of Incorporation of the Company (formerly ART International Corporation (from May 2003), ART International Inc. (from July 1998); hereinafter also referred to as “Company” or “Corporation” .)

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

Generally, over the last 10 years, the Company has been reliant on one or a few major customers. Prior to the past four fiscal years the Company’s major customer was Museum, a specialty retailer operating in the United States, whereby the Corporation’s sales revenues from that source had represented in the range of 40 - 60% of its total revenues.

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

The Company did not sell to the Museum Company during Fiscal 2006, and there is no expectation that the Corporation will resume sales to the Museum in the foreseeable future.

Diamant Film Inc. & Bio-Plastics Inc.  -- Operating in the food wrap and pallet wrap “flexible” packaging businesses respectively.

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

On 12 September, 2005 the Company formed a wholly owned subsidiary “Bio-Plastics Inc.” (Herein after also referred to as “BIO-PLASTICS”). BIO-PLASTICS was formed to develop and acquire new products and technologies in totally bio-degradable products, including the right(s) for manufacturing and distributing such products.

On September 30, 2005 BIO-PLASTICS executed a non-disclosure agreement with EPI Environment Products Inc. related to its “Totally Degradable Plastic Additive”.

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

In 2006 the FILM added Thailand by amendment to the July 14, 2004 Agreement.

During fiscal 2006 the Company’s exclusive rights in the South Korean, Thailand and the Territory of The Peoples Republic of China were allowed to lapse, owing to the limited success in developing these markets. Despite earlier expectations these markets proved less interested in the non-PVC cling film.

In the first six months of fiscal 2007, the Company received its first commercial orders for DIAMANT film and Bio-degradable pallet wrap of approximately $250,000.

Summary Table

The following table shows comparatives of gross revenues between the two business segments of the Corporation.

Business Segment	2006	2005	2004

Geographic Operations
One Corporate Offices & Warehouse	Ontario, Canada
Revenues
Artagraph	9,803	31,932	62,086
DIAMANT (1)	2,364	-	-
BIO-PLASTICS (1)	-	-	-
% Ownership - Subsidiary
FILM -- Year End Nov. 30	100%	100%	-
BIO-PLASTICS -- Year End Nov. 30	100%	100%	-

(1) Subsequent to the year end the Company recorded $US54,948 sales revenues of Diamant Film product; and, $US168,829 sales revenues from its bio-degradable pallet wrap product. At this time, the Company cannot forecast sales for Fiscal 2006, due to start-up variables, including limited access to working capital and its reliance on European sources to manufacture and deliver such orders on a timely basis. Although the Company believes it has developed two promising prospective customers that have significant national sales and distribution in the United States, its above noted sales are characterized as exploratory commercial orders by those customers.

Information concerning the principal expenditures and financing

The Company continued to face severe liquidity problems during fiscal 2006, which was due to ongoing losses and falling revenues in its Artagraph business, combined with the start-up losses of FILM and BIO-PLASTICS. The ongoing business viability of the Company is in serious jeopardy, while the Company continued to rely on its creditors for ongoing support.

During fiscal 2006 the Company financed general-operational cash flow short falls and the cash requirements for launching, testing and pre-marketing of its new packaging business from external sources of approximately $472,000 (see “Note 6, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3) (2005 -$758,000).  These funds were raised through advances related to Regulation “S” offerings.

During fiscal 2006, the Company completed three Regulation “S” offerings. On December 19, 2005 the Company closed a Regulation “S” offering, under which the Company had sold 5,000,000 restricted shares of Class “C” common stock.  The consideration received by the Company for the sale of the shares was a total of $500,000 (or $0.10 per Class “C” common share). On February 23, 2006 the Company closed a second Regulation “S” offering, under which the Company had sold 3,000,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $300,000 (or $0.10 per Class “C” common share).  On November 30, 2006 the Company closed a third Regulation “S” offering, under which the Company had sold 8,250,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $330,000 (or $0.04 per Class “C” common share).

Subsequent to the year end, on March 29 2007, the company closed a Regulation “S” offering, under which the Company had sold 16,000,000 million Class “C” common shares. The consideration received for these shares was a total of $160,000(or $0.01 per Class “C” common share).

The Class “C” common shares are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation “S” hold period, common shares per one (1) Class “C” common share.

During the year ended November 30 2006, holders of 3,670,000 Class “C” common shares converted to 367,000,000 common shares. And subsequent to the year end, November 30 2006, holders of 8,380,000 converted to 838,000,000 common shares.

Approximately, $300,000 of cash has been raised in advance subscriptions subsequent to the year-end and utilized to fund ongoing general working capital requirements of  $150,000 and the balance to finance purchases of packaging materials from the Company’s European sources for Diamant and bio-degradable flexible packaging businesses.

There were capital expenditures of $27,000, for the year ended November 30, 2005 (2004 - $NIL) relating to development of a commercial website. In addition, the Corporation contracted outsourcing relationships (such as the ASTRON agreement) in order to smooth cash expenditure and match them to future revenues, which are anticipated from the food packaging business. By out-sourcing to ASTRON, FILM and the Company avoided capital expenditures of approximately $50-70,000.

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

If the Company successfully negotiates manufacturing rights, it may plan to set-up production for DIAMANT™ film in the United States. Each production line would cost approximately $3 million. This would necessitate significant additional financing for start-up capital, which the Company might not successfully accomplish.

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

During Fiscal 2006, the Artagraph division and product line was the major source of the declining sales revenue for the Corporation.

The majority of the Company’s sales represent exports, principally to the United States. The following table shows the Company’s sales to its principal geographic markets for the last four fiscal years.

	Year Ended Nov 30
	2006	2005	2004	2003

Canada	4,489	6,625	19,225	20,233
United States	5,314	25,307	42,841	63,217

			62,066	83,450

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

In the past, the Company has tried to use foreign distributors.  Due to the Company’s lack of financial resources these distributors had to provide their own point-of-sale materials, framing products and other promotional materials to their businesses. Consequently, all these agreements were on a best efforts basis and, like all the Company’s distributor agreements; there has been no assurance of future revenues or profits from the efforts of any of these distributors.

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

The process for manufacturing Artagraph® Editions was patented in Canada and the United States. An application for improvements to the Artagraph® replication process resulted in the issuance of a new United States patent in November 1990, which patent would have expired in 2008. Currently, the Company is delinquent in paying its periodic patent fees and there no likelihood that the Company could reinstate its patents. Consequently the Company’s enjoyment of patent protection is lost, which could have negative consequences for the Company’ ability to raise capital.

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

The Company prints and inventories quantities of individual images from 500 to 1,000 units to achieve economical print costs. Printed lithos also have an indefinite shelf life and are sold through variety programs over a number of years. Printer lithos are stored pending orders from customers then completed through the texturing, stretching and framing phases to ship on a just-in-time basis. Framing and printing are out sourced to other third parties, and there are many alternative suppliers available for both in the general locality of the Company’s production facility.

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

DIAMANT™ Film Subsidiary

In the future, the Company intends to manufacture a non-PVC (poly vinyl chloride) food packaging stretch film, under license from PLASTICS and under the trade name DIAMANT™. The owner and inventor of DIAMANT™ film, a Swiss-based company, first achieved commercial status in 2001 after an extensive, 10-year development on resin formulations and equipment design. The major difference between the commercial markets in Europe versus the markets in North America is the mass production aspects typical of the North American industry. Consumers in the North American market prefer to purchase their food groceries in greater bulk than their European counterparts who purchase their food groceries on an almost daily basis. Acceptance by the North American mass-produced food packagers was dependant on modifying the resin formula to allow automated mass packaging. Since April 2004, the Company, with the aid of the Swiss corporation, has largely achieved this initial transfer of technology to the North American markets and accommodating its market-characteristics.

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

Despite significant marketing efforts by the Company, achieving commercial sales has proved frustratingly challenging. In part the Company believes this is due to the industry’s maturity and inertia; changing brands involves significant investment of resources. Progress is happening very slowly. Some customers’ mechanized wrapping systems require extensive testing; and in some instances the physical characteristics of the film need minor adjustments. These have to be done in Switzerland.  Contribution from the two exclusive distributors in North America, PRESIDENTIAL and VICTORY has proved disappointing. The first anniversaries (March 2006) of the distribution contracts with the two distributors have past without any sales. Consequently, Company has taken more active role approaching prospective customers. The Company believed that there were excellent prospects for an initial sale break-through with producers and retailers of natural and organic foods. This niche was where the Company focused its efforts during 2006.

Ultimately, the Company’s lack of capital frustrated its success. One prospective organic retail-customer, with national distribution through North America, was sufficiently impressed by the absence of PVC in the DIAMANT film to explore its other chemical characteristics. It required the Company to finance a number of laboratory tests to determine the level of other chemical components present in its film. The tests, which had to repeated several times due to contamination issues, proved somewhat inconclusive as they offered no finite proof that other undesired chemical levels were present or not, in less or greater levels than generally experience in other plastic-based film wrap. In part, the Company’s Swiss supplier was reluctant to divulge its formulae or pay for the production of samples to conclusively isolate and then eliminate certain undesired trace chemicals. The venture was eventually suspended as estimates of developmental costs to lead to a successful solution were projected by the laboratory in excess of $US100,000, which the Company would have had to carry 100% of the financial costs and uncertainty risks. The prospective customer would not provide a conditional guarantee of purchase orders in advance of a successful outcome.

During 2006 the Company unsuccessfully test-marketed DIAMANT films to consumers through a web-based distribution channel. The Company had no capital at its disposal to actively promote this channel and the Company faced logistical challenge of collecting federal ID numbers, required under food packaging regulations, from prospective customers. Consequently, this sales channel yielded very disappointing sales levels.

By the end of Fiscal 2006 the Company had failed to parlay its investment in DIAMANT film into commercial success. As a result the Company has written-down its inventories of DIAMANT film by 50%. Since the year-end the Company did secure purchase orders of DIAMANT film product, however 80% of theses orders contained a minor reformulation and consequently had to be ordered directly from the Swiss supplier.

BIO-PLASTICS.

Was formed to explore and develop opportunities in Bio-degradable products.  On September 30, 2005 BIO-PLASTICS executed a non-disclosure agreement with EPI Environment Products Inc. EPI licenses its “Bio-degradable Plastic Additive” technology (“EPI technology”) to approved manufactures of plastic products.  During October 2005, preliminary discussions were held at the corporation’s head office in Markham, Ontario including representative from the Swiss corporation that manufactures the DIAMANT™ film product; the Swiss corporation and FILM have had preliminary discussion to jointly develop bio-degradable cling film.

During 2006, through cooperative efforts with its contacts in the industry, the Company negotiated a limited exclusive arrangement, to market any products developed by an Italian corporation, including products with EPI technology, within North America. Following the year end, the Company secured an initial purchase order from Sigma Supply to purchase bio-degradable pallet wrap film that was manufactured by the Italian corporation.

Sigma Supply is a national distributor of packaging equipment and supplies.  It supplies pallet-wrap stretch film to major distributors and retailers in North America.

The Company anticipates additional orders from Sigma Supply, and subject to a successful introduction by Sigma to its customers of the bio-degradable pallet wrap, BIO-PLASTICS has a first right to negotiate an exclusive long-term distribution agreement for the North American market for the Italian corporation’s product line

All manufactured sources of the Companies plastic food and pallet wrap packaging are directly impacted by world oil prices that effect base-costs of polystyrene and polyethylene raw materials. In addition, the purchase pricing is sensitive to currency fluctuations between the Canadian and United States dollars and Swiss Francs and Euro currencies. Currently the Company is effectively purchasing its product based on spot prices in both oil and currency markets. Pricing has been volatile. From January to April 2007 the purchase price for the pallet wrap product spiked by approximately 20%. In the short term, the Company can only lock into fixed purchase prices for a maximum of six months, and that is dependent on its ability to forecast in terms of timing and quantities. Based on its current ad hoc purchasing methodology the Company is at risk to losses arising from supply prices driven by adverse oil and currency volatility. If however the Company becomes satisfied there is a sustainable commercial market in North America for its stretch film packaging, the Company will be in a position to plan its purchasing cycles including the acquisition of applicable hedging instruments to minimize its exposure to the aforementioned risks posed by volatile markets.

C. Organizational structure.

Currently the Company has two wholly-owned subsidiaries, Diamant Film Inc and Bio-Plastics Inc.

D. Property, plants and equipment.

The Company’s executive offices, Artagraph production facility and gallery are located at 7100 Warden Avenue, Markham, Ontario, Canada L3R 8B5, occupying 12,000 square feet of space leased through January 31, 2009. The lease provides for a fixed annual net rental of $84,107, 88,024, and 14,585 (partial only) for fiscal 2007,  2008 and 2009 respectively, excluding it’s pro rata share of taxes, insurance, building maintenance and occupancy costs (“TMI”). The gross rental cost including an estimate for TMI is approximately $130,000 per annum.

The Company believes its leased facilities are in good operating condition and adequate for its present requirements.

Currently, the Company has three sets of equipment available for the production of Artagraphs®. This equipment has an annual capacity of approximately 60,000 to 75,000 units. In the Company’s most prolific years the maximum through put was approximately 20,000 units. In the last couple of years the production has dwindled down to less than 200 units. The three sets of equipment were acquired from a supplier in the UK, and are customized hydraulic press-machines typical of the lamination industry. The customization incorporates a cooling cycle between each heating cycle. Local service operators readily maintain the machines and spare parts are also attainable in the local vicinity.  To bring the three machines to fully maintained running order, the Company would have to spend approximately $35,000 for parts, particularly on new cooling equipment, and to a lesser extent on cost of out-sourced servicing on its hydraulic presses.

There are no plans to acquire additional Artagraph-machines as the Company operates well within current expectations of capacity.

The Company has no formal plan to provide new facilities for the packaging businesses. In the event the Company successfully negotiated exclusive manufacturing rights for North America, thereafter it would have approximately nine to twelve months to implement manufacturing operations in the United States. The Company believes current capacity requirements for customers and business partners can be sufficiently handled through imports from Switzerland and or Italy in the foreseeable future.

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

A. Operating results.

(i) Accounting policies critical to the reported financial results

Going Concern – as reported in the Company’s “Notes to the Consolidated Financial Statements – November 30 ,2006” the financial statements of the Company have been prepared on a going concern basis that contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, as reported in the Company’s financial statements, and the differences could be material.

Inventories

Artagraph – Fine art reproductions

In the past, the Corporation has reported significant inventory levels on its balance sheets of several $100,000’s. The reported value of inventory in the balance sheet for November 30, 2006 is $NIL, which is consistent with its reporting on fiscal 2005, for the reason that the on-hand inventory has been written off, because of very low to zero sales experienced by the Company for virtually all its images.

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

Inventory of DIAMANT stretch film –food packaging and advent of Bio-degradable flexible packaging.  During the start-up phase the Company secured an inventory of DIAMANT products, in an endeavour to minimize delivery lead times. The Company had anticipated certain requirements to supply product samples and initial orders of DIAMANT film.

Additionally, mechanized food wrapping lines operated by food packers have varying configurations of packaging equipment and operating characteristics. Consequently, when the Company acquired its initial commercial orders subsequent to the year-end, the DIAMANT film for one meat packer had to be modified to conform to that customer’s operation specifications, and the modified DIAMANT film had to be ordered from the Swiss manufacturer.

The new formulation will likely operate on a wider variety of mechanized production lines and will definitely be suitable to all known hand-wrap applications. This will help the Company minimize its future investment in inventory of DIAMANT film, with different characteristics, and hence reduce the future likelihood of valuation adjustments to its carried inventory

With the advent of the Company’s new Bio-degradable flexible packaging, the Company faces additional challenges in the management of inventory products with finite shelf life characteristics. Management anticipates that future inventories of DIAMANT and Bio-degradable packaging will involve significant judgement by management in the application of its applicable valuation policies.

Further, the Company’s reliance on European manufactures and the inherent currency risks associated with purchasing and selling its products in a variety of currencies, the susceptibility of these products to oil-price volatility will necessitate utilizing hedging techniques to reduce exposure and risk to losses, which will likely entail significant judgement by management in forecasting and valuation techniques.

(ii) Operating Results

Year ended November 30, 2006, compared with year ended November 30, 2005

General & Summary

Financial results in fiscal 2006 were similar to fiscal 2005 levels. Notwithstanding the similarity of overall results comparing fiscal years 2006 and 2005, there were some significant differences in reported financial results that partly off-set each other.

Like the prior year, the Company’s main source of revenues in fiscal 2006 was its declining sales of Artagraph reproductions.  The Company’s launch of an on-line sales channel for DIAMANT film was unsuccessful and only generated $2,400 of sales revenues.  Consolidated sales revenues fell in fiscal 2006, compared to fiscal 2005, by approximately $20,000.

COGS increased in fiscal 2006 by a margin of $28,000 over the previous fiscal year that mainly resulted from the difference in inventory valuation losses comparing year over year. In 2006, the Company recorded a loss allowance on its DIAMANT product line of $70,000; whereas in fiscal 2005 the Company had reported a write-off on its Artagraph inventory of $35,000.

Therefore the decline in sales revenues combined with the increase inventory valuation losses negatively impacted the gross loss, which increased by $48,000.

In fiscal 2006, marginal increases in selling, general and administration expenses were offset by similar decreases in amounts of other expenses. Within sales general and administration expenses, a significant decrease in spending in the DIAMANT division in consulting fees, travel and entertainment, and a decrease in corporate spending on investor relations activities, in fiscal 2006 over fiscal 2005 was directly off-set by the onetime gain in fiscal 2005 resulting from adjustments to accrued capital tax expenses.

The increase in gross loss was directly transferred to the increase in net losses, from $498,873 (2005) to $545,419 in fiscal 2006.

The loss per share improve from $0.003 in fiscal 2005 to $0.001 in fiscal 2006, however this was solely due to the increase in the weighted average number of common shares that increase from 171,894,325 to 689,687,695 year over year.

Cash used in operations was $461,257 (2005 – 720,493) that was finance through Regulation “S” offerings of $472,000 (2005 – 758,000).

Sales revenues

Artagraph – Fine art reproductions

In 2006, the majority of the limited sales revenues were attributable to the Artagraph product line. In fiscal 2005 all sales revenues were from the Artagraph line.

	2006	%	2005	%	2004	%
Total Sales revenues	9,803	100%	$31,932	100%	$ 62,066	100%
Sales to top ranked Customer	2,900	30%	$12,420	39%	$ 16,950	27%

Sales revenues fell 62% from fiscal 2005 levels. Future sales of Artagraphs will likely decline as inventories of finished goods are depleted. Until the Company can allocated approximately $20,000 – 35,000 from its limited cash flows to purchase new cooling equipment and perform maintenance on its production line it cannot manufacture additional finished goods.

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

Flexible Packaging - DIAMANT – non-PVC stretch food wrap, & Bio-degradable – pallet wrap.

The Company sold $2,364 of DIAMANT product in fiscal 2006. All sales were made through its on-line sales channel that was launch during 2006. The disappointing sales results through this channel are attributable to the complete lack of capital available to promote the product line and website-portal to potential customers.

The DIAMANT film is sold to mechanized food packers in 5,000ft rolls in a variety of widths from 12 through 24 inches. The hand wrap DIAMANT film is sold in 2,000ft rolls in 12 and 18 inch widths. In addition there are a number of different gauges offered in the 5000ft rolls. Prices have varied depending largely on what the market can bare.  Sales prices for 5000ft rolls range from $50 upward to $75. Sales prices in the hand wrap rolls vary from a low of $18 through to a maximum of $28 per roll.

During fiscal 2005 the Company awarded two exclusive “Distribution Agreements” to U.S. based distributors, PRESIDENTIAL and VICTORY, however neither distributor has been able to generate orders to date.  Under the Distribution Agreements the distributor must purchase minimum quantities of DIAMANT™ film to retain exclusivity rights. Accordingly, following the failure of either distributor to sell any DIAMANT product through 2007, the Company has exercised its right to negotiate with other food distributors, wholesalers or retailers in U.S. markets. Although the Company is pursuing several opportunities, there can be no guarantee that the Company will successful launch its sales of DIAMANT™ film.

There were no sales of bio-degradable flexible packaging during fiscal 2006. Towards the latter part of fiscal 2005 the Company received enquires about a Bio-degradable pallet wrap product.

Subsequent to the year end the Company secured an order for approximately 22,000,000ft of pallet wrap. The order was from Sigma Supply Inc. In addition, the Company received its first commercial orders for its DIAMANT film. The Company sold approximately 500 rolls of DIAMANT hand wrap film from its inventory. A second order, of 5000ft rolls, from another customer in the meat packing business had to be ordered from the Swiss corporation as the film characteristics required modification. In total, these three orders were approximately $250.000 of sales revenues.

Gross Loss

In fiscal 2006 the principal reason for the gross loss was that fixed overheads, mainly occupancy costs including rent of $125,000 and plant salaries and benefits of $86,000, exceeded total sales revenues by several multiples.

Gross margin on Artagraph product in 2006 is artificially high as the underlying carried cost of finished goods, not including frames that are only purchased for confirmed orders, was written off in 2005. Generally, gross margins have been declining as sales revenues are mainly in US dollars, and US sales prices have not been changed in five years or more, so the strengthening Canadian dollar has reduced margin by 50%.  Other than frames that are ordered on a just in time basis to fill confirmed orders, the principal components purchased by the company are printing services, PVC and canvas. These principal products and services have not been purchased for several years; the Company has completed all orders from on-hand raw materials and work in process inventories. Current pricing for new supplies of raw materials and printing are likely to have increased; PVC is an oil-based product. The likelihood is that the gross margin, which exceeded 60% and that was enjoyed by the Company in the past, is not attainable in the future.

Gross margins on the flexible packaging have varied because the Company has attempted to price close to its competition and has had to purchase supplies from European sources on an ad hoc basis. Management have not been able to forecast sales and COGS has been negatively impacted by rising oil prices and a weakening US dollar against other major currencies. The Company’s expectation is that gross margins will likely range around 15% although this will improve if the product is manufactured in North America.

Subsequent to the year end, in an effort to conserve cash flow, the Company has implemented a temporary lay-off of the production employees. Under Canadian labour, employment insurance regulations, the Company can temporarily lay-off “qualifying” employees for a maximum of 35 weeks in a 52 week period, provided the Company continues to cover the Company portion of group insurance premiums. The employees are covered under the employment insurance on an expedited basis. The Company is conserving approximately $5 – 6,000 of wages on a monthly basis.

Selling, General & Administration Expenses

During fiscal 2006 selling, general and administration expenses declined compared to fiscal 2005 in several areas, particularly discretionary expenses. Thus a year over year comparison or these expenses highlights that investor relation, travel meals and entertainment, and consulting expenses declined by approximately $135,000 in fiscal 2006 versus fiscal 2005.

Offsetting these higher operating expenses in fiscal 2005 over fiscal 2006 was a one-time gain, in fiscal 2005, resulting from the write-off of capital tax liability of $134,983. In December 2005, the Company filed delinquent provincial corporate tax returns from the years 1994 through 2004. In the past the Company had accrued for the estimated capital tax, late filing penalties and interest based on its reported financial results for accounting purposes. At November 30, 2004 the total accrual for capital taxes, penalties and interest recorded by the Company was $140,000. When completing the actual corporate tax returns the Company elected to accelerate certain write-offs for tax purposes and the actual liability for capital taxes was only $5,017. In turn the significantly lower base of capital tax liability resulted in appreciably lower interest expenses and no penalty costs.

Other Income and Expenses

Other income and expenses declined $5,000 in fiscal 2006 over 2005. A decrease in exchange gains of $10,000 was more than offset by decreases in loan interest of $5,000 and a decrease in depreciation expense  of $10,000.  The loan interest is the interest on the 10% Notes which is a fixed rate of interest expressed in US dollars, but the stronger Canadian dollar reduced the reported Canadian equivalent expense.

Differences between Canadian and U.S. GAAP

The consolidated financial statements of the Company for the years ended November 30, 2006, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”).  In the following respects, generally accepted accounting principles as applied in the United States (“U.S. GAAP”) differ from those applied in Canada.

The significant adjustments which are described below would be required in a consolidated financial statement to comply with U.S. GAAP.

a) In prior years, issue costs of the shares following Canadian GAAP were treated as a reduction of capital.  These principles differ from U.S. GAAP following SFAS7, which states that the share issue costs can be treated as an expense in the period.

a) For the last three years, there have been foreign exchange gains which following Canadian GAAP are treated as a recovery of expenses in the period it is incurred.  Following U.S. GAAP, the foreign exchange gain (loss) would be recorded through comprehensive income in the equity section.

The effect of such differences on the Company’s balance sheet and statement of loss would be as follows:

	2006	2005	2004

a) Capital stock – Canadian GAAP	12,940,719	$11,810,719	$10,595,218
Share issue cost	2,041,543	2,041,543	2,041,543

Capital stock – U.S. GAAP	14,982,262	$13,852,262	$12,636,761

b) Accumulated deficit – Canadian GAAP	(25,792,136)	$25,246,716	$24,747,843
Share issue cost	2,041,543	2,041,543	2,041,543

Accumulated deficit – U.S. GAAP	(27,833,679)	$27,288,259	$26,789,386

c) Comprehensive income – U.S. GAAP	269,862	250,687	174,926
Comprehensive income – Canadian GAAP	-	$ -	$ -
Foreign exchange gain	10,238	19,175	75,761

Comprehensive income – U.S. GAAP	280,100	$ 269,862	$ 250,687

Statement of Loss	2006	2005	2004

Net loss – Canadian GAAP	(545,419)	$498,873	$328,877
Foreign exchange gain	10,238	19,175	75,761

Net loss – U.S. GAAP	(555,657)	$518,048	$404,638

Net loss per share – U.S. GAAP	(0.001)	($ 0.003)	($ 0.024)

Accounting For Future (Deferred) Income Taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology.  Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse.  Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws.  As at November 30, 2006, 2005 and 2004, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

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

Operating cash flow shortfall for the year ended November 30, 2005 was $720,493 which was financed through Regulation “S” offerings; during the year the Company received advanced share subscriptions totalling $758,000 (see “Note 6, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3) relating to the Company’s Regulation “S” offerings.

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

B. Liquidity and capital resources.

Year ended November 30, 2006, compared with year ended November 30, 2005

As noted in the auditors report attached with the consolidated financial statements of the Company, as at November 30, 2006 and described in the Notes to the Consolidated Financial Statements, Note 1. “Going Concern”:

The Company has incurred several years of losses and, during 2006, utilized $461,257 (2005 - $720,493) of cash in operations. At November 30, 2006, the Company reported a deficit of $25,792,136 (2005 - 25,246,716) and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from other third parties, and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in the Companies Consolidated Financial Statements for the year ended November 30, 2006, could be material.

The Company can provide no assurance that it will be able to obtain additional working capital from the sale of its equity, or borrow funds from traditional lending sources or from any person who has advanced, or may be interested in advancing funds to the Company. If the Company is able to raise additional funds from the sale of its equity, substantial dilution to the interests and voting rights of current equity holders may occur. If the Company is unable to substantially increase sales from the level experienced in 2006, or obtain additional working capital from loans or from the sale of its equity, this could have a material adverse effect on the ability of the Company to continue its operations. In this event, we may have to re-evaluate all aspects of our business.

The outstanding common shares at November 30, 2006 was 910,610,914 (2005 – 543,610,914); and, the outstanding Class “C” common shares at November 30, 2006 was 12,580,000 (2005 – NIL). Subsequent to the year end the Company issued 16,000,000 Class “C” common shares. Each Class “C” common share can convert 100 common shares. Therefore on a fully diluted basis the number of outstanding common shares is 3,768,610, 914.

On December 19, 2005 the Company closed a Regulation “S” offering, under which the Company had sold 5,000,000 restricted shares of Class “C” common stock.  The consideration received by the Company for the sale of the shares was a total of $500,000.

On February 23, 2006 the Company closed a second Regulation “S” offering, under which the Company had sold 3,000,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $300,000.

On November 30, 2006 the Company closed a third Regulation “S” offering, under which the Company had sold 8,250,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $330,000.

Subsequent to the year end, on March 29 2007, the company closed a Regulation “S” offering, under which the Company had sold 16,000,000 million Class “C” common shares. The consideration received for these shares was a total of $160,000.

During the period ending November 30, 2006, shareholders of 3,670,000 Class “C” common shares converted their holdings into 367,000,000 common shares.

During the succeeding period through May 15, 2007, shareholders of 8,380,000 Class “C” common shares converted their holdings into 838,000,000 common shares.

The Company accumulates advances of share subscriptions received under its Regulation “S” offerings until the subject offerings are closed.  Under the subscription agreement terms, cash proceeds received are not subject to escrow pending receipt of any minimum proceeds.  All cash received by the Company is immediately available for use by the Company.  Any subscriptions advanced to the Company are reported as advance share subscriptions until such time as the Company closes off subscriptions and issues the shares.

During fiscal 2006 cash advances of share subscriptions totaled $472,000 that was utilized for general working capital purposes. Subsequent to the year end the Company has received approximately $300,000 of advanced share subscriptions, of which approximately half was used to purchase DIAMANT cling film and Bio-degradable stretch-film packaging from its European sources to fill sales orders from United States customers.

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

During the year ended November 30, 2005, FILM purchased inventory for samples and in anticipation of initial commercial orders from its customers. Total purchases were approximately $140,000 including $118,600 of purchased DIAMANT™ film, and third party costs for repackaging, storage and distribution, and packaging materials of $21,400. At November 30 2005 FILM reported inventory at cost of $ 134,000; the balance of purchased inventories of $6,000 was charged as a period expense to samples.

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

D. Trend information.

Artagraph – Art Reproduction Market

The Company's future success in the marketplace will depend upon raising additional capital, creating greater awareness of its products through advertising, participation at trade shows, as well as updating and expanding its library of images and providing new point-of-sale materials. Owing to the Company's inability to finance new initiatives, or to actively participate in trade shows, or to hire dedicated sales personnel to sell to its markets, the Company continues to achieve limited success in developing new opportunities, with new or existing customers and markets.

Management believes that a minimum level of capital of $US 500,000 to 750,000 and lead-time of three to six months would be required to rollout an initial market strategy. Including capital to acquire new images, print a catalogue, attend trade shows, and hire marketing and sales staff

Recent trends in the ART Market include new reproduction processes that minimize capital investment in inventory and equipment such as the giclee reproduction process. In addition, limited edition art is trending to smaller edition sizes to address consumer demand for value.  Publishers of fine art are primarily cost driven, and emphasis is placed on quality and originality from reproduction methods.  There is anticipation of growth in single or artists-publishers cooperatives, due to the affordability and “user-friendly” high-end digital wide-carriage printers. Market will remain highly fractionized because nationals and small scale shops can both compete effectively and thrive in a business with multi-medium reproduction methods and finishes.

DIAMANT™ FILM – BIO-PLASTICS  Packaging Stretch Film Packaging.

Owing to the recent entry  and start-up of the Company in the Food Packaging business in North American Markets, and because the Company is offering an alternative non-PVC stretch film, the Company can not provide meaningful analysis on the  impact of trends.

The Freedonia Group Incorporated, a leading international industry study database company provided a report covering the “PVC Food Packaging Film” industry in the US. The report concluded that demand for PVC film in food packaging uses will grow two percent annually; also projected that PVC film demand would total 465 million pounds by 2009.

The U.S. packaging market is currently the largest and most stable market for packaging products globally, and is expected to experience growth of 3% annually. The market is generally unaffected by economic cycles and grows through product innovation and expansion into geographic markets.

The market also produces a considerable amount of refuse. Because we as consumers use so much packaging for our food and drink, manufacturers of packaging and its contents are conscious of the impact it can have on the environment. Using “sustainable” components, in whole or part, for packaging has become a real opportunity for manufacturers to showcase their awareness of environmental issues, and win points with consumers who are concerned with the impact packaging has on the ecosystem.

US demand for flexible bulk packaging will decelerate to 3.4 per cent per year, according to a forecast by Freedonia, a market researcher.

The predicted growth will create a $US7bn market in the US, with a demand for 6.2bn lbs of raw materials. About 60 per cent of the raw material demand will be for plastic, Freedonia forecasts.

However growth will decelerate from the rate achieved in the five years to 2004 as price increases due to raw material costs level off.

Meanwhile Freedonia forecasts the fastest growth will be in the film wrap and flexible intermediate bulk containers (“FIBCs”) market. Demand for plastic shipping sacks and plastic strapping will outpace the industry average, with expansion coming at the expense of paper and steel packaging producers.

Plastic shipping sack demand will be driven by the agricultural and horticultural market. Film wrap, which accounted for 30 per cent of total flexible bulk packaging demand in 2004, will remain a growth segment of the industry.

The gains will be supported by heightened manufacturing activity as well as the growing requirements for the bundling and protection of goods during warehousing and distribution, Freedonia forecasts.

Demand will also be influenced by retail trends, particularly the popularity of home centers, club stores and other mass retailers. FIBC demand is expected to expand 5.6 per cent annually through 2009. Growth in that market will be supported by increased manufacturing activity.

E.    Off-balance sheet arrangements.

None.

F.    Tabular disclosure of contractual obligations.

Under a long-term lease expiring January 31, 2009, the Company is obligated for minimum future lease payments, net of   occupancy costs, for office, showroom and factory premises as follows:

FISCAL YEAR ENDING	AMOUNT
2007	84,107
2008	88,024
2009	14,585

The gross rent paid in fiscal 2006 was $124,455 [2005 - $124,024]; [2004 - $120,608].

Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-Term Debt(1) - Principle - Interest	$ 360,395 $ 379,448	$ 360,395 $ 379,448	-	-	-
Capital Lease	-	-	-	-	-
Operating Lease	$ 186,716	$ 84,107	$ 102,609	-	-
Other Long-term Liabilities	-	-	-	-	-

Total	$ 926,559	$ 823,950	$ 102,609

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

      (In Canadian Dollars)

	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation ($)
Simon Meredith President(1)	2006 2005 2004	-- -- --	-- -- --	39,000 39,000 39,000	-- -- --	-- -- --	-- -- --
Michel van Herreweghe, Chairman	2006 2005 2004	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --
Roger Kirby, Director	2006 2005 2004	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --
Stefan Gudmundsson, President Diamant Film Inc., Director(2)	2006 2005 2004	-- -- --	-- -- --	-- 60,000 40,000	-- -- --	-- -- --	-- -- --

(1)

Represents the fees paid in Canadian dollars to a consulting company owned by Mr. Meredith (See “Consulting Agreements”). Under the terms of the month to month contract, Mr. Meredith provides management services to the Company for up to 100 hours per month as President and Chief Operating Officer.

(2)

Represents the fees paid in Canadian dollars to a consulting company owned by Mr. Gudmundsson (See “Consulting Agreements”). The Company’s wholly-owned subsidiary, Diamant Film Inc., has a month-to-month agreement with Technopac 2000 Inc. Under the terms of the agreement, the President provides marketing services. Approved out-of-pocket costs incurred by the President, relating to travel and marketing, are reimbursed by the subsidiary.

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

Consulting Agreement – The Company has a month-to-month arrangement with its President. Under the terms of the contract, Mr. Meredith provides management services to the Company for up to 100 hours per month as President and Chief Operating Officer.

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

D. Employees.

We believe that the Company has satisfactory relations with our employees.

Category	2006 Total	2006 ART	2006 FILM	2005	2004	2003
Management	3	2	1	3	3	2
Administration / Sales	2	1	1	2	2	1
Manufacturing	3	2	1	3	3	2
Part Time	1	1	0	1	1	1
Totals	9	6	3	9	9	6

The Corporation has no unionized employees. Several employees have worked for the Corporation between 10 and 15 years.

Subsequent to the year end, in an effort to conserve cash flow, the Company has implemented a temporary lay-off of the production employees. Under Canadian labour, employment insurance regulations, the Company can temporarily lay-off “qualifying” employees for a maximum of 35 weeks in a 52 week period, provided the Company continues to cover the Company portion of group insurance premiums. The employees are covered under the employment insurance on an expedited basis.

E. Share ownership.

The following table shows, as of May 31, 2005, the number of shares of our common stock beneficially owned by each director, any shareholder beneficially owning 5% [Nil] of the outstanding shares of our common stock, and all directors and executive officers as a group.

Name	Aggregate number Common Shares Beneficially Owned	Percentage of Outstanding Common Stock (1)
Simon Meredith President	4,000	Neg %
Michel van Herreweghe Chairman	7,200	Neg %
Stefan Gudmundsson President, FILM	0	0%
Roger Kirby Director	200	Neg %
Directors & Officers As a group (3)	11,400	Neg %

(1)

Based on the number of shares outstanding Nov 30, 2006.

(2)

Percentage of shares beneficially owned does not exceed one percent of the outstanding shares of the common stock of the Company.

At the November 19, 2004, Annual, General and Special Meeting of Shareholders, a Stock Option Plan (the “Plan”) was approved by the Shareholders. The Plan was designed to provide an added incentive for effective service and performance to participating key employees (including officers) and directors of the Company by affording them an opportunity to increase their proprietary interest in the Company’s success through increased stock ownership. z

The Plan may be administered by either the Board of Directors or a Stock Option Committee consisting of three members who shall be appointed by the Board of Directors (the “Committee”). The Board of Directors or, if acting, the Committee has the authority to select optionees, to establish the number of shares and other terms applicable to each option and to construe the provisions of the Plan. The Plan may be amended or terminated at any time by the Board of Directors of the Company without further approval of the shareholders.

The Board of Directors or the Committee determines the option price per share with respect to each option and fixes the period of each option, but in no event may the option period be longer than 10 years. Options granted under the Plan are nontransferable. As at May 31, 2006 no options have been awarded under the current plan.

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders.

The outstanding common shares at November 30, 2006 was 910,610,914 (2005 – 543,610,914); and, the outstanding Class “C” common shares at November 30, 2006 was 12,580,000 (2005 – NIL). Subsequent to the year end the Company issued 16,000,000 Class “C” common shares. Each Class “C” common share can convert 100 common shares. During the succeeding period through May 15, 2007, shareholders of 8,380,000 Class “C” common shares converted their holdings into 838,000,000 common shares. Therefore as of May 15, 2007 there were shareholders of 20,470,000 Class “C” common shares, which represents 2,047,000,000 votes. The Class “C” common shareholders effectively control the operations of the Company, and the composition of the board of directors.

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

See “Executive Compensation - Consulting Agreements” for a description of certain employment and consulting arrangements with an officer and director of the Company.

C. Interests of experts and counsel.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 7.C.

Item 8.Financial Information

A.  Financial Statements and Other Financial Information

Exhibited hereto are the following audited consolidated financial statements prepared as at the last fiscal year-end,  November 30, 2006, with comparative figures shown as of  November 30, 2004  and 2003, with attached audit report;

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

As of November 30, 2006 the Company had approximately 1000 holders of record of the Common Shares.

The following table sets forth the high and low bid quotations for the Company’s securities, as reported by The OTC Bulletin Board monthly trade and quote summary The quotations are reported quotations without retail markup, markdown or commission and may not represent actual transactions.

	Common Shares
Fiscal Year	High	Low
2002(1)
1st Quarter	--	--
2nd Quarter	--	--
3rd Quarter	--	--
4th Quarter	--	--
2003(1)
1st Quarter	--	--
2nd Quarter	1.5	0.6
3rd Quarter	1.1	0.8
4th Quarter	1.1	0.3
2004
1st Quarter	0.15	0.38
2nd Quarter	0.88	0.35
3rd Quarter	0.68	0.13
4th Quarter	0.42	0.09
2005
1st Quarter	0.1600	0.0300
2nd Quarter	0.0800	0.0300
3rd Quarter	0.1400	0.0300
4th Quarter	0.0140	0.0070
2006
1st Quarter	0.0140	0.0040
2nd Quarter	0.0058	0.0046
3rd Quarter	0.0029	0.0026
4th Quarter	0.0011	0.0008
2007
1st Quarter	0.0008	0.0005
2nd Quarter	0.0012	0.0010

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

(a)

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

Note: During fiscal 2006 the Company’s exclusive rights in the South Korean, Thailand and the Territory of The Peoples Republic of China were allowed to lapse, owing to the limited success in developing these markets. Despite earlier expectations these markets proved less interested in the non-PVC cling film.

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

The Corporation has exposure to exchange risk from its United States dollar debt and trade liabilities. The table below summarizes the principle USD$ debt arising from its notes and trade payables. In addition the Corporation has not paid any interest on its USD$ notes, which accrues annually at 10%. The total exposure to USD$ debt has increased from $559,000 to $783,000, from 2000 to 2006 respectively. The exchange rate between CAD / USD $’s has been somewhat volatile ranging from a high to low of 1.60 / 1.00 to 1.14 / 1.00. In the current fiscal year ended November 30, 2006, the Canadian dollar has continued to strengthened against the US dollar, generating the reported  unrealized exchange gain of approximately $10,000 (2005 - $19,000). Currently the Corporation’s USD$ assets are negligible, its sales revenues, which are mainly USD$ have dived in recent years, resulting in only minor USD$ trade receivables. In the past five years the Corporation had a maximum trade receivable in USD$ of approximately $30,000.

	Nov 30 06	Nov 30 05	Nov 30 04	Nov 30 03	Nov 30 02
Fixed Interest
10% USD Notes
Principle (USD $)	315,000	315,000	315,000	315,000	315,000
Accrued Interest (USD $)	332,208	300,708	269,208	237,708	206,208
Total US debt & unpaid interest	647,208	615,708	584,208	552,708	521,208
US$ Trade Payables	135,840	142,114	134,611	149,823	132,750
Total US liabilities	783,048	757,822	718,819	702,531	653,958
Exchange Rate USD:CAD $*	1.1422	1.1669	1.186	1.299	1.565
Total Canadian liabilities	894,398	884,302	852,519	912,588	1,023,444
*Exch.Rate Increase (Decrease)	(2.12)%	(1.6)%	(8.7)%	(17.0)%	(0.5)%

Conversely, a strengthening Canadian dollar has a detrimental impact on the Corporation’s profitability. The table below illustrates the impact based on the previous table’s actual exchange rates.

	2006	2005	2004	2003	2002
Assumed sales revenues in USD	100,000	100,000	100,000	100,000	100,000
Canadian equivalents per $US 100,000	114,220	116,690	118,600	129,900	156,500
COGS, apprx. (annual 2.5% RM price-inc.)	53,500	52,200	50,900	49,700	48,500
Gross Profit (GP)	60,720	64,490	67,700	80,200	108,000
(Loss) contribution vs highest GP	(49,280)	(45,510)	(42,300)	(29,800)	(2,000)

During fiscal 2005, monthly average translation rates between Canadian and United States dollars have ranged from a low of: $CAD1.10: $US1.0 to a high of $CAD1.17: $US1.0. Approximately $7,000 (58%) (2005 - $25,000 (68%)) of the Company’s sales revenues was transacted in US dollars.

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

Proceeds.

Nil - during period since December 1, 2005 to May 31, 2007.

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

Item 16C. Principal Accountant Fees and Services.

The following expenses represent the cost of the Corporation’s annual audit services.

Details / service	2006 $	2005 $	2004 $
Audit	30,000	36,000	36,000
Taxation	--	--	--
All Other Fees	--	--	--
Total	30,000	36,000	36,000

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

Item 18. Financial Statements.

See Items 17 & 19

Index of Exhibits attached:   Financial Statements audited as at November 30, 2006 - with comparative figures for 2005 and 2004 attached.  The Statements include U.S. oriented Comments by the Auditors and Note dealing with U.S. Generally Accepted Accounting Principles.

Item 19. Exhibits.

Index of Exhibits attached:

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Diamant ART Corporation:

/s/ Simon Meredith

/s/ Michel van Herreweghe

Simon Meredith

Michel van Herreweghe

President

Chairman

May 29 , 2007

May 29 , 2007

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