Form 20-F/A
period 2006-11-30
DIAMANT ART CORP
filed 2007-05-30
CIK 810269

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes [X] / No

Explanatory Note

This Amendment No 1 to Form 20-F for the year ended November 30, 2006 is being filed to correct the following:

  To include page 12 of Exhibit 3 (Annual Financial Statements) that was inadvertently left out at the time of filing the Form 20-F.

  To insert some missing underlines in the Consolidated Financial Statement

  To correct a typo in paragraph #1 of page #30 of the Form 20-F

Aside from the above edits,  no other changes have been made to the content of this information.

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

EXPLANATORY NOTES

In this annual report, the terms the "Company", "Corporation", "we", "our" or "us" mean Diamant ART Corporation, an Ontario corporation, and includes, unless the context otherwise requires, all consolidated subsidiaries.

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains statements that constitute forward-looking statements within the meaning of the U.S. federal securities laws under "Item 3: Key Information", "Item 4: Information about the Company" and "Item 5: Operating and Financial Review and Prospects". The words "estimate", "project", "plan", "expect", "believe", "anticipate" and similar expressions are intended to identify forward-looking statements. These statements are based on certain assumptions made by the Company. However, whether actual results and developments will conform with the Company's expectations and predictions is subject to a number of risks and uncertainties, including the factors set forth in other filings the United States Securities and Exchange Commission (the "SEC") and the risk factors found in this annual report. These risk factors, among others, in some cases have affected and in the future could affect the Company's financial performance and actual results and could cause actual results to differ materially from those projected results expressed in any such forward-looking statements. Consequently, these cautionary statements qualify all of the forward-looking statements made in this annual report. In addition, the Company may, from time to time, make oral forward-looking statements. United States securities laws provide a safe harbor from liability with respect to oral forward-looking statements if certain conditions are satisfied, including if the oral forward-looking statements are accompanied by an oral statement that additional information concerning factors that could cause actual results to materially differ from those in the oral forward-looking statements is contained in a written document filed with the SEC. To take advantage of the safe harbor with respect to oral forward-looking statements that the Company may make from time to time, you will find under "Item 3: Key Information - Risk Factors" a list of risk factors which could cause actual results of the Company to materially differ from those in the oral forward-looking statements.

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

Extracts from audited financial statements.	November 30	November 30	November 30	November 30	November 30

	2006	2005	2004	2003	2002
Summary of operations:
Sales	12,167	31,932	62,066	83,450	191,820
Cost of goods sold	289,339	261,432	209,353	218,956	327,566
Gross profit / (loss)	(277,172)	(229,500)	(147,288)	(135,506)	(135,746)
Depreciation and amortization	15,058	24,375	4,493	5,616	10,724
Selling, general and administrative expenses	227,448	223,218	211,813	274,829	312,734
Interest and finance expense	35,979	40,955	41,045	40,921	49,455
Operating loss	(555,657)	(518,048)	(404,638)	(456,872)	(508,659)
Foreign Exchange Gain (4)	10,238	19,175	75,761	165,546	9,380
Net loss	(545,419)	(498,873)	(328,877)	(291,326)	(499,279)
Net loss per common share (1)	(0.001)	(0.003)	(0.020)	(0.169)	(1.957)
Weighted ave. number common shares o/s (5)(6)	698,687,695	171,894,325	16,623,078	1,720,778	510,336
Summary of balance sheet data:
Current assets	108,695	181,774	53,904	76,580	129,290
Total assets	114,465	202,602	71,876	99,045	157,371
Current liabilities	1,190,881	1,205,599	1,334,000	1,472,792	1,560,792
Total liabilities	1,190,881	1,205,599	1,334,000	1,472,792	1,560,792
Share capital	12,940,719	12,468,719	11,710,719	11,270,218	10,949,218
Contributed surplus (7)	11,775,000	11,775,000	11,775,000	11,775,000	11,775,000
Accumulated deficit	(25,792,135)	(25,246,716)	(24,747,843)	(24,418,965)	(24,127,639)

Shareholders' (Deficit) Equity	(1,076,416)	(1,002,997)	(1,262,124)	(1,373,747)	(1,403,421)
Under U.S. GAAP
Net loss	(555,657)	(518,048)	(404,638)	(456,872)	(508,659)
Net loss per common share	(0.001)	(0.003)	(0.024)	(0.266)	(0.997)
Share capital (2)	14,982,262	13,852,262	12,636,761	13,311,761	12,636,761
Accumulated deficit (2)	(27,833,678)	(27,288,259)	(26,789,386)	(26,460,508)	(26,169,182)
Comprehensive income – Cum exch.gain (4)	280,100	269,862	250,687	174,926	9,380
Shareholders' (Deficit) Equity	(1,076,416)	(1,002,997)	(1,262,124)	(1,373,747)	(1,403,421)
Ave. annual exch.rates $1US = Canadian $ (3)	1.1341	1.2116	1.3015	1.4015	1.5704

(1)

As the Company is in a loss position, it does not reflect the fully diluted earnings per share, as the effect would be anti-dilutive.

(2)

Under Canadian GAAP share capital is reported net of issuance costs, in the aggregate of $2,041,543, whereas under U.S. GAAP such costs were charged against the operating income as a period expense in the year of stock issuance; thus under U.S. GAAP the reported share capital amount was greater by the amount of the issuance costs. Consequently, under the respective Canadian GAAP the corporation's reported accumulated deficit was lower by the same dollar amount.

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

(4)

Under Canadian GAAP exchange gains or losses are charged against the operating income as a period gain or loss, whereas under U.S. GAAP they are reported as a cumulative net adjustment "comprehensive income" in the Statement of Shareholders' Retained Earnings or Deficiency.

(5)

Effective May 2003, the shareholders of the Corporation voted unanimously to consolidate the common shares on the basis of 100:1; the prior years' numbers have been adjusted to reflect this consolidation.

(6)

Effective October 29, 2004 the Corporation declared a 2-for-1 stock-dividend (which had the equivalent impact on the number of outstanding common shares as a 2:1 stock split); the prior years' numbers have been adjusted to reflect this split.

(7)

There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology.  Under U.S. GAAP, contributed surplus is called "additional paid in capital".

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

D. Risk factors.

1)

THERE IS SIGNIFICANT DOUBT THAT THE COMPANY IS A GOING CONCERN – As reported by our independent chartered accountants in the accompanying audited financial statements have been prepared on the basis of accounting principles applicable to a going concern, meaning that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations.  However, the use of generally accepted accounting principles that are applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption.  Given the accumulation of operating losses $25,792,135 and the deficiency of working capital, $1,082,186 at November 30, 2006 the Company's ability to realize its assets and discharge its liabilities is dependent upon the attainment of profitable operations, the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company raising additional long-term financing either from its own resources or from third parties, and the continued cooperative support of its creditors. The financial statements do not reflect adjustments that might be necessary should profits not be attained, or should their be a failure of short term and long term efforts to raise capital, or should the cooperative support not be continued. See Note 1 to the audited consolidated financial statements "DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN" attached as Exhibit 3 hereto.

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

4)

THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE SUCCESSFUL ITS NEW VENTURE IN THE PACKAGING BUSINESS – The Company, through its wholly owned subsidiary, Diamant Film Inc., acquired the exclusive distribution rights for certain  territories in North & Central America markets and Asia / Far Eastern markets for a clear stretch film food wrapping. Which product is trade marked and marketed under the brand name "DIAMANT™". The Company is uniquely positioned because the DIAMANT™ Brand presents the food wrapping industry and markets with an alternative environmentally "healthy" product, which has no PVC, and that can be mass produced and competitively priced. Notwithstanding, our ability to succeed in the food packaging business is dependant on our ability to:

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

6)

IF WE ARE UNABLE TO ACHIEVE PROFITABILITY, WE WILL CONTINUE TO RELY ON EXTERNAL FINANCING – the Company operates at a loss. During the year ended November 30, 2006 the Company was able obtain external financing under Regulation "S" offerings, which totaled $472,000 (see "Note 6, Notes to the Consolidated Financial Statements" attached hereto as part of Exhibit 3).  In future, our inability to raise new capital or achieve profitability could have a material adverse effect on the ability of the Company to continue operations.

7)

CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND MAY HAVE INTERESTS THAT ARE DIFFERENT FROM THE COMMON SHAREHOLDERS. – The Company had 12,580,000 Class "C" Common shares issued and outstanding at November 30, 2006.  During fiscal 2005 holders of 3,670,000 Class "C" Common share converted to 367,000,000 common shares. Each Class "C" Common share entitles the holder to 100 votes.  Subsequent to the year-end, under Regulation "S" offerings, 16,000,000 Class "C" Common shares were issued for consideration totaling $160,000. Subsequent to the year end, holders of 8,380,000 Class "C" Common shares converted to 838,000,000 common  shares. The balance of un-converted Class "C" Common shares, which totals 20,200,000, represents 2,020,000,000 common shares on a fully diluted (converted) basis. Therefore the Class "C" Common shares have a total of 2,020,000,000 votes, which gives them control over the Board of Directors and operations of the Company. The Class "C" Common Shares are not publicly listed or traded.

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

9)

FLUCTUATIONS IN CONVERSION RATE BETWEEN THE CANADIAN AND UNITED STATES DOLLARS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL RESULTS – The majority of Company's revenues are exports and its invoicing is in United States dollars. The Company has experienced a strong Canadian dollar in relation to the US dollar during the current year, which negatively impacted gross margins. However, the Company benefited from the stronger Canadian dollar, during the last 5 years, as its total US liabilities as reported in Canadian dollars, have trended downward by approximately $150,000 – 200,000 because of unrealized exchange gains. However the reverse situation, of a weakening Canadian dollar would improve gross profit but result in more onerous US liabilities.

10)

OUR STOCK PRICE HAS BEEN VOLATILE. – The market price of our common stock has been volatile, for example between December 2005 and May 2007, the trading prices for our common shares varied between a high of $US0.0148 and a low of $US0.0005. Ignoring the month of December 2005, price fluctuations have been flatter – varying between  a high of US$0.0058 and $US0.0005; generally the trend of the Company's common share prices has been downward. Fluctuations in trading price of our common stock may continue in response to a number of events and factors, which may adversely impact our ability to obtain further equity financing.

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

The Corporation operates as Diamant Art Corporation, which name was adopted and approved, November 22, 2004, by shareholders through an amendment to the Articles of Incorporation of the Company (formerly ART International Corporation (from May 2003), ART International Inc. (from July 1998); hereinafter also referred to as "Company" or "Corporation" .)

The Company was incorporated in Canada on January 24, 1986 under The Ontario Business Corporations Act.

The Corporate offices and operations are located at 7100 - 5 Warden Avenue, Markham, Ontario, Canada. Telephone: 905 477 0252.

During the last three fiscal years, DIAMANT operated in two different business sectors:

Art Reproduction – Artagraph™

Historically, the Company's primary business was the production, distribution and marketing of replications of original paintings that incorporated brushwork texture including but not limited to oil, acrylic and other textured pigment-mediums "Textured ART". The Company's reproductions on canvas are marketed using the registered trademark of Artagraph® Editions, (sometimes referred to as "Artagraph®" or Artagraphs®").  The principle component of the Company's product line is PVC-based plastic sheet & coating that is moulded to produce the brushstrokes.

Generally, over the last 10 years, the Company has been reliant on one or a few major customers. Prior to the past four fiscal years the Company's major customer was Museum, a specialty retailer operating in the United States, whereby the Corporation's sales revenues from that source had represented in the range of 40 - 60% of its total revenues.

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

In May 2002, Museum emerged from Chapter 11, whereby the continuing business assets were sold to a third party company, "The Museum Company Acquisition Corp" (hereinafter also referred to as "Museum"). During the Chapter 11 proceedings Trustee/Receiver-manager had closed approximately 50 – 60% of its stores. Consequently, a reduction of sales revenues from this retail store-chain was anticipated because of: first, the closed stores; second, the Company's inability to finance additional images and point-of-sale materials; and, third, the Company placed Museum on 15-day payment terms that reduced the Museum's ability to finance its inventory and consequently Museum purchased only made-to-order framed images that the Company drop-shipped directly to the customer.

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

Diamant Film Inc. & Bio-Plastics Inc.  -- Operating in the food wrap and pallet wrap "flexible" packaging businesses respectively.

On April 22, 2004, the Company formed a wholly owned subsidiary, Diamant Film Inc. ("FILM"), under articles of incorporation in Ontario, Canada. The subsidiary was formed to execute ongoing negotiations and implementation of the food packaging business.

Effective June 14, 2004, FILM finalized an agreement with Diamant Plastics Corp. a private company incorporated in Ontario, Canada  ("PLASTICS") for the exclusive distribution rights in Canada, to market and distribute a new non-PVC based plastic utilized in the stretch-film food packaging industry, name branded  DIAMANT ™. The agreement has a term of five years (hereinafter referred to as the "June 14, 2004 Agreement"), renewable for a further five years at the FILM's option.

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

On 12 September, 2005 the Company formed a wholly owned subsidiary "Bio-Plastics Inc." (Herein after also referred to as "BIO-PLASTICS"). BIO-PLASTICS was formed to develop and acquire new products and technologies in totally bio-degradable products, including the right(s) for manufacturing and distributing such products.

On September 30, 2005 BIO-PLASTICS executed a non-disclosure agreement with EPI Environment Products Inc. related to its "Totally Degradable Plastic Additive".

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

In 2006 the FILM added Thailand by amendment to the July 14, 2004 Agreement.

During fiscal 2006 the Company's exclusive rights in the South Korean, Thailand and the Territory of The Peoples Republic of China were allowed to lapse, owing to the limited success in developing these markets. Despite earlier expectations these markets proved less interested in the non-PVC cling film.

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

During fiscal 2006 the Company financed general-operational cash flow short falls and the cash requirements for launching, testing and pre-marketing of its new packaging business from external sources of approximately $472,000 (see "Note 6, Notes to the Consolidated Financial Statements" attached hereto as part of Exhibit 3) (2005 -$758,000).  These funds were raised through advances related to Regulation "S" offerings.

During fiscal 2006, the Company completed three Regulation "S" offerings. On December 19, 2005 the Company closed a Regulation "S" offering, under which the Company had sold 5,000,000 restricted shares of Class "C" common stock.  The consideration received by the Company for the sale of the shares was a total of $500,000 (or $0.10 per Class "C" common share). On February 23, 2006 the Company closed a second Regulation "S" offering, under which the Company had sold 3,000,000 restricted shares of Class "C" common shares.  The consideration received for the sale of these shares was a total of $300,000 (or $0.10 per Class "C" common share).  On November 30, 2006 the Company closed a third Regulation "S" offering, under which the Company had sold 8,250,000 restricted shares of Class "C" common shares.  The consideration received for the sale of these shares was a total of $330,000 (or $0.04 per Class "C" common share).

Subsequent to the year end, on March 29 2007, the company closed a Regulation "S" offering, under which the Company had sold 16,000,000 million Class "C" common shares. The consideration received for these shares was a total of $160,000(or $0.01 per Class "C" common share).

The Class "C" common shares are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation "S" hold period, common shares per one (1) Class "C" common share.

During the year ended November 30 2006, holders of 3,670,000 Class "C" common shares converted to 367,000,000 common shares. And subsequent to the year end, November 30 2006, holders of 8,380,000 converted to 838,000,000 common shares.

Approximately, $300,000 of cash has been raised in advance subscriptions subsequent to the year-end and utilized to fund ongoing general working capital requirements of  $150,000 and the balance to finance purchases of packaging materials from the Company's European sources for Diamant and bio-degradable flexible packaging businesses.

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

B. Business overview.

Artagraph Division - Artagraph -- replicates both the color and brush stroke texture, so that the resulting works of art are almost indistinguishable, by the average person, from original paintings. The Artagraph® Editions include signed and numbered limited editions by contemporary artists, as well as editions of works by the great masters, and have a suggested retail price of between US$75 and US$300. Some limited edition reproductions of contemporary artists have retailed considerably higher, but this is solely due to the Artist's reputation.

During Fiscal 2006, the Artagraph division and product line was the major source of the declining sales revenue for the Corporation.

The majority of the Company's sales represent exports, principally to the United States. The following table shows the Company's sales to its principal geographic markets for the last four fiscal years.

	Year Ended Nov 30
	2006	2005	2004	2003

Canada	4,489	6,625	19,225	20,233
United States	5,314	25,307	42,841	63,217

			62,066	83,450

Many of the works reproduced by the Company are in the public domain.  Works, which are not in the public domain, are reproduced pursuant to agreements with various copyright holders.

The Company manufactures reproductions of Impressionist and Post-Impressionist paintings as well as paintings by contemporary artists. The Company does not always create a replication directly from an original painting.  A professional artist, who is engaged to replicate the texture and brush strokes of the original artist's style, also creates semi-originals (a copy of the original art work's texture rendered by the professional artist in an oil or acrylic medium).

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

In the past, the Company has tried to use foreign distributors.  Due to the Company's lack of financial resources these distributors had to provide their own point-of-sale materials, framing products and other promotional materials to their businesses. Consequently, all these agreements were on a best efforts basis and, like all the Company's distributor agreements; there has been no assurance of future revenues or profits from the efforts of any of these distributors.

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

The process for manufacturing Artagraph® Editions was patented in Canada and the United States. An application for improvements to the Artagraph® replication process resulted in the issuance of a new United States patent in November 1990, which patent would have expired in 2008. Currently, the Company is delinquent in paying its periodic patent fees and there no likelihood that the Company could reinstate its patents. Consequently the Company's enjoyment of patent protection is lost, which could have negative consequences for the Company' ability to raise capital.

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

The Company prints and inventories quantities of individual images from 500 to 1,000 units to achieve economical print costs. Printed lithos also have an indefinite shelf life and are sold through variety programs over a number of years. Printer lithos are stored pending orders from customers then completed through the texturing, stretching and framing phases to ship on a just-in-time basis. Framing and printing are out sourced to other third parties, and there are many alternative suppliers available for both in the general locality of the Company's production facility.

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

•

Can be printed on, which opens branding opportunities – such as "fresh obsessed" for supermarkets;

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

Despite significant marketing efforts by the Company, achieving commercial sales has proved frustratingly challenging. In part the Company believes this is due to the industry's maturity and inertia; changing brands involves significant investment of resources. Progress is happening very slowly. Some customers' mechanized wrapping systems require extensive testing; and in some instances the physical characteristics of the film need minor adjustments. These have to be done in Switzerland.  Contribution from the two exclusive distributors in North America, PRESIDENTIAL and VICTORY has proved disappointing. The first anniversaries (March 2006) of the distribution contracts with the two distributors have past without any sales. Consequently, Company has taken more active role approaching prospective customers. The Company believed that there were excellent prospects for an initial sale break-through with producers and retailers of natural and organic foods. This niche was where the Company focused its efforts during 2006.

Ultimately, the Company's lack of capital frustrated its success. One prospective organic retail-customer, with national distribution through North America, was sufficiently impressed by the absence of PVC in the DIAMANT film to explore its other chemical characteristics. It required the Company to finance a number of laboratory tests to determine the level of other chemical components present in its film. The tests, which had to repeated several times due to contamination issues, proved somewhat inconclusive as they offered no finite proof that other undesired chemical levels were present or not, in less or greater levels than generally experience in other plastic-based film wrap. In part, the Company's Swiss supplier was reluctant to divulge its formulae or pay for the production of samples to conclusively isolate and then eliminate certain undesired trace chemicals. The venture was eventually suspended as estimates of developmental costs to lead to a successful solution were projected by the laboratory in excess of $US100,000, which the Company would have had to carry 100% of the financial costs and uncertainty risks. The prospective customer would not provide a conditional guarantee of purchase orders in advance of a successful outcome.

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

BIO-PLASTICS.

Was formed to explore and develop opportunities in Bio-degradable products.  On September 30, 2005 BIO-PLASTICS executed a non-disclosure agreement with EPI Environment Products Inc. EPI licenses its "Bio-degradable Plastic Additive" technology ("EPI technology") to approved manufactures of plastic products.  During October 2005, preliminary discussions were held at the corporation's head office in Markham, Ontario including representative from the Swiss corporation that manufactures the DIAMANT™ film product; the Swiss corporation and FILM have had preliminary discussion to jointly develop bio-degradable cling film.

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

The Company anticipates additional orders from Sigma Supply, and subject to a successful introduction by Sigma to its customers of the bio-degradable pallet wrap, BIO-PLASTICS has a first right to negotiate an exclusive long-term distribution agreement for the North American market for the Italian corporation's product line

All manufactured sources of the Companies plastic food and pallet wrap packaging are directly impacted by world oil prices that effect base-costs of polystyrene and polyethylene raw materials. In addition, the purchase pricing is sensitive to currency fluctuations between the Canadian and United States dollars and Swiss Francs and Euro currencies. Currently the Company is effectively purchasing its product based on spot prices in both oil and currency markets. Pricing has been volatile. From January to April 2007 the purchase price for the pallet wrap product spiked by approximately 20%. In the short term, the Company can only lock into fixed purchase prices for a maximum of six months, and that is dependent on its ability to forecast in terms of timing and quantities. Based on its current ad hoc purchasing methodology the Company is at risk to losses arising from supply prices driven by adverse oil and currency volatility. If however the Company becomes satisfied there is a sustainable commercial market in North America for its stretch film packaging, the Company will be in a position to plan its purchasing cycles including the acquisition of applicable hedging instruments to minimize its exposure to the aforementioned risks posed by volatile markets.

C. Organizational structure.

Currently the Company has two wholly-owned subsidiaries, Diamant Film Inc and Bio-Plastics Inc.

D. Property, plants and equipment.

The Company's executive offices, Artagraph production facility and gallery are located at 7100 Warden Avenue, Markham, Ontario, Canada L3R 8B5, occupying 12,000 square feet of space leased through January 31, 2009. The lease provides for a fixed annual net rental of $84,107, 88,024, and 14,585 (partial only) for fiscal 2007,  2008 and 2009 respectively, excluding it's pro rata share of taxes, insurance, building maintenance and occupancy costs ("TMI"). The gross rental cost including an estimate for TMI is approximately $130,000 per annum.

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

Item 5.Operating and Financial Review and Prospects

The following should be read in conjunction with our audited financial statements and the notes thereto, and other financial information contained elsewhere and incorporated by reference in this Annual Report. In the following discussions "Company" "we" "us" and "our" refer to Diamant ART Corporation and its wholly-owned subsidiaries Diamant Film Inc. (also referred to as "FILM"), and subsidiary Bio-Plastics Inc. (also referred to as "BIO-PLASTICS") unless the context otherwise dictates.

In addition to historical information, the discussions in this section may contain certain forward-looking statements that involve risks and uncertainties. The forward-looking statements relate to, among other things, operating results, trends in sales, gross profit, operating expenses, anticipated expenses and liquidity and capital resources. Our actual results could differ materially from those anticipated by forwarded-looking statements due to factors including, without limitation, those set forth in this Form 20-F under "Item 3. Key Information - D. Risk Factors".

A. Operating results.

(i) Accounting policies critical to the reported financial results

Going Concern – as reported in the Company's "Notes to the Consolidated Financial Statements – November 30 ,2006" the financial statements of the Company have been prepared on a going concern basis that contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. The Company's continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, as reported in the Company's financial statements, and the differences could be material.

Inventories

Artagraph – Fine art reproductions

In the past, the Corporation has reported significant inventory levels on its balance sheets of several $100,000's. The reported value of inventory in the balance sheet for November 30, 2006 is $NIL, which is consistent with its reporting on fiscal 2005, for the reason that the on-hand inventory has been written off, because of very low to zero sales experienced by the Company for virtually all its images.

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

Additionally, mechanized food wrapping lines operated by food packers have varying configurations of packaging equipment and operating characteristics. Consequently, when the Company acquired its initial commercial orders subsequent to the year-end, the DIAMANT film for one meat packer had to be modified to conform to that customer's operation specifications, and the modified DIAMANT film had to be ordered from the Swiss manufacturer.

The new formulation will likely operate on a wider variety of mechanized production lines and will definitely be suitable to all known hand-wrap applications. This will help the Company minimize its future investment in inventory of DIAMANT film, with different characteristics, and hence reduce the future likelihood of valuation adjustments to its carried inventory

With the advent of the Company's new Bio-degradable flexible packaging, the Company faces additional challenges in the management of inventory products with finite shelf life characteristics. Management anticipates that future inventories of DIAMANT and Bio-degradable packaging will involve significant judgement by management in the application of its applicable valuation policies.

Further, the Company's reliance on European manufactures and the inherent currency risks associated with purchasing and selling its products in a variety of currencies, the susceptibility of these products to oil-price volatility will necessitate utilizing hedging techniques to reduce exposure and risk to losses, which will likely entail significant judgement by management in forecasting and valuation techniques.

(ii) Operating Results

Year ended November 30, 2006, compared with year ended November 30, 2005

General & Summary

Financial results in fiscal 2006 were similar to fiscal 2005 levels. Notwithstanding the similarity of overall results comparing fiscal years 2006 and 2005, there were some significant differences in reported financial results that partly off-set each other.

Like the prior year, the Company's main source of revenues in fiscal 2006 was its declining sales of Artagraph reproductions.  The Company's launch of an on-line sales channel for DIAMANT film was unsuccessful and only generated $2,400 of sales revenues.  Consolidated sales revenues fell in fiscal 2006, compared to fiscal 2005, by approximately $20,000.

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

Cash used in operations was $461,257 (2005 – 720,493) that was finance through Regulation "S" offerings of $472,000 (2005 – 758,000).

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

Historically the Company has operated with a two-tier sales price list for its Artagraph products. The Company's sales price lists are based in United States Dollars and have not been modified for over five years. The two-tier price system was originally designed to accommodate distributors and dealers, national retail chains and individual / regional gallery operators respectively. In recent years the distinction between distributor and dealer has become blurred. In part, this was because the Company's only national customer has reduced the number of stores it operated through by over 60%. Related to this, major galleries that the Company sells to are able to command distributor-level prices because of intense pricing competition from competitor-suppliers of fine-art printed images. Competitive initiatives focus on brand differentiation, consumer-buying patterns due to trends in colour, and image-subject and framing products. In the last three years the Company has sold its catalogue product at the distributor's price-level. The distributor sales price lists maintained by the Company range from $US75 to $US300, which represents the range from an unframed image to the highest priced frame image. The average selling price in the last five years has consistently been in the region of $US210.  The pricing of specific catalogue images (framed or unframed) has remained constant within this time frame. Sales revenue declines are entirely due to falling unit sales.

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

During fiscal 2005 the Company awarded two exclusive "Distribution Agreements" to U.S. based distributors, PRESIDENTIAL and VICTORY, however neither distributor has been able to generate orders to date.  Under the Distribution Agreements the distributor must purchase minimum quantities of DIAMANT™ film to retain exclusivity rights. Accordingly, following the failure of either distributor to sell any DIAMANT product through 2007, the Company has exercised its right to negotiate with other food distributors, wholesalers or retailers in U.S. markets. Although the Company is pursuing several opportunities, there can be no guarantee that the Company will successful launch its sales of DIAMANT™ film.

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

Gross margins on the flexible packaging have varied because the Company has attempted to price close to its competition and has had to purchase supplies from European sources on an ad hoc basis. Management have not been able to forecast sales and COGS has been negatively impacted by rising oil prices and a weakening US dollar against other major currencies. The Company's expectation is that gross margins will likely range around 15% although this will improve if the product is manufactured in North America.

Subsequent to the year end, in an effort to conserve cash flow, the Company has implemented a temporary lay-off of the production employees. Under Canadian labour, employment insurance regulations, the Company can temporarily lay-off "qualifying" employees for a maximum of 35 weeks in a 52 week period, provided the Company continues to cover the Company portion of group insurance premiums. The employees are covered under the employment insurance on an expedited basis. The Company is conserving approximately $5 – 6,000 of wages on a monthly basis.

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

Differences between Canadian and U.S. GAAP

The consolidated financial statements of the Company for the years ended November 30, 2006, 2005 and 2004 have been prepared in accordance with generally accepted accounting principles as applied in Canada ("Canadian GAAP").  In the following respects, generally accepted accounting principles as applied in the United States ("U.S. GAAP") differ from those applied in Canada.

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

The effect of such differences on the Company's balance sheet and statement of loss would be as follows:

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

Year ended November 30, 2005, compared with year ended November 30, 2004

General & Summary

The Company's only source of revenues is the declining sales of the Artagraph fine art reproductions. Fixed overhead costs, including occupancy costs, which are reported in the COGS line item on the consolidated statement of loss, exceed reported revenues by a substantial amount, and as revenues declined the gross loss increased in 2005.

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

Loss per share was $0.003 for the year ended November 30, 2005, compared to a loss per share of $0.02 reported for fiscal 2004. However the decrease, in loss per share, was attributable to the significant increase in the weighted average number of common shares at November 30, 2005, to 171,894,325 from 16,623,078 in the prior year. During the year ended November 30, 2005 holders of 4,631,000 Class "C" common shares converted into 463,100,000 common shares.

Operating cash flow shortfall for the year ended November 30, 2005 was $720,493 which was financed through Regulation "S" offerings; during the year the Company received advanced share subscriptions totalling $758,000 (see "Note 6, Notes to the Consolidated Financial Statements" attached hereto as part of Exhibit 3) relating to the Company's Regulation "S" offerings.

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

Diamant Film's marketing expenses increased by approximately $67,000, from $93,165 in 2004 to $159,757 in 2005.

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

Differences between Canadian and U.S. GAAP

For the last three years, there have been foreign exchange gains which following Canadian GAAP is treated as a recovery of expenses in the period it is occurred. Following U.S. GAAP, the foreign exchange gains would have been recorded through comprehensive income in the equity section.  The reported net loss under Canadian GAAP for the year ended November 2005 of $498,873 (2004 – $328,877) compares to the net loss under U.S. GAAP for the year ended November 2005 of $518,048 (2004 - $404,638). (See "Note 12 DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES" in the "Notes to the Consolidated Financial Statements" attached hereto as an Exhibit.)

B. Liquidity and capital resources.

Year ended November 30, 2006, compared with year ended November 30, 2005

As noted in the auditors report attached with the consolidated financial statements of the Company, as at November 30, 2006 and described in the Notes to the Consolidated Financial Statements, Note 1. "Going Concern":

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

The Company's continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from other third parties, and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in the Companies Consolidated Financial Statements for the year ended November 30, 2006, could be material.

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

The outstanding common shares at November 30, 2006 was 910,610,914 (2005 – 543,610,914); and, the outstanding Class "C" common shares at November 30, 2006 was 12,580,000 (2005 – NIL). Subsequent to the year end the Company issued 16,000,000 Class "C" common shares. Each Class "C" common share can convert 100 common shares. Therefore on a fully diluted basis the number of outstanding common shares is 3,768,610, 914.

On December 19, 2005 the Company closed a Regulation "S" offering, under which the Company had sold 5,000,000 restricted shares of Class "C" common stock.  The consideration received by the Company for the sale of the shares was a total of $500,000.

On February 23, 2006 the Company closed a second Regulation "S" offering, under which the Company had sold 3,000,000 restricted shares of Class "C" common shares.  The consideration received for the sale of these shares was a total of $300,000.

On November 30, 2006 the Company closed a third Regulation "S" offering, under which the Company had sold 8,250,000 restricted shares of Class "C" common shares.  The consideration received for the sale of these shares was a total of $330,000.

Subsequent to the year end, on March 29 2007, the company closed a Regulation "S" offering, under which the Company had sold 16,000,000 million Class "C" common shares. The consideration received for these shares was a total of $160,000.

During the period ending November 30, 2006, shareholders of 3,670,000 Class "C" common shares converted their holdings into 367,000,000 common shares.

During the succeeding period through May 15, 2007, shareholders of 8,380,000 Class "C" common shares converted their holdings into 838,000,000 common shares.

The Company accumulates advances of share subscriptions received under its Regulation "S" offerings until the subject offerings are closed.  Under the subscription agreement terms, cash proceeds received are not subject to escrow pending receipt of any minimum proceeds.  All cash received by the Company is immediately available for use by the Company.  Any subscriptions advanced to the Company are reported as advance share subscriptions until such time as the Company closes off subscriptions and issues the shares.

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

As noted in the auditors report attached with the consolidated financial statements of the Company, as at November 30, 2005 and described in the Notes to the Consolidated Financial Statements, Note 1. "Going Concern":

"The Company has incurred several years of losses and during 2005, utilized $ 746,092 of cash in operations. At November 30, 2005, the Company reported a deficit of $25,246,716 and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due."

For the year ended at November 30, 2005, the Company was able to sustain its operations primarily from a series of advance subscriptions for Class "C" common shares totaling $758,000 (see "Note 6, Notes to the Consolidated Financial Statements" attached hereto as part of Exhibit 3) (2004 – $440,500).

During fiscal 2005, the Company completed two Regulation S offerings.

The first Regulation "S" offering closed on January 5, 2005 and was for 231,000 restricted Class "C" common shares for consideration totaling $115,500 (or $0.50 per Class "C" common share).

A second Regulation S offering closed on February 21, 2005 and was for 4,400,000 restricted Class "C" common shares for consideration totaling $1,100,000 (or $0.25 per Class "C" common share).

The Class "C" common shares are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation "S" hold period, common shares per one (1) Class "C" common share. From March 31 through to November 30, 2005 the holders of 4,631,000 Class "C" common shares converted to 463,100,000 common shares of the Corporation.

The restricted Class "C" common shares, which are convertible, at the owners option into one hundred (100) restricted, subject to the Regulation "S" hold period, common shares per one (1) Class "C" common share, are not publicly traded and are the equivalent, on a fully converted basis, to 800,000,000 common shares. Therefore the Class "C" shareholders control the board of directors and operations of the Company.

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

Management believes that a minimum level of capital of $US 500,000 to 750,000 and lead-time of three to six months would be required to rollout an initial market strategy. Including capital to acquire new images, print a catalogue, attend trade shows, and hire marketing and sales staff

Recent trends in the ART Market include new reproduction processes that minimize capital investment in inventory and equipment such as the giclee reproduction process. In addition, limited edition art is trending to smaller edition sizes to address consumer demand for value.  Publishers of fine art are primarily cost driven, and emphasis is placed on quality and originality from reproduction methods.  There is anticipation of growth in single or artists-publishers cooperatives, due to the affordability and "user-friendly" high-end digital wide-carriage printers. Market will remain highly fractionized because nationals and small scale shops can both compete effectively and thrive in a business with multi-medium reproduction methods and finishes.

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

The market also produces a considerable amount of refuse. Because we as consumers use so much packaging for our food and drink, manufacturers of packaging and its contents are conscious of the impact it can have on the environment. Using "sustainable" components, in whole or part, for packaging has become a real opportunity for manufacturers to showcase their awareness of environmental issues, and win points with consumers who are concerned with the impact packaging has on the ecosystem.

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

Meanwhile Freedonia forecasts the fastest growth will be in the film wrap and flexible intermediate bulk containers ("FIBCs") market. Demand for plastic shipping sacks and plastic strapping will outpace the industry average, with expansion coming at the expense of paper and steel packaging producers.

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

(1)

Represents the fees paid in Canadian dollars to a consulting company owned by Mr. Meredith (See "Consulting Agreements"). Under the terms of the month to month contract, Mr. Meredith provides management services to the Company for up to 100 hours per month as President and Chief Operating Officer.

(2)

Represents the fees paid in Canadian dollars to a consulting company owned by Mr. Gudmundsson (See "Consulting Agreements"). The Company's wholly-owned subsidiary, Diamant Film Inc., has a month-to-month agreement with Technopac 2000 Inc. Under the terms of the agreement, the President provides marketing services. Approved out-of-pocket costs incurred by the President, relating to travel and marketing, are reimbursed by the subsidiary.

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

Consulting Agreement -- The Company's wholly-owned subsidiary, Diamant Film Inc., has a month-to-month agreement with Technopac 2000 Inc. Under the terms of the agreement, the President provides marketing services. Approved out-of-pocket costs incurred by the President, relating to travel and marketing, are reimbursed by the subsidiary.

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

Subsequent to the year end, in an effort to conserve cash flow, the Company has implemented a temporary lay-off of the production employees. Under Canadian labour, employment insurance regulations, the Company can temporarily lay-off "qualifying" employees for a maximum of 35 weeks in a 52 week period, provided the Company continues to cover the Company portion of group insurance premiums. The employees are covered under the employment insurance on an expedited basis.

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

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders.

The outstanding common shares at November 30, 2006 was 910,610,914 (2005 – 543,610,914); and, the outstanding Class "C" common shares at November 30, 2006 was 12,580,000 (2005 – NIL). Subsequent to the year end the Company issued 16,000,000 Class "C" common shares. Each Class "C" common share can convert 100 common shares. During the succeeding period through May 15, 2007, shareholders of 8,380,000 Class "C" common shares converted their holdings into 838,000,000 common shares. Therefore as of May 15, 2007 there were shareholders of 20,470,000 Class "C" common shares, which represents 2,047,000,000 votes. The Class "C" common shareholders effectively control the operations of the Company, and the composition of the board of directors.

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

See "Executive Compensation - Consulting Agreements" for a description of certain employment and consulting arrangements with an officer and director of the Company.

C. Interests of experts and counsel.

The Corporation is filing Form 20-F as an annual report under the Exchange Act; accordingly it does not have to provide the information called for by Item 7.C.

Item 8.Financial Information

A.  Financial Statements and Other Financial Information

Exhibited hereto are the following audited consolidated financial statements prepared as at the last fiscal year-end,  November 30, 2006, with comparative figures shown as of  November 30, 2005  and 2004, with attached audit report;

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

C. Markets.

The Company's securities are now listed on the NASDAQ sponsored OTC Bulletin Board (symbol DIAAF), and also listed on the Frankfurt Stock Exchange, Deutsche Börse Xetra (symbol WKN)

D. Selling shareholders

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

Conflicted Directors are not to vote except in certain limited circumstances (132(5)) of the Ontario Business Corporations Act ("OBCA").

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

(d)

charge, mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired, real or personal, movable or immovable, property of the Corporation, including without limitation, hook debts, rights, powers, franchises and undertakings, to secure any present or future indebtedness, liabilities or other obligations of the Corporation

Only the shareholders of the Corporation are able to amend the provisions of Bylaw No. 2 which may be authorized by a majority vote of shareholders at a duly convened meeting of shareholders.

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

Note: During fiscal 2006 the Company's exclusive rights in the South Korean, Thailand and the Territory of The Peoples Republic of China were allowed to lapse, owing to the limited success in developing these markets. Despite earlier expectations these markets proved less interested in the non-PVC cling film.

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

The Corporation has exposure to exchange risk from its United States dollar debt and trade liabilities. The table below summarizes the principle USD$ debt arising from its notes and trade payables. In addition the Corporation has not paid any interest on its USD$ notes, which accrues annually at 10%. The total exposure to USD$ debt has increased from $559,000 to $783,000, from 2000 to 2006 respectively. The exchange rate between CAD / USD $'s has been somewhat volatile ranging from a high to low of 1.60 / 1.00 to 1.14 / 1.00. In the current fiscal year ended November 30, 2006, the Canadian dollar has continued to strengthened against the US dollar, generating the reported  unrealized exchange gain of approximately $10,000 (2005 - $19,000). Currently the Corporation's USD$ assets are negligible, its sales revenues, which are mainly USD$ have dived in recent years, resulting in only minor USD$ trade receivables. In the past five years the Corporation had a maximum trade receivable in USD$ of approximately $30,000.

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

Conversely, a strengthening Canadian dollar has a detrimental impact on the Corporation's profitability. The table below illustrates the impact based on the previous table's actual exchange rates.

	2006	2005	2004	2003	2002
Assumed sales revenues in USD	100,000	100,000	100,000	100,000	100,000
Canadian equivalents per $US 100,000	114,220	116,690	118,600	129,900	156,500
COGS, apprx. (annual 2.5% RM price-inc.)	53,500	52,200	50,900	49,700	48,500
Gross Profit (GP)	60,720	64,490	67,700	80,200	108,000
(Loss) contribution vs highest GP	(49,280)	(45,510)	(42,300)	(29,800)	(2,000)

During fiscal 2005, monthly average translation rates between Canadian and United States dollars have ranged from a low of: $CAD1.10: $US1.0 to a high of $CAD1.17: $US1.0. Approximately $7,000 (58%) (2005 - $25,000 (68%)) of the Company's sales revenues was transacted in US dollars.

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

(b)  Management's annual report on internal control over financial reporting.  Not required as the Registrant is a Foreign Private Issuer.

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

Item 19. Exhibits.

Index of Exhibits attached:

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Diamant ART Corporation:

/s/ Simon Meredith

/s/ Michel van Herreweghe

Simon Meredith

Michel van Herreweghe

President

Chairman

May 29 , 2007

May 29 , 2007

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit #	Item	Description
1	Exhibit	Certifications By Company Chief Executive Officer And Chief Operating Officer
2	Exhibit	Certifications Pursuant To Sarbanes-Oxley Act Of 2002
3	Exhibit	Annual Financial Statements For The Years Ending November 30, 2005, 2004 & 2003 Audit Opinion, Danziger & Hochman – 2005 & 2004 Audit Opinion, Armstrong Szewczyk Goodman Tobias – 2003

Exhibits attached to Annual Report dated November 30, 2004, and included herein by reference.
6	Exhibit	Articles of Incorporation – 01.24.86 • Xerart Corporation
7	Exhibit	Articles of Amendment – 11.18.86
8	Exhibit	Articles of Amendment – 02.27.87
9	Exhibit	Articles of Amendment – 10.08.87 • Name Change Artagraph Reproduction Technology Incorporated
10	Exhibit	Articles of Amendment – 08.09.89 • To Articles of Amendment – 10.08.87
11	Exhibit	Articles of Amendment – 07.24.92 • Creation of Class "A" Preference Shares
12	Exhibit	Articles of Amendment – 09.01.92 • Class "A" Preference Shares
13	Exhibit	Articles Of Amendment – 09.08.92 • Fix Class "A" Preference Series 1 At 875,000 Shares And Conversion Rights To Common Shares
14	Exhibit	Articles Of Amendment – 07.14.98 • Name Change A.R.T. International Inc. • Consolidation Of Common Shares 250:1 • New Class "B" Preference Shares • New Class "A" Common Shares
15	Exhibit	Articles Of Amendment – 07.17.00 • Conversion Of Class "A" Preference Shares, Series 1 & 2
16	Exhibit	Articles Of Amendment – 05.26.03 • Name Change Art International Corporation • 100:1 Consolidation Of Common Shares • Conversion Right Of Class "C" Common To 100 Common Shares
17	Exhibit	Articles Of Amendment – 11.22.04 • Name Change Diamant Art Corporation • Deleting Class "A" Preference Shares • Deleting Class "B" Preference Shares
18	Exhibit	Distribution Agreement With Presidential Holdings, Dated March 8, 2005
19	Exhibit	Distribution Agreement With Victory Packaging, Dated March 1, 2005
20	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 24, 2004 • Canada
21	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 28, 2004 • United States
22	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated November 15, 2004 • Mexico
23	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated March 23, 2005 • Bahamas