Form 20-F
period 2007-11-30
DIAMANT ART CORP
filed 2008-06-13
CIK 810269

 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 For the fiscal year ended November 30, 2007

Commission’s file number 000-16008

DIAMANT ART CORPORATION
[formerly ART INTERNATIONAL CORPORATION]

Ontario, Canada	98-0082514
(Jurisdiction of incorporation or organization)	(I.R.S Number)

1801, unit 16, Wentworth Street, Whitby, Ontario, Canada (905) 477-0252
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.:

- NONE -

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

- NONE -
(Title of Class)

As of November 30, 2007, the number of shares of Common Stock outstanding was 2,138,110,914

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                                No ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☒                                Item 18 ☐

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes ☒                                No ☐

TABLE OF CONTENTS

			Page
PART I
Item	1	Identity of Directors, Senior Management and Advisors	4
Item	2	Offer Statistics and Expected Timetable	4
Item	3	Key Information	4
Item	4	Information on the Company	7
Item	5	Operating and Financial Review and Prospects	14
Item	6	Directors, Senior Management and Employees	26
Item	7	Major Shareholders and Related Party Transactions	29
Item	8	Financial Information	29
Item	9	The Offer and Listing	30
Item	10	Additional Information	31
Item	11	Qualitative and Quantitative Disclosures about Market Risk	37
Item	12	Description of Securities Other than Equity Securities	37
PART II
Item	13	Defaults, Dividends Arrearages and Delinquencies	39
Item	14	Material Modifications to the Rights of Security Holders and Use of Proceeds	39
Item	15	Controls and Procedures	39
Item	16	[Reserved]	39
Item	16A	Audit Committee Financial Expert	40
Item	16B	Code of Ethics	40
Item	16C	Principal Accountant Fees and Services	40
Item	16D	Exemptions from the Listing Standards for Audit Committees	40
Item	16E	Purchase of Equity Securities by the Issuer and Affiliated Purchasers	40
PART III
Item	17	Financial Statements	41
Item	18	Financial Statements	41
Item	19	Exhibits	42

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

Item 3. Key Information

A.

Selected financial data.

The following presents selected financial data for the Company in Canadian dollars and in accordance with Canadian Generally Accepted Accounting Principles (“CDN-GAAP”). It should be read in conjunction with the separate financial statements of the Company and related notes included elsewhere herein, which were prepared under CDN-GAAP. This financial data should be compared to the Company’s Audited Financial Statements and the reconciliation of the financial information presented between CDN-GAAP and US-GAAP. The financial data as of November 30, 2007 and for the four previous fiscal years has been derived from financial statements of the Company that have been examined by independent chartered accountants in Canada.

Extracts from audited financial statements.	November 30	November 30	November 30	November 30	November 30
	2007	2006	2005	2004	2003
Summary of operations:
Sales	340,748	12,167	31,932	62,066	83,450
Cost of goods sold	470,641	289,339	261,432	209,353	218,956
Gross profit / (loss)	(129,893)	(277,172)	(229,500)	(147,288)	(135,506)
Depreciation and amortization	1,155	15,058	24,375	4,493	5,616
Selling, general and administrative expenses	250,528	227,448	223,218	211,813	274,829
Interest and finance expense	34,335	35,979	40,955	41,045	40,921
Operating loss	(415,912)	(555,657)	(518,048)	(404,638)	(456,872)
Foreign Exchange Gain	109,093	10,238	19,175	75,761	165,546
Net loss	(306,818)	(545,419)	(498,873)	(328,877)	(291,326)
Net loss per common share (1)	(0.0002)	(0.0008)	(0.0029)	(0.0198)	(0.1693)
Weighted ave. number common shares o/s (4)(5)	1,620,398,654	698,687,695	171,894,325	16,623,078	1,720,778
Summary of balance sheet data:
Current assets	23,474	108,695	181,774	53,904	76,580
Total assets	28,090	114,465	202,602	71,876	99,045
Current liabilities	1,102,490	1,190,881	1,205,599	1,334,000	1,472,792
Total liabilities	1,102,490	1,190,881	1,205,599	1,334,000	1,472,792
Share capital	13,249,553	12,940,719	12,468,719	11,710,719	11,270,218
Contributed surplus (6)	11,775,000	11,775,000	11,775,000	11,775,000	11,775,000
Accumulated deficit	(26,098,953)	(25,792,135)	(25,246,716)	(24,747,843)	(24,418,965)

Shareholders’ (Deficit) Equity	(1,074,400)	(1,076,416)	(1,002,997)	(1,262,124)	(1,373,747)
Under U.S. GAAP
Net loss	(306,819)	(545,419)	(498,873)	(328,878)	(291,326)
Net loss per common share	(0.0002)	(0.0008)	(0.0029)	(0.0198)	(0.1693)
Share capital (2)	15,291,096	14,982,262	13,852,262	12,636,761	13,311,761
Accumulated deficit (2)	(28,140,497)	(27,833,678)	(27,288,259)	(26,789,386)	(26,460,508)
Shareholders’ (Deficit) Equity	(1,074,400)	(1,076,416)	(1,002,997)	(1,262,124)	(1,373,747)
Ave. annual exch.rates $1US = Canadian $ (3)	1.0000	1.1341	1.2116	1.3015	1.4015

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

Month	Dec 06	Jan 07	Feb 07	Mar 07	Apr 07	May 07	Jun 07	Jul 07	Aug 07	Sep 07	Oct 07	Nov 07
High	1.1548	1.1789	1.1735	1.1709	1.1371	1.0981	1.0684	1.0538	1.0627	1.0287	0.9786	0.9716
Low	1.1494	1.1732	1.1683	1.1660	1.1320	1.0929	1.0621	1.0478	1.0542	1.0222	0.9725	0.9617

The closing daily exchange rate for 1 United States dollar expressed in Canadian dollars for April 30, 2008 was 1.0131.

(4)

Effective May 2003, the shareholders of the Corporation voted unanimously to consolidate the common shares on the basis of 100:1.

(5)

Effective October 29, 2004 the Corporation declared a 2-for-1 stock-dividend (which had the equivalent impact on the number of outstanding common shares as a 2:1 stock split); the prior years’ numbers have been adjusted to reflect this split.

(6)

 There is a difference between U.S. GAAP and Canadian GAAP for contributed surplus with respect to terminology. Under U.S. GAAP, contributed surplus is called "additional paid in capital".

(7)

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at November 30, 2007, 2006, 2005, 2004, and 2003, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

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

D.

Risk factors.

1)

THERE IS SIGNIFICANT DOUBT THAT THE COMPANY IS A GOING CONCERN – As reported by our independent chartered accountants in the accompanying audited financial statements have been prepared on the basis of accounting principles applicable to a going concern, meaning that the Company will be able to realize its assets and discharge its liabilities in the normal course of operations. However, the use of generally accepted accounting principles that are applicable to a going concern is potentially inappropriate because there is significant doubt about the appropriateness of the going concern assumption. Given the accumulation of operating losses $26,098,953 and the deficiency of working capital, $1,079,017 at November 30, 2007 the Company’s ability to realize its assets and discharge its liabilities is dependent upon the attainment of profitable operations, the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company raising additional long-term financing either from its own resources or from third parties, and the continued cooperative support of its creditors. The financial statements do not reflect adjustments that might be necessary should profits not be attained, or should their be a failure of short term and long term efforts to raise capital, or should the cooperative support not be continued. See Note 1 to the audited consolidated financial statements "DESCRIPTION OF BUSINESS, BASIS OF PRESENTATION AND GOING CONCERN" attached as Exhibit 3 hereto.

2)

THE SECURED NOTE HOLDERS OF THE COMPANY MAY NOT RENEW AND EXTEND REPAYMENT TERMS. – The Company is in default under its extended repayment terms. In addition, one Note Holder commenced proceedings against the Company, in 1999 and 2000 in the State of New York and Province of Ontario, respectively. In both cases the Company had counter-claimed, and in both cases the plaintiff has filed for discontinuance without prejudice. We cannot be assured that the Note Holders will agree to further credit extensions, or that the Company would be able to pay them or in the case of further actions by the Note Holder(s) to enforce payment, that the Company could mount a successful defense. Currently, there is no formal supplementary agreement for credit extension or waiver of the Note Holders’ remedies under the security agreement between the Note Holders and the Company. The overdue balance owed to note holders is $678,708 at November 30, 2007 (2006 - $739,843) notwithstanding the additional year of accrued interest, the increase of the valuation of the Canadian currency against the US currency more than offset and therefore in Canadian (reporting) dollars the liability to note holders decreased)).

3)

WE RELY UPON THE CONTINUING SUPPORT OF TRADE CREDITORS. – There is no assurance that the trade creditors will continue to cooperate with the Company, which could jeopardize its future ability to obtain products and services and negatively impact operations in a material way. The overdue balance owed to trade creditors that is not current is $342,103 at November 30, 2007.

4)

IF WE ARE UNABLE TO PROCURE ON-GOING SUPPLIES &/OR PRODUCTS THAT MEET CUSTOMER SPECIFICATIONS’ OF FILM PACKAGING FROM OUR EUROPEAN SUPPLIERS, WE WILL FAIL TO COMMERCIALIZE OUR OPPORTUNITIES IN OUR FILM PACKAGING BUSINESSES – The Company is totally reliant on its European suppliers for Diamant film and Bio-degradable pallet wrap. In Fiscal 2007, the Company secured initial commercial orders for Diamant film and Bio-degradable pallet-wrap of $54,578 and $273,620 respectively. In both cases the Company was required to prepay deposits to its suppliers. The supplied DIAMANT film product failed to meet the required specifications of one food producer and future orders were not forthcoming. Failure by the Company to obtain consistent quality and timely supply form European sources to fill orders by its North American customers will jeopardize its future chances of success in its packaging businesses.

5)

IF WE ARE UNABLE TO ACHIEVE PROFITABILITY, WE WILL CONTINUE TO RELY ON EXTERNAL FINANCING – the Company operates at a loss. During the year ended November 30, 2007 the Company was able obtain external financing under Regulation "S" offerings of advanced subscriptions, which totaled $308,834 (2006 - $472,000) (see "Note 6, Notes to the Consolidated Financial Statements" attached hereto as part of Exhibit 3). In future, our inability to raise new capital or achieve profitability could have a material adverse effect on the ability of the Company to continue operations.

6)

CERTAIN STOCKHOLDERS CAN EXERCISE SIGNIFICANT INFLUENCE OVER OUR BUSINESS AND AFFAIRS AND MAY HAVE INTERESTS THAT ARE DIFFERENT FROM THE COMMON SHAREHOLDERS. – The Company had 21,305,000 Class "C" Common shares issued and outstanding at November 30, 2007 (2006 - 12,580,000). During fiscal 2007 holders of 12,275,000 (2006 - 3,670,000) Class "C" Common share converted to 1,227,500,000 (2006 - 367,000,000) common shares. Each Class "C" Common share entitles the holder to 100 votes. The balance of un-converted Class "C" Common shares at November 30, 2007 is equivalent to 2,130,500,000 common shares on a fully diluted (converted) basis. Subsequent to the year end there were two Regulation "S" Offerings for a total of 46,600,000 Class "C" common shares (see details contained herein). Therefore, the Class "C" Common shares have approximately 6,000,000 votes, which give them the ability to obtain effective control over the Board of Directors and operations of the Company. The Class "C" Common Shares are not publicly listed or traded.

7)

THERE CAN BE NO ASSURANCE THAT WE WILL SUCCEED IN THE ART REPRODUCTION MARKETS OR THAT COMPETITORS WILL NOT PROVIDE SUCCESSFUL RIVAL PRODUCTS. -- The Company reproductions must compete with a variety of decorative art products, including products from other companies, which replicate fine art as well as original artwork from local artists and others. Small vendors can compete effectively within the marketplace while larger vendors can benefit from volume discounts. Company must competitively price its products against both the large and the small vendors to successfully build sales volume. Many companies have processes for reproducing oil paintings, including other methods of texturing their reproductions, and there are also many companies, which market art reproductions such as giclee, lithographs and serigraphs. One competitor has a competing product marketed under the brand of "Brush Strokes". That company is private and its operations are difficult to assess accurately; it appears to be satisfactorily financed and is marketing through several channels including one national furniture retailer, art publishers and a significant number of retail art dealers.

8)

FLUCTUATIONS IN CONVERSION RATE BETWEEN THE CANADIAN AND UNITED STATES DOLLARS COULD HAVE A NEGATIVE IMPACT ON OUR FINANCIAL RESULTS – The majority of Company’s revenues are exports and its invoicing is in United States dollars. The Company has experienced a strong Canadian dollar in relation to the US dollar during the current year, which negatively impacted gross margins. However, the Company benefited from the stronger Canadian dollar, during the last 5 years, as its total US liabilities as reported in Canadian dollars, have trended downward by approximately $380,000 because of unrealized exchange gains. However the reverse situation, of a weakening Canadian dollar would improve gross profit but result in more onerous US liabilities.

9)

OUR STOCK PRICE HAS BEEN VOLATILE. – The market price of our common stock has been volatile, for example between December 2006 and May 2008, the trading prices for our common shares varied between a high of $US0.0014 and a low of $US0.0003. Generally the trend of the Company’s common share prices has been downward. Fluctuations in trading price of our common stock may continue in response to a number of events and factors, which may adversely impact our ability to obtain further equity financing.

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

The Company was incorporated in Canada on January 24, 1986 under The Ontario Business Corporations Act.

The Corporate offices and operations are located at 7100 - 5 Warden Avenue, Markham, Ontario, Canada. Telephone: 905 477 0252. Subsequent to the year end, by mutual agreement and arrangement the Company and the landlord of its leased premises agreed to the early termination of the lease. Pending commencement of occupation in new lease premises on June 1, 2008, the Company placed equipment and inventories in storage. The new lease premises are located at 1801 Wentworth Ave Unit 16 Whitby Ontario, Canada – same telephone number.

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

The Company did not sell to the Museum Company during Fiscal 2007, and there is no expectation that the Corporation will resume sales to the Museum.

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

On April 18, 2005, FILM executed an out-sourcing agreement with Astron Bulk Packaging Limited (“ASTRON”), providing operation services including, receiving bulk imports and repackaging and delivery to customers.

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

In 2006 the FILM added Thailand by amendment to the July 14, 2004 Agreement.

During fiscal 2007 the Company’s exclusive rights in all territories for DIAMANT™ film were allowed to lapse, owing to the failure to meet minimum quantities in all markets. Despite earlier expectations these markets proved unwilling to switch their packaging to non-PVC cling film, primarily because of quality inconsistencies and pricing. The weakening US currency against the EURO resulted in higher landed costs and resistance to price increase wiped-out the gross margin.

The Company did receive initial orders for its Bio-degradable shrink pallet wrap film. However until the Company can source manufacturing facilities in North America the European imported products are not priced competitively.

Summary Table

The following table shows comparatives of gross revenues between the two business segments of the Corporation.

Business Segment	2007	2006	2005

Geographic Operations
One Corporate Offices & Warehouse	Ontario, Canada
Revenues
Artagraph	12,550	9,803	31,932
DIAMANT (1)	54,578	2,364	-
BIO-PLASTICS (1)	273,620	-	-

1.

Subsequent to the year end the Company recorded approximately $5,000 sales in Artagraphs, $1,000 sales revenues of Diamant Film product; and, $NIL sales revenues from its bio-degradable pallet wrap product. There is $90,400 of pending purchase orders for bio-degradable product, including a pending order of $28,000 from a global search engine company. At this time, the Company cannot forecast sales for Fiscal 2008, due to variables, including limited access to working capital and its reliance on European sources to manufacture and deliver such orders on a timely basis. Although the Company believes it has developed two promising prospective customers that have significant national sales and distribution in the United States, its above noted sales during fiscal 2007 are characterized as exploratory commercial orders by those customers.

Information concerning the principal expenditures and financing

The Company continued to face severe liquidity problems during fiscal 2007, which was due to ongoing losses and low revenues in its Artagraph business, combined with the start-up losses of FILM and BIO-PLASTICS. The ongoing business viability of the Company is in serious jeopardy, while the Company continued to rely on its creditors for continuing support.

During fiscal 2007 the Company financed general-operational cash flow short falls and the cash requirements for sales of its new packaging business from external sources of approximately $308,000 (see “Note 7, Notes to the Consolidated Financial Statements” attached hereto as part of Exhibit 3) (2006 -$472,000).  These funds were raised through advances related to Regulation “S” offerings.

During fiscal 2007, the Company completed two Regulation “S” offerings. On March 26, 2007 the Company closed a Regulation “S” offering, under which the Company had sold 16,000,000 restricted shares of Class “C” common stock. The consideration received by the Company for the sale of the shares was a total of $160,000 (or $0.01 per Class “C” common share). On July 6, 2007 the Company closed a second Regulation “S” offering, under which the Company had sold 5,000,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $100,000 (or $0.02 per Class “C” common share).

Subsequent to November 30, 2007, the Company completed one Regulation “S” offering. On January 3, 2008 the Company closed a Regulation “S” offering, under which the Company had sold 16,600,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $83,000 (or $0.005 per Class “C” common share).

Subsequent to November 30, 2007, the Company completed one Regulation “S” offering. On May 23, 2008 the Company closed a Regulation “S” offering, under which the Company had sold 30,000,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $105,000 (or $0.0035 per Class “C” common share).

The Class “C” common shares are convertible, at the owners’ option into one hundred (100) common shares per one (1) Class “C” common share. If any restrictions apply to Class “C” common shares, subject to the Regulation “S” hold period, these restrictions would still apply to the applicable common shares.

During the period ended November 30, 2007, shareholders of 12,275,000 Class “C” common shares converted their holdings into 1,227,500,000 common shares.

Approximately, $150,000 of cash has been raised in advance subscriptions subsequent to the year-end and utilized to fund ongoing general working capital requirements.

B. Business overview.

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

DIAMANT™ Film Subsidiary

The owner and inventor of DIAMANT™ film, a Swiss-based company, first achieved commercial status in 2001 after an extensive, 10-year development on resin formulations and equipment design. The major difference between the commercial markets in Europe versus the markets in North America is the mass production aspects typical of the North American industry. Consumers in the North American market prefer to purchase their food groceries in greater bulk than their European counterparts who purchase their food groceries on an almost daily basis. Acceptance by the North American mass-produced food packagers was dependant on modifying the resin formula to allow automated mass packaging. Since April 2004, the Company, with the aid of the Swiss corporation, largely achieved this initial transfer of technology to the North American markets and accommodating its market-characteristics.

The North American Industry is mature and is dominated by PVC stretch film producers. DIAMANT™ film offered a comparable alternative that provides branding differential by promising an environmental responsible product.

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

•

Addresses increased consumer concern and awareness of environmental responsibility

The Company hoped to capitalize on the advantages DIAMANT™ film to provide the foundation for a rapid expansion in North America.

Stretch film packaging is a commodity and is not sensitive to seasonality or economic recessions because foods are necessities.

The Company was wholly reliant on the single source manufacturer located in Switzerland, for product supplies. In addition, the same party is the only manufacturing source for the specialized extruder production units and associated technical knowledge. The composition of the resin is a strictly secrete formulation that is highly complex. In addition, the Swiss had to modify the formulations for the North American market to allow for automated packaging lines.

The Company operates in a highly regulated industry. DIAMANT™ film has been approved by Canadian Health Protection Branch for food contact and qualifies for U.S. Food and Drug Administration non-objection status. DIAMANT™ film has passed stringent EU guidelines and applicable laws regarding food hygiene for contact with aqueous, acidic, alcohol, oily and fatty food types. Its product is well positioned to enable the Company to parade its advantages over competing PVC stretch film packaging. The potential advantages claimed include: longer food shelf life; less food contamination; less waste – benefiting land fill sites; recycling and safe incineration, which will support its customers’ desire to minimize garbage disposal costs and further underlines its competitive price when considering the complete spectrum of costs associated with PVC.

The Company has signed two downstream distribution agreements with two corporations for the major markets in the United States of America and sought other options in Canada, Mexico, China, South Korea and Bahamas. In addition, the Company outsourced its repackaging of bulk product imports.

Despite these marketing efforts by the Company, achieving commercial sales has proved frustratingly challenging. In part the Company believes this is due to the industry’s maturity and inertia; changing brands involves significant investment of resources. Progress stalled: some customers’ mechanized wrapping systems required extensive testing; and in some instances the physical characteristics of the film needed minor adjustments. These had to be done in Switzerland.  Contribution from the two exclusive distributors in North America, PRESIDENTIAL and VICTORY proved disappointing.

Ultimately, the Company’s lack of capital frustrated its success. One prospective organic retail-customer, with national distribution through North America, was sufficiently impressed by the absence of PVC in the DIAMANT film to explore its other chemical characteristics. It required the Company to finance a number of laboratory tests to determine the level of other chemical components present in its film. The tests, which had to repeated several times due to contamination issues, proved somewhat inconclusive as they offered no finite proof that other undesired chemical levels were present or not, in less or greater levels than generally experience in other plastic-based film wrap. In part, the Company’s Swiss supplier was reluctant to divulge its formulae or pay for the production of samples to conclusively isolate and then eliminate certain undesired trace chemicals. The venture was eventually suspended as estimates of developmental costs to lead to a successful solution were projected by the laboratory in excess of $US100, 000, and the prospective customer would not provide a conditional guarantee of purchase orders in advance of a successful outcome.

During 2006 the Company unsuccessfully test-marketed DIAMANT films to consumers through a web-based distribution channel. The Company had no capital at its disposal to actively promote this channel and the Company faced logistical challenges to conform to food packaging regulations, from prospective customers. Consequently, this sales channel yielded very disappointing sales levels.

By the end of Fiscal 2006 the Company had failed to parlay its investment in DIAMANT film into commercial success. As a result the Company wrote-down its inventories of DIAMANT film by 50%. In fiscal 2007, the Company did secure purchase orders of DIAMANT film product; however 80% of theses orders contained a minor reformulation and consequently had to be ordered directly from the Swiss supplier. At the end of 2007, the Company wrote off its entire investment in all DIAMANT film products. It returned several pallets of products to Switzerland to obtain offset credits

BIO-PLASTICS.

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

During 2006, through cooperative efforts with its contacts in the industry, the Company negotiated a limited exclusive arrangement, to market any products developed by an Italian corporation, including products with EPI technology, within North America. During fiscal 2007 the Company secured an initial purchase order from Sigma Supply to purchase bio-degradable pallet wrap film that was manufactured by the Italian corporation.

Sigma Supply is a national distributor of packaging equipment and supplies.  It supplies pallet-wrap stretch film to major distributors and retailers in North America.

All manufactured sources of the Companies plastic food and pallet wrap packaging are directly impacted by world oil prices that effect base-costs of polystyrene and polyethylene raw materials. In addition, the purchase pricing is sensitive to currency fluctuations between the Canadian and United States dollars and Swiss Francs and Euro currencies. Currently the Company is effectively purchasing its product based on spot prices. Pricing has been volatile. From January to April 2007 the purchase price for the pallet wrap product spiked by approximately 20%. In the short term, the Company can only lock into fixed purchase prices for a maximum of six months, and that is dependent on its ability to forecast in terms of timing and quantities. Based on its current ad hoc purchasing methodology the Company is at risk to losses arising from supply prices driven by adverse commodity prices and currency volatility. If however the Company becomes satisfied there is a sustainable commercial market in North America for its stretch film packaging, the Company will be in a position to plan its purchasing cycles including the acquisition of applicable hedging instruments to minimize its exposure to the aforementioned risks posed by volatile markets.

C. Organizational structure.

Currently the Company has two wholly-owned subsidiaries, Diamant Film Inc and Bio-Plastics Inc.

D. Property, plants and equipment.

The Company’s executive offices, Artagraph production facility and gallery were located at 7100, unit 5, Warden Avenue, Markham, Ontario, Canada, occupying 12,000 square feet of space (approximately 4,000 sqft of offices) leased through January 31, 2009. The lease provides for a fixed annual net rental of $88,024, and 14,585 (partial only) for fiscal 2008 and 2009 respectively, excluding it’s pro rata share of taxes, insurance, building maintenance and occupancy costs (“TMI”). The gross rental cost including an estimate for TMI is approximately $130,000 per annum.

The Company believes its leased facilities are in good operating condition and adequate for its present requirements.

The Company has operated three sets of equipment for the production of Artagraphs®. This equipment has an annual capacity of approximately 60,000 to 75,000 units. In the Company’s most prolific years the maximum through-put was approximately 20,000 units. In the last couple of years the production has dwindled down to less than NIL units. The three sets of equipment were acquired from a supplier in the UK, and are customized hydraulic press-machines typical of the lamination industry. The customization incorporates a cooling cycle between each heating cycle. Local service operators readily maintain the machines and spare parts are also attainable in the local vicinity.  To bring the three machines to fully maintained running order, the Company would have to spend approximately $35,000 for parts, particularly on new cooling equipment, and to a lesser extent on the cost of out-sourced servicing on its hydraulic presses. Until the equipment is fully serviced the Company cannot produce Artagraphs®; however the Company has always maintained finish good inventories which should be adequate for current sales levels through 2-3 months.

The Company has no formal plan to provide new facilities for the packaging businesses. The Company believes current capacity requirements for customers and business partners can be sufficiently handled through imports from Italy in the foreseeable future.

Subsequent event - Effective March 31, 2008, the Company and the landlord mutually agreed to the early termination of the current lease. The Company placed non-essential equipment and inventories in storage pending relocation to new leased premises; and continued its operations from a temporary location in Markham. The Company has executed an agreement to lease new premises effective June 1, 2008 on a 24 month term; the base rent is $23,057 per annum. The new leased premises are 2,500 square feet, and are substantially warehouse & production space. The relocation prompted the Company to take the opportunity to dispose of substantial amounts of old raw materials, samples, redundant shelving, pallets and garbage, as well as cooling equipment that could not be repaired. All the old product and equipment had been written-off in prior years.

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

A. Operating results.

(i) Accounting policies critical to the reported financial results

Going Concern – as reported in the Company’s “Notes to the Consolidated Financial Statements – November 30 ,2007” the financial statements of the Company have been prepared on a going concern basis that contemplates the realization of assets and discharge of obligations in the normal course of business as they come due. The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and shareholders providing financial support short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, as reported in the Company’s financial statements, and the differences could be material. The Company’s assets have been substantially written-off or fully reserved; therefore the main components of the financial statement that would be impacted would be trade payables and the note holders.

Recently Adopted Pronouncements

General Standards of Financial Statement Presentation  In June 2007, the CICA added paragraphs to Handbook Section 1400, General Standards of Financial Statement Presentation (‘Section 1400’) to include new requirements regarding an entity’s ability to continue as a going concern.  The additions to Section 1400 apply to interim and annual financial statements relating to fiscal year beginning on or after January 1, 2008. Earlier adoption is encouraged. The adoption of this standard did not have a material effect on the Company's financial position and results of operations for any of the fiscal years presented.

Non-Monetary Transactions Effective January 1, 2006, the Company adopted CICA Handbook Section 3831, Non-monetary Transactions.  This standard requires all non-monetary transactions to be measured at fair value unless they meet one of four very specific criteria.  Commercial substance replaces culmination of the earnings process as the test for fair value measurement.  A transaction has commercial substance if it causes an identifiable and measurable change in the economic circumstances of the entity. Commercial substance is a function of the cash flows expected by the reporting entity. The adoption of this standard did not have a material effect on the Company's financial position and results of operations for any of the fiscal years presented.

Cash Flow Statements In March 2007, the CICA amended Handbook Section 1540, Cash Flow Statements (‘Section 1540’). Paragraph 1540.55 was amended such that cash distributions on financial instruments classified as equity, and the distributions are determined in accordance with a contractual agreement or relevant constating documents now require disclosure of the extent to which cash distributions are nondiscretionary. The adoption of this amended standard did not have a material effect on the Company's financial position and results of operations for any of the fiscal years presented.

Financial Instruments  On December 1, 2006, the Company adopted CICA Handbook Sections 1530, Comprehensive Income (‘Section 1530’); Section 3251, Equity (‘Section 3251’); Section 3855, Financial Instruments - Recognition and Measurement (‘Section 3855’), Section 3861, Financial Instruments - Disclosure and Presentation (‘Section 3861’) and Section 3865, Hedges (‘Section 3865’).

Section 1530 establishes standards for reporting and presenting comprehensive income, which is the change in equity from transactions and other events during a period from non-owner sources.  Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with GAAP.  The adoption of Section 1530 did not have a material effect on the Company’s financial position and results of operations for the fiscal years ended November 30, 2007 and 2006.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives, and specifies the information that should be disclosed about them. Section 3865 describes when and how hedge accounting can be applied as well as the disclosure requirements. Hedge accounting enables the recording of gains, losses, revenues and expenses from derivative financial instruments in the same periods as those related to the hedged items. The adoption of Sections 3861, 3865 and 3251 did not have a material effect on the Company’s financial position and results of operations for the fiscal years ended November 30, 2007 and 2006.

Section 3855 defines the terms ‘financial instrument,’ ‘financial asset’ and ‘financial liability.’  Under Section 3855, financial assets must be classified into one of four categories: held-for-trading, held to-maturity, loans and receivables and available-for-sale; financial liabilities must be classified into one of two categories: held-for-trading and other financial liabilities.  All derivative instruments, including those that are embedded in, but not closely related to, another contract must be classified as held-for-trading.  All financial instruments, including derivatives, are measured at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost, using the effective interest method where applicable.  Subsequent measurement and changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net earnings.  Under the adoption of these new standards, the Company designated accounts receivable as loans and receivables, which are measured at amortized cost, and accounts payable and accrued liabilities and notes payable as other financial liabilities, which are measured at amortized cost.  The adoption of these standards did not have a material effect on the Company's financial position and results of operations for any of the fiscal years presented.

Future Pronouncements

Inventories  In June 2007, the CICA issued Handbook Section 3031 Inventories (‘Section 3031’).  This section supersedes CICA Handbook Section 3030 Inventories, and is based on International Financial Reporting Standard IAS 2, ‘Inventories.’  The Section prescribes the accounting treatment for inventories and applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Earlier adoption is encouraged. The Company is currently evaluating the impact of this standard on its financial position, results of operations and cash flows. The Company does not anticipate that the application of Section 3031 will have a material impact on its financial position and results of operations.

Financial instruments – disclosures and presentation In December 2006, the CICA issued Handbook Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation. These two new sections replace Section 3861, Financial Instruments – Disclosure and Presentation, which was adopted by the Company in fiscal 2007.  Section 3862 includes a complete set of disclosure requirements for financial instruments that revise and enhance the disclosure requirements in Section 3861. Section 3863 contains the standards for presentation of financial instruments and non-financial derivatives and is essentially consistent with the presentation requirements currently found in Section 3861. These two new sections apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  The Company does not anticipate that the application of these Sections will have a material impact on its financial position and results of operations.

Capital disclosures In December 2006, the CICA issued Handbook Section 1535, Capital Disclosures. This new guidance establishes standards for disclosing information about an entity’s capital and how it is managed. This section requires the disclosure of an entity’s objectives, policies and processes for managing capital and information regarding an entity’s compliance or non-compliance with any capital requirements. Section 1535 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007.  This standard affects disclosure only.

Goodwill and intangible assets  In January 2008, the CICA issued Handbook section 3064, Goodwill and Intangible Assets, which will replace Section 3062, Goodwill and Other Intangible Assets.  The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed.  This standard will apply to the Company’s interim and annual financial statements beginning January 1, 2009.  The Company has not yet determined what the impact of adopting this standard will have on the Company’s consolidated financial statements.

Inventories

Artagraph – Fine art reproductions

In the past, the Corporation has reported significant inventory levels on its balance sheets of several $100,000. The reported value of inventory in the balance sheet for November 30, 2007 is $NIL, which is consistent with its reporting on fiscal 2006, for the reason that the on-hand inventory has been written off, because of very low to zero sales experienced by the Company for virtually all its images.

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

Additionally, mechanized food wrapping lines operated by food packers have varying configurations of packaging equipment and operating characteristics. Consequently, when the Company acquired its initial commercial orders subsequent to the year-end, the DIAMANT film for one meat packer had to be modified to conform to that customer’s operation specifications, and the modified DIAMANT film had to be ordered from the Swiss manufacturer. After testing the initial deliveries of orders in fiscal 2007 the meat packer determined the tolerances on the DIAMANT film, particularly when stored in freezers, were too inflexible and prematurely cancelled the remaining orders that were in transit (see section (ii) “Year ended November 30, 2007, compared with year ended November 30, 2006”).

With the advent of the Company’s new Bio-degradable flexible packaging, the Company faces additional challenges in the management of inventory products with finite shelf life characteristics. Management anticipates that future inventories of Bio-degradable packaging will involve significant judgement by management in the application of its applicable valuation policies.

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

(ii) Operating Results

Year ended November 30, 2007, compared with year ended November 30, 2006

General & Summary

Sales revenues in fiscal 2007 were the highest revenues in the last five years. The increased revenues were driven by initial sales in the Bio degradable business. Consolidated revenues grew by a multiple of 27-times over consolidated sales revenues of $12,167 (for fiscal 2006) to $340,748 for the year ended November 30, 2007.

The gross loss decreased 53% year over year from $277,172 (fiscal 2006) to $129,893 (fiscal 2007). Despite the higher sales the gross profit margin contribution on the Bio degradable product lines was only 3% (of sales) or $8,025 before overhead allocation. The other two business units, Artagraph and DIAMANT Film, generated gross profit contribution of $4,881 (38% gross margin) and gross loss contribution of $52,724 respectively before overhead allocation. The loss on DIAMANT Film was principally caused by the $60,780 write-off of the remaining book inventories. Overhead allocations, principally for fixed occupancy costs added additional charges to increase the overall gross loss.

Selling, general and administrative expenses increased by 10% from $227,172 to $250,528 mainly due to lower allocations of wages and benefits to cost of sales.

The Company recorded an unrealized gain under Canadian GAAP for foreign exchange of $109,093 (2006 - $10,238). The unrealized gain arises on the Company’s recorded US-dollar current liabilities in trade payables and notes payable that remain 100% unpaid from the previous balance sheet date of November 30, 2006. At the current balance sheet date, November 30 2007, the Canadian dollar and United States dollar were at par and the exchange premium, previously recorded by the Company to adjust its United States dollar denominated liabilities to the reported Canadian dollar liabilities, of $111,019 was reversed.

Other expenses – interest expense that was accrued on the notes payable was $34,335 and was in-line with the previous fiscal year of $35,979 and the variance is solely a function of the exchange differences between the US dollar denominated note interest charges and the reporting currency in Canadian dollars. Amortization was down from $15,058 to $1,155 because only minor net book values remain on the Companies reported capital assets.

Net loss at $306,818 was down from net loss at $505,419 mainly due to the aforementioned reduction in gross loss and the unrealized foreign exchange.

Sales revenues

The following table summaries sales revenues by business unit and the extent of the Company’s reliance on major customers:

	2007	%	2006	%	2005	%
Artagraphs
- Total Sales revenues*	12,550	100%	9,803	100%	$31,932	100%
- Sales - top ranked Customer	3,259	26%	2,900	30%	$12,420	39%
DIAMANT Film
- Total Sales revenues*	54,578	100%	2,364	100%	NIL
- Sales - top ranked Customer	33,378	61%	-
Bio-plastics
- Total Sales revenues*	273,620	100%	NIL		NIL
- Sales - top ranked Customer	201,419	74%	-
Sales to US customers		* %
- Artagraph	3,988	32%
- DIAMANT Film	54,275	99%
- Bio-Plastics	273,620	100%

Artagraph – Fine art reproductions

Sales revenues increased 28% from fiscal 2006 levels. Future sales of Artagraphs will likely decline as inventories of finished goods are depleted. Until the Company can allocated approximately $35,000 – 55,000 from its limited cash flows to purchase new cooling equipment and perform maintenance on its production line it cannot manufacture additional finished goods.

Historically the Company has operated with a two-tier sales price list for its Artagraph products. The Company’s sales price lists are based in United States Dollars and have not been modified for over five years. The two-tier price system was originally designed to accommodate distributors and dealers, national retail chains and individual / regional gallery operators respectively. In recent years the distinction between distributor and dealer has become blurred. In part, this was because the Company’s only national customer has reduced the number of stores it operated through by over 60%. Related to this, major galleries that the Company sells to are able to command distributor-level prices because of intense pricing competition from competitor-suppliers of fine-art printed images. Competitive initiatives focus on brand differentiation, consumer-buying patterns due to trends in colour, and image-subject and framing products. In the last three years the Company has sold its catalogue product at the distributor’s price-level. The distributor sales price lists maintained by the Company range from $US75 to $US300, which represents the range from an unframed image to the highest priced frame image. The average selling price in the last five years has consistently been in the region of $US175 - 200.  The pricing of specific catalogue images (framed or unframed) has remained constant within this time frame. Sales revenue declines are entirely due to falling unit sales.

Flexible Packaging - DIAMANT – non-PVC stretch food wrap, & Bio-degradable – pallet wrap.

The DIAMANT film is sold to mechanized food packers in 5,000ft rolls in a variety of widths from 12 through 24 inches. The hand wrap DIAMANT film is sold in 2,000ft rolls in 12 and 18 inch widths. In addition there are a number of different gauges offered in the 5000ft rolls. Prices have varied depending largely on what the market can bare.  Sales prices for 5000ft rolls range from $50 upward to $75. Sales prices in the hand wrap rolls vary from a low of $18 through to a maximum of $28 per roll. Due to the sporadic and limited sales quantities the Company has not realized gross margin at the current prices.

The Company’s DIAMANT Film sales began with some limited sales to 2 principle customers that accounted for over 90% of total sales of this product. The product is 100% procured from a proprietary source in Switzerland. As discussed elsewhere in the Form 20-F the specifications of the DIAMANT Film  have had to be continually modified for different packaging lines and other factors relating to the food industry. The primary customer who ordered the DIAMANT Film required characteristics for deep freezing that the Swiss supplier was unable to satisfy. Consequently after receiving initial deliveries the customer notified the Company that it was cancelling future deliveries. No further orders were received and the Company anticipates no future sales to this customer. The other major customer, a global internet search company, utilized the DIAMANT film for packaging within its corporate cafeteria facilities. When the Company announced its bio-degradable packaging lines supplied from its proprietary Italian source, the customer switch to the preferred bio-degradable brand. Consequently, by year end there were no corporate customers remaining and only limited sales activities are on-going through the Company’s website portal. All contracts with the Swiss supplier and the exclusive territories have lapsed.

The Company sells its Bio-degradable pallet wrap film in rolls of 1,500 feet and 5,000 feet. Roll widths vary from 12 to 20 inches.

Selling prices per roll range from $US11 for the narrow 1,500 foot roll to $US49 for the widest 5,000 foot roll. The product is manufactured in Italy, utilizing a bio-degradable additive that Bio-Plastics was a party to procuring from a North American source. Currently the Company is selling product to a major packaging distributor in the United States. The selling prices reflect what the market can bear and are being supported by the Italian supplier in order to build brand awareness. Sales orders are typically completed by the container-load and the Company is shipping several hundreds of the different roll sizes in each delivery. A typical sales order averages $US35,000 – 70,000.

Gross Loss

In fiscal 2007 a principal contribution to the gross loss was that fixed overheads, mainly occupancy costs including  rent of $89,457 and plant salaries and benefits of $26,596 exceeded any gross margin contribution (sales revenues less direct product costs) by several multiples.

Gross margin on Artagraph product in 2007 is artificially high as the underlying carried cost of finished goods, not including frames that are only purchased for confirmed orders, was written off in 2005. Generally, gross margins have been declining as sales revenues are mainly in US dollars, and US sales prices have not been changed in five years or more, so the strengthening Canadian dollar has reduced margin by 50%.  Other than frames that are ordered on a just in time basis to fill confirmed orders, the principal components purchased by the company are printing services, PVC and canvas. These principal products and services have not been purchased for several years; the Company has completed all orders from on-hand raw materials and work in process inventories. Current pricing for new supplies of raw materials and printing are likely to have increased; PVC is an oil-based product. The likelihood is that the historic gross margin, which exceeded 60% and that was enjoyed by the Company in the past, is not attainable in the future.

Gross margins on the flexible packaging have varied because the Company has attempted to price close to its competition and has had to purchase supplies from European sources on an ad hoc basis. Management have not been able to forecast sales and COGS has been negatively impacted by rising oil prices and a weakening US dollar against other major currencies. The Company’s expectation is that gross margins will likely range around 5% although this will improve if the product is manufactured in North America.

During the year, in an effort to conserve costs and its limited cash reserves, the Company implemented a temporary lay-off of 100% the production employees. Under Canadian labour, employment insurance regulations, the Company can temporarily lay-off “qualifying” employees for a maximum of 35 weeks in a 52 week period, provided the Company continues to cover the Company portion of group insurance premiums. The employees are covered under the government administered employment insurance on an expedited basis. The Company was able to conserve approximately $4 – 6,000 of wages on a monthly basis. The production employees were laid off and then recalled March 2007 through November 2007 respectively. Subsequently all warehouse employees were terminated by March 2008. The packing materials are shipped directly from the European suppliers to the customers. Deliveries of Artagraph product are handled by office employees and supplemented by temporary contract labour on an as needed basis.

Selling, General & Administration Expenses

Fiscal 2007, selling, general and administrative expenses remained similar at $250,932 compared to $227,449 in fiscal 2006. The major components are salaries and benefits, professional fees, public relations and filing and, a bad debt cost (only 2007) of $23,000 one customer in the DIAMANT Film. Allocation of salary and benefit costs from overheads to cost of sales was diminished by approximately $26,000 in fiscal 2007. In fiscal 2006 there was no bad debt expense, however professional fee costs were $25,000 higher than the current year. Otherwise costs were comparable year over year.

Other Income and Expenses

In fiscal 2007 the Company recorded a gain on foreign exchange of $109,093 (2006 - $10,238 gain). The gain arises because the Company’s US denominated liabilities are reported, in its annual audited financial statements under Canadian GAAP, in Canadian dollars and during fiscal 2007 the Canadian dollar currency continued to strengthen against the US dollar; at November 30, 2007 the closing conversion rate for US and Canadian dollar currencies reported by the Bank of Canada was par $CAD1.00:$US1.00 (2006 $CAD1.13:$US1.00). The US dollar denominated payables $783,048 remained unpaid from November 2006 through fiscal 2007 to November 2007; the exchange premium of $111,350 booked by the Company at November 30 2006, to revalue its US liabilities in terms of Canadian reported dollars, reversed by November 30, 2007 and was credited against the operating losses (see also table in Item 11(a) Quantitative information about market risk on currency exchange). A realized exchange loss of $13,483 on sales of packaging product to the Company’s US customers was reported in selling costs.

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

The effect of such differences on the Company’s balance sheet and statement of loss would be as follows:

	2007	2006	2005

a) Capital stock – Canadian GAAP	13,249,553	12,940,719	11,810,719
Share issue cost	2,041,543	2,041,543	2,041,543

Capital stock – U.S. GAAP	15,291,096	14,982,262	13,852,262

b) Accumulated deficit – Canadian GAAP	(26.098,954)	(25,792,136)	25,246,716
Share issue cost	2,041,543	2,041,543	2,041,543

Accumulated deficit – U.S. GAAP	(28,140,497)	(27,833,679)	27,288,259

Statement of Loss	2007	2006	2005

Net loss – US & Canadian GAAP	(306,819)	(545,419)	498,873

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

Sales revenues fell 62% from fiscal 2005 levels, continuing the recent downward trend.

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

Subsequent to the 2006 year end the Company secured an order for approximately 22,000,000ft of pallet wrap. The order was from Sigma Supply Inc. In addition, the Company received its first commercial orders for its DIAMANT film. The Company sold approximately 500 rolls of DIAMANT hand wrap film from its inventory. A second order, of 5000ft rolls, from another customer in the meat packing business had to be ordered from the Swiss corporation as the film characteristics required modification. In total, these three orders were approximately $250.000 of sales revenues.

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

Subsequent to the 2006 year end, in an effort to conserve cash flow, the Company has implemented a temporary lay-off of the production employees. Under Canadian labour, employment insurance regulations, the Company can temporarily lay-off “qualifying” employees for a maximum of 35 weeks in a 52 week period, provided the Company continues to cover the Company portion of group insurance premiums. The employees are covered under the employment insurance on an expedited basis. The Company is conserving approximately $5 – 6,000 of wages on a monthly basis.

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

The effect of such differences on the Company’s balance sheet and statement of loss would be as follows:

	2006	2005	2004

a) Capital stock – Canadian GAAP	12,940,719	$11,810,719	$10,595,218
Share issue cost	2,041,543	2,041,543	2,041,543

Capital stock – U.S. GAAP	14,982,262	$13,852,262	$12,636,761

b) Accumulated deficit – Canadian GAAP	(25,792,136)	$25,246,716	$24,747,843
Share issue cost	2,041,543	2,041,543	2,041,543

Accumulated deficit – U.S. GAAP	(27,833,679)	$27,288,259	$26,789,386

Statement of Loss	2006	2005	2004

Net loss – US & Canadian GAAP	(545,419)	$498,873	$328,877

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

B. Liquidity and capital resources.

Year ended November 30, 2007, compared with year ended November 30, 2006

As noted in the auditors report attached with the consolidated financial statements of the Company, as at November 30, 2007 and described in the Notes to the Consolidated Financial Statements, Note 1. “Going Concern”:

The Company has incurred several years of losses and, during 2007, utilized $328,569 (2006 - $461,257) of cash in operations. At November 30, 2007, the Company reported a deficit of $26,098,953 (2006 - $25,792,135) and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt as to the ability of the Company to continue in business and meet its obligations as they come due.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from other third parties, and the Company achieving profitable operations. In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in the Companies Consolidated Financial Statements for the year ended November 30, 2007, could be material.

The Company can provide no assurance that it will be able to obtain additional working capital from the sale of its equity, or borrow funds from traditional lending sources or from any person who has advanced, or may be interested in advancing funds to the Company. If the Company is able to raise additional funds from the sale of its equity, substantial dilution to the interests and voting rights of current equity holders will likely occur. If the Company is unable to substantially increase sales from the level experienced in 2007, or obtain additional working capital from loans or from the sale of its equity, this could have a material adverse effect on the ability of the Company to continue its operations. In this event, we may have to re-evaluate all aspects of our business.

The outstanding common shares at November 30, 2007 were 2,138,110,914 (2006 – 910,610,914); and, the outstanding Class “C” common shares at November 30, 2007 was 21,305,000 (2006 – 12,580,000). Subsequent to the year end, on January 3, 2008, the Company issued 16,600,000 restricted Class “C” common shares. Each Class “C” common share can convert 100 common shares. Therefore on a fully diluted basis the number of outstanding common shares is 5,928,610,910.

On March 26, 2007 the Company closed a Regulation “S” offering, under which the Company had sold 16,000,000 restricted shares of class “C” common shares. The consideration received for the sale of these shares was a total of $160,000, cash.

On July 6, 2007 the Company closed a second Regulation “S” offering, under which the Company had sold 5,000,000 restricted shares of class “C” common shares. The consideration received for the sale of these shares was a total of $100,000, cash.

Subsequent to November 30, 2007:

The Company completed one Regulation “S” offering. On January 3, 2008 the Company closed a Regulation “S” offering, under which the Company had sold 16,600,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $83,000, cash.

The Company completed one Regulation “S” offering. On May 23, 2008 the Company closed a Regulation “S” offering, under which the Company had sold 30,000,000 restricted shares of Class “C” common shares.  The consideration received for the sale of these shares was a total of $105,000, cash.

During the period ending November 30, 2007, shareholders of 12,275,000 Class “C” common shares converted their holdings into 1,227,500,000 common shares.

Subsequent to November 30, 2007, certain shareholders of Class “C” common shares converted 14,000,000 Class “C” common shares to 1,400,000,000 common shares.

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

Balance advance subscriptions, November 30, 2006	$ -
Advances, during fiscal 2007	308,834
Issuance of Class “C” common shares	(260,000)
Balance, November 30, 2007	$48,834

The funds were used to finance on going working capital shortfalls.

Year ended November 30, 2006, compared with year ended November 30, 2005

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

D. Trend information.

Artagraph – Art Reproduction Market

The Company's future success in the marketplace will depend upon raising additional capital, creating greater awareness of its products through advertising, participation at trade shows, as well as updating and expanding its library of images and providing new point-of-sale materials. Owing to the Company's inability to finance new initiatives, or to actively participate in trade shows, or to hire dedicated sales personnel to sell to its markets, the Company continues to realize no advance in developing new opportunities, with new or existing customers and markets.

Management believes that a minimum level of capital of $1,000,000 to 1,500,000 and lead-time of a minimum six months would be required to rollout an initial market strategy. Including capital to acquire new images, print a catalogue, attend trade shows, and hire marketing and sales staff

Recent trends in the ART Market include new reproduction processes that minimize capital investment in inventory and equipment such as the giclee reproduction process. In addition, limited edition art is trending to smaller edition sizes to address consumer demand for value.  Publishers of fine art are primarily cost driven, and emphasis is placed on quality and originality from reproduction methods.  There is anticipation of growth in single or artists-publishers cooperatives, due to the affordability and “user-friendly” high-end digital wide-carriage printers. Market will remain highly fractionized because nationals and small scale shops can both compete effectively and thrive in a business with multi-medium reproduction methods and finishes.

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

The predicted growth will create an $US7bn market in the US, with a demand for 6.2bn lbs of raw materials. About 60 per cent of the raw material demand will be for plastic, Freedonia forecasts.

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

Under a long-term lease expiring January 31, 2009, the Company is obligated for minimum future lease payments, net of occupancy costs, for office, showroom and factory premises as follows:

FISCAL YEAR ENDING	AMOUNT

2008	88,024
2009	14,585

The gross rent paid in fiscal 2007 was $128,692 [2006 - $124,455]; [2005 - $124,024].

	Payments due by period
		Less			More
		than 1	1-3	3-5	than 5
Contractual Obligations	Total	year	Years(*)	years	years

Other Long-term	-	-	-	-	-
Liabilities
Long-Term Debt(1)
- Principle	$315,000	$315,000	-	-	-
- Interest	$363,708	$363,708
Operating Lease	$102,609	$88,024	$ 14,585	-	-
Total	$781,317	$766,732	$ 14,585

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

Roger Kirby, Director. -- Is President of Enviro-Lite International Inc; General Manager of Can-Am Teck Inc. 1991; Vice-President Sales for Demax Inc. 1990; President of Telephony Communications International Inc. from 1987 through 1990; President of Nickeldale Resources Inc. to November 1996. Subsequent to the year end, February 3, 2008, he became deceased

Stefan Gudmundsson, Director – President Technopac since 1991; President Trinity Plastics Inc. 1989 – 1991. Over thirty (30) years experience working in plastic packaging.

B.

Compensation.

The following table sets forth the aggregate cash compensation paid for services rendered to the Company during the last three fiscal years by all individuals who served as the Company’s Officers and Directors during each fiscal year.

(In Canadian Dollars)
	Annual Compensation				Long-Term Compensation Awards
Name and Principal Position	Year	Salary($)	Bonus($)	Other Annual Compensation($)	Restricted Stock Awards ($)	Securities Underlying Options (#)	All Other Compensation ($)
Simon Meredith President(1)	2007 2006 2005	-- -- --	-- -- --	13,500 39,000 39,000	-- -- --	-- -- --	-- -- --
Michel van Herreweghe, Chairman	2007 2006 2005	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --
Roger Kirby, Director	2007 2006 2005	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --	-- -- --
Stefan Gudmundsson, President Diamant Film Inc., Director(2)	2007 2006 2005	-- -- --	-- -- --	-- -- 60,000	-- -- --	-- -- --	-- -- --

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

On November 19, 2004, the Company held an Annual, General and Special Meeting of Shareholders at the Corporation’s previous corporate offices located at 5-7100 Warden Avenue, Markham, Ontario, Canada. At that meeting Simon Meredith, Michel Van Herreweghe, Roger Kirby, Stephan Gudmundsson were elected as Directors of the Corporation to hold office until the next Annual Meeting or until their successors are elected or appointed

2.  Details of directors service contracts with the company or any of its subsidiaries providing for benefits upon termination of employment or an appropriate negative statement.

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

The Audit Committee.

The Company has a separately designated standing Audit Committee established in accordance with Section 3(a) (58) (A) of the Securities Exchange Act of 1934. The members of the Audit Committee are Michel Van Herreweghe and Simon Meredith. The Company's Board of Directors has determined that Simon Meredith is an audit committee financial expert as defined by Item 401(h) of Regulation S-K of the Securities Exchange Act of 1934.

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

D. Employees.

We believe that the Company has satisfactory relations with our employees.

Category	2007 Total	2007 ART	2007 FILM	2006	2005
Management	3	2	1	3	3
Administration / Sales	1	1	0	2	2
Manufacturing	0	0	0	3	3
Part Time	5	3	2	1	1
Totals	9	6	3	9	9

The Corporation has no unionized employees. Several employees have worked for the Corporation between 10 and 15 years.

During the year, in an effort to conserve costs and its limited cash reserves, the Company implemented a temporary lay-off of 100% the production employees. Under Canadian labour, employment insurance regulations, the Company can temporarily lay-off “qualifying” employees for a maximum of 35 weeks in a 52 week period, provided the Company continues to cover the Company portion of group insurance premiums. The employees are covered under the government administered employment insurance on an expedited basis. The Company was able to conserve approximately $5 – 6,000 of wages on a monthly basis. The production employees were laid off and then recalled March 2007 through November 2007 respectively. Subsequently all warehouse employees were terminated in March 2008. The packing materials are shipped directly from the European suppliers to the customers. Delivers of Artagraph product are handled by office employees and supplemented by temporary contract labour on an as needed basis.

E. Share ownership.

The following table shows, as of May 31, 2008, the number of shares of our common stock beneficially owned by each director, any shareholder beneficially owning 5% [Nil] of the outstanding shares of our common stock, and all directors and executive officers as a group.

Name	Aggregate number Common Shares Beneficially Owned	Percentage of Outstanding Common Stock (1)
Simon Meredith President	4,000	Neg %
Michel van Herreweghe Chairman	7,200	Neg %
Stefan Gudmundsson President, FILM	0	0%
Roger Kirby Director (deceased)	200	Neg %
Directors & Officers As a group (3)	11,400	Neg %

(1)

Based on the number of shares outstanding Nov 30, 2007.

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

Item 7.Major Shareholders and Related Party Transactions

A. Major shareholders.

The outstanding common shares at November 30, 2007 were 2,138,110,914 (2006 – 910,610,914); and, the outstanding Class “C” common shares at November 30, 2007 was 21,305,000 (2006 – 12,580,000).

Subsequent to the year end, on January 3, 2008, the Company issued 16,600,000 restricted Class “C” common shares.

Subsequent to the year end, on May 23, 2008, the Company issued 30,000,000 restricted Class “C” common shares.

Each Class “C” common share can convert 100 common shares. On a fully diluted basis the number of outstanding common shares at May 31, 2008 is 8,928,610,910.

As of May 31, 2008 there were shareholders of approximately 60,000,000 Class “C” common shares, which represent 6,000,000,000 votes. The Class “C” common shareholders effectively control the operations of the Company, and the election of the board of directors.

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

Item 8.Financial Information

A.  Financial Statements and Other Financial Information

Exhibited hereto are the following audited consolidated financial statements prepared as at the last fiscal year-end,  November 30, 2007, with comparative figures shown as of  November 30, 2006  and 2005, with attached audit report;

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

As of November 30, 2007 the Company had 509 holders of record of the Common Shares as listed on the schedule provided by the Company’s transfer agent, including the DTC holding – representing approximately 800 – 900 other shareholders including brokers of record.

The following table sets forth the high and low bid quotations for the Company’s securities, as reported by The OTC Bulletin Board monthly trade and quote summary The quotations are reported quotations without retail markup, markdown or commission and may not represent actual transactions.

	Common Shares
Fiscal Year	High	Low

2003(1)
1st Quarter	--	--
2nd Quarter	1.5	0.6
3rd Quarter	1.1	0.8
4th Quarter	1.1	0.3

2004
1st Quarter	0.15	0.38
2nd Quarter	0.88	0.35
3rd Quarter	0.68	0.13
4th Quarter	0.42	0.09

2005
1st Quarter	0.1600	0.0300
2nd Quarter	0.0800	0.0300
3rd Quarter	0.1400	0.0300
4th Quarter	0.0140	0.0070

2006
1st Quarter	0.0140	0.0040
2nd Quarter	0.0058	0.0046
3rd Quarter	0.0029	0.0026
4th Quarter	0.0011	0.0008

2007
1st Quarter	0.0008	0.0005
2nd Quarter	0.0012	0.0010
3rd Quarter	0.0010	0.0008
4th Quarter	0.0010	0,0004

2008
1st Quarter	0.0014	0.0003
2nd Quarter	0,0010	0.0004

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

C. Markets.

The Company’s securities are now listed on the NASDAQ sponsored OTC Bulletin Board (symbol DIAAF), and also listed on: the Frankfurt Stock Exchange, Deutsche Börse Xetra (symbol A0DNQK) and the Berlin Stock Exchange (symbol HGH.BE).

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

Each Class C common share carries the right to one hundred (100) votes and each Common Share carries the right to one (1) vote.  There is no staggered reelection of directors.  Cumulative voting is not permitted.

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

Note: During fiscal 2007 the Company’s exclusive rights in all territories were allowed to lapse, owing to the limited success in developing these markets. Despite earlier expectations these markets proved less interested in the non-PVC Clingfilm.

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

H. Documents on display.

Any of the documents referred to above can be viewed at the Company’s Registered Office, which is located at 1801 Wentworth, Unit 16, Whitby, Ontario, Canada. All the documents are in English.

I. Subsidiary Information.

Not Applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

(a) Quantitative information about market risk.

The Corporation has exposure to currency exchange risk from its United States dollar debt and trade liabilities. The table below summarizes the principle USD$ debt arising from its notes and trade payables. In addition the Corporation has not paid any interest on its USD$ notes, which accrues annually at 10%. The total exposure to USD$ debt has increased from $559,000 to $816,695, from 2000 to 2007 respectively. The exchange rate between CAD / USD $’s has been somewhat volatile ranging from a high to low of 1.60 / 1.00 to 1.00 / 1.00. In the current fiscal year ended November 30, 2007, the Canadian dollar has continued to strengthened against the US dollar, generating the reported  exchange gain of approximately $109,000 (2006 - $10,000). In the past five years the Corporation had a maximum trade receivable in USD$ of approximately $70,000.

	Nov 30 07	Nov 30 06	Nov 30 05	Nov 30 04	Nov 30 03
Fixed Interest
10% USD Notes
Principle (USD $)	315,000	315,000	315,000	315,000	315,000
Accrued Interest (USD $)	363,708	332,208	300,708	269,208	237,708
Total US debt & unpaid interest	678,708	647,208	615,708	584,208	552,708
US$ Trade Payables	137,987	135,840	142,114	134,611	149,823
Total US liabilities	816,695	783,048	757,822	718,819	702,531
Exchange Rate USD:CAD $*	1.000	1.1422	1.1669	1.186	1.299
Total Canadian liabilities	816,695	894,398	884,302	852,519	912,588
*Exch.Rate Increase (Decrease)	(12.45)%	(2.12)%	(1.6)%	(8.7)%	(17.0)%

Conversely, a strengthening Canadian dollar has a detrimental impact on the Corporation’s profitability. The table below illustrates the impact based on the previous table’s actual exchange rates.

	2007	2006	2005	2004	2003	Bench Mark Yr 2001
Assumed sales revenues in USD	100,000	100,000	100,000	100,000	100,000	100,000
Canadian equivalents per $US 100,000	100,000	114,220	116,690	118,600	129,900	157,300
COGS, apprx. (annual 2.5% RM price-inc.)	54,800	53,500	52,200	50,900	49,700	47,300
Gross Profit (GP)	45,200	60,720	64,490	67,700	80,200	110,000
(Loss) contribution vs. highest GP	(64,800)	(49,280)	(45,510)	(42,300)	(29,800)	-

During fiscal 2007, monthly average translation rates between Canadian and United States dollars have ranged from a low of: $CAD1.10: $US1.0 to a high of $CAD1.17: $US1.0. Approximately $331,000 (97%) (2006 - $7,000 (58%)) of the Company’s sales revenues was transacted in US dollars.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

While the Company is not currently involved as defendant in any litigation, in the last 5 years certain note holders have commenced litigations in two jurisdictions. The underlying default, that the Company has failed to make payments of principal or interest, remains ongoing and therefore there is very real possibility that one or more of the Note holders may commence action against the Company, including the petitioning of the Corporation into bankruptcy. Significant developments in the last 5-10 years are summarized below.

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

The Company and the note holders did not negotiate any further extensions from fiscal 2001 through fiscal 2007; however, the note holders have made no payment demands.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

Nil - during period since December 1, 2007 to May 31, 2008.

Item 15. Controls and Procedures. (a)Disclosure Controls and Procedures.

(a) Evaluation of disclosure controls and procedures.  Our chief executive officer and principal financial “officer” have evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Exchange Act), as of the year end of November 30, 2007.  Based on such evaluation, they have concluded that as of such date, our  disclosure controls and procedures are effective and designated to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable SEC rules and forms.

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

Item 16B. Code of Ethics.

The Company has adopted a Code of Ethics that applies to its principal executive and financial officers and the persons performing similar functions. The Company will provide a copy of its Code of Ethics, without charge, to any investor that requests it. Requests should be addressed in writing to ART International Corporation, Attn.: Simon Meredith, 1801, unit 16, Wentworth Street, Whitby, Ontario, Canada .

Item 16C. Principal Accountant Fees and Services.

The following expenses represent the cost of the Corporation’s annual audit services.

Details / service	2007 $	2006 $	2005 $
Audit	30,000	30,000	36,000
Taxation	--	--	--
All Other Fees	--	--	--
Total	30,000	30,000	36,000

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

Item 18. Financial Statements.

See Items 17 & 19

Index of Exhibits attached:   Financial Statements audited as at November 30, 2007 - with comparative figures for 2006 and 2005 is attached.  The Statements include U.S. oriented Comments by the Auditors and Note dealing with U.S. Generally Accepted Accounting Principles.

Item 19. Exhibits.

Index of Exhibits attached:

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Diamant ART Corporation:

/s/ Simon Meredith	/s/ Michel van Herreweghe
Simon Meredith	Michel van Herreweghe
President	Chairman
June 12, 2008	June 12, 2008

The following exhibits are attached to and form part of this Annual Report

Exhibit Index

Exhibit #	Item	Description
1	Exhibit	Certifications By Company Chief Executive Officer And Chief Operating Officer
2	Exhibit	Certifications Pursuant To Sarbanes-Oxley Act Of 2002
3	Exhibit	Annual Financial Statements For The Years Ending November 30, 2007, 2006 & 2005 Audit Opinion, Danziger & Hochman – 2007 & 2006 & 2005

Exhibits attached to Annual Report dated November 30, 2004, and included herein by reference.
6	Exhibit	Articles of Incorporation – 01.24.86 • Xerart Corporation
7	Exhibit	Articles of Amendment – 11.18.86
8	Exhibit	Articles of Amendment – 02.27.87
9	Exhibit	Articles of Amendment – 10.08.87 • Name Change Artagraph Reproduction Technology Incorporated
10	Exhibit	Articles of Amendment – 08.09.89 • To Articles of Amendment – 10.08.87
11	Exhibit	Articles of Amendment – 07.24.92 • Creation of Class “A” Preference Shares
12	Exhibit	Articles of Amendment – 09.01.92 • Class “A” Preference Shares
13	Exhibit	Articles Of Amendment – 09.08.92 • Fix Class “A” Preference Series 1 At 875,000 Shares And Conversion Rights To Common Shares
14	Exhibit	Articles Of Amendment – 07.14.98 • Name Change A.R.T. International Inc. • Consolidation Of Common Shares 250:1 • New Class “B” Preference Shares • New Class “A” Common Shares
15	Exhibit	Articles Of Amendment – 07.17.00 • Conversion Of Class “A” Preference Shares, Series 1 & 2
16	Exhibit	Articles Of Amendment – 05.26.03 • Name Change Art International Corporation • 100:1 Consolidation Of Common Shares • Conversion Right Of Class “C” Common To 100 Common Shares
17	Exhibit	Articles Of Amendment – 11.22.04 • Name Change Diamant Art Corporation • Deleting Class “A” Preference Shares • Deleting Class “B” Preference Shares
18	Exhibit	Distribution Agreement With Presidential Holdings, Dated March 8, 2005
19	Exhibit	Distribution Agreement With Victory Packaging, Dated March 1, 2005
20	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 24, 2004 • Canada
21	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated June 28, 2004 • United States
22	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated November 15, 2004 • Mexico
23	Exhibit	Distribution Agreements From Diamant Plastics Corp., Dated March 23, 2005 • Bahamas